ACTIVE INGREDIENTS:


ALTACE
ramipril capsules
10 mg
ALTACE
ramipril capsules
ALTACE
ramipril cap

KING PHARMACEUTICALS

King Pharmaceuticals, Inc.

2002 Annual Report

In 2002, revenues grew 29% and cash flow from operations grew 63%. Also, selective acquisitions added promising products, new technologies, and enhanced pipeline opportunities to a well-diversified product portfolio.

Why are we confident about the future? Because our capabilities provide the necessary "active ingredients" that enable King to realize potential and develop opportunity.

King Pharmaceuticals sells certain products through its subsidiaries Monarch Pharmaceuticals, Inc., Jones Pharma Incorporated, and Parkedale Pharmaceuticals, Inc.

PROVEN EXPERTISE



More than five years of double-digit growth in revenue prove King's ability to increase our branded pharmaceutical product sales.

GROWING PRODUCTS



ALTACE
10 mg

A diversified portfolio of high-margin, long life-cycle branded prescription pharmaceuticals delivers impressive, growing cash flow. Net sales of Altace® (ramipril), our leading product, grew 58% to $450.0 million in 2002.

GROWING MARKETS



Sleep aid Sonata® (zaleplon) and other newly acquired products and technologies provide access to growing markets and enhanced pipeline opportunities.

ESTABLISHED CAPABILITIES


KING

Our extensive operations position King to fully leverage opportunities and compete effectively in the branded prescription pharmaceutical marketplace.

EXPANDING R&D



King's growing team of experienced R&D personnel researches new chemical compounds and guides development of improved formulations of currently marketed products.

EXPERIENCE



Jefferson J. Gregory
Chairman and Chief Executive Officer

King Pharmaceuticals has proven strategies for growth that leverage our branded prescription pharmaceutical product portfolio, established capabilities—including research and development—and expanding pipeline opportunities to generate solid returns. These "active ingredients," critical components in the growth of King Pharmaceuticals, produced another successful year in 2002.

Last year, King generated significant financial growth, as we have consistently done since going public in 1998. Revenues grew 29% to $1.13 billion. Cash flow from operations dramatically increased 63% to $456 million.

From a fundamental standpoint, 2002 was another excellent year of growth for our Company. King's growth in 2002 primarily resulted from increased sales of our three cornerstone products: Altace,® Levoxyl® (levothyroxine sodium tablets, USP), and Thrombin-JMI® (thrombin, topical, bovine, USP).

TOTAL REVENUES
(in millions)


$1,128.3
$872.3
$620.2
$512.5
$294.4
98
99
00
01
02

LEADING PRODUCTS

Altace®, our leading product, continued its stellar performance as net sales grew to $450.0 million during 2002, a 58% increase over the prior year. Contributing to this growth, Altace® became the most-prescribed branded angiotensin converting enzyme ("ACE") inhibitor among cardiologists during the year. After acquiring Altace® in 1998, King received U.S. Food and Drug Administration ("FDA") approval for expanded indications in October 2000 that positively differentiate Altace® from other ACE inhibitors. Since then, King has nearly tripled net sales of Altace®. The product is advantageously positioned for sustained growth based on several factors: positive prescription growth trends; our marketing strategies for Altace®; indications unique among ACE inhibitors; and outstanding supporting clinical data.

Our second-largest product, Levoxyl®—a treatment for hypothyroidism—achieved net sales of $169.5 million during 2002, growing 61% over the prior year. We have filed in excess of 40 patent applications with the U.S. Patent and Trademark Office related to this novel FDA-approved product. Our first U.S. patent for Levoxyl®, U.S. Patent No. 6,555,581 ("'581 Patent"), a utility patent with composition-of-matter claims, was issued on April 29, 2003. The timely issuance of this first patent proved significant as two potential generic competitors have since filed Paragraph IV Certifications seeking approval to market a generic form of Levoxyl®. The combined assertions in the two Paragraph IV Certifications challenge the enforceability of the '581 Patent, alleging non-infringement and invalidity of the patent. We intend to vigorously enforce our Levoxyl® patent and continue to work diligently to enhance the long-term potential of this important product.

Thrombin-JMI®, another leading product, rose 51% during the year to achieve net sales of $96.5 million. During 2002, we increased production capacity for Thrombin-JMI® by approximately 20%, which contributed to the product's strong performance.

STRATEGIC ACQUISITIONS

While achieving another year of solid financial performance in 2002, we also have better positioned our Company for long-term growth through the successful execution of our growth strategies. We accomplished this by completing several strategic acquisitions during 2002 and the first half of 2003. These selective acquisitions add promising products, new technologies, a dramatically larger U.S. primary care field sales force, and enhanced pipeline opportunities.

In December 2002, King acquired Intal® (cromolyn sodium) and Tilade® (nedocromil sodium), inhaled anti-inflammatory agents for the preventive management of asthma. They serve the rapidly growing respiratory market, which is currently the fourth-largest therapeutic market in the world. We also acquired Synercid® (dalfopristin and quinupristin), an injectable antibiotic.

Last year, King negotiated the acquisition of Meridian Medical Technologies, Inc., which we completed in January 2003. This business combination provides King with additional lines of exclusive branded products, preeminent auto-injector technology, and enhanced pipeline opportunities.

Most recently, in June 2003, we completed our acquisition of Elan Corporation, plc's primary care business in the United States and Puerto Rico, which includes two branded prescription pharmaceutical products, rights to potential new formulations of the products, and an experienced primary care field sales force of more than 350 individuals. The products include Sonata®, a nonbenzodiazepine treatment for insomnia, and the muscle relaxant Skelaxin® (metaxalone).

We believe Sonata® provides King with a differentiated product among available insomnia treatments. Moreover, Elan has made significant strides in the development of new formulations of Sonata® by utilizing their proprietary delivery technology. The potential successful development of additional approved formulations, together with our planned focused promotion of the differentiating positive attributes of this product, should position Sonata® to become another cornerstone product for our Company. Skelaxin® is the only branded prescription pharmaceutical product without a generic substitute in the muscle relaxant class and provides King with another leading branded product, which should produce additional significant cash flow for our Company.

ALTACE® NET SALES
(in millions)



$450.0
$284.7
$161.7
$122.4
99
00
01
02

"FROM A FUNDAMENTAL STANDPOINT, 2002 WAS ANOTHER EXCELLENT YEAR OF GROWTH FOR OUR COMPANY."

LEVOXYL® NET SALES
(in millions)


$169.5
$105.1
$58.1
$32.8
99
00
01
02

Our acquisition of Elan's sales force represents a transformational event for our Company. Coupled with our internal expansion, King is building a combined sales force of approximately 1,200 representatives in 2003. This increase significantly enhances *our sales and marketing* capability and positions us to compete even more effectively in the primary care marketplace. Moreover, this addition provides critical mass, strategically positioning King to launch new products as they emerge from our growing product pipeline.

Having completed this strategic transaction, we are now focusing more extensively on the strategic acquisition and in-licensing of products in late-stage development. This focus leverages our experienced and expanding R&D and sales and marketing capabilities.

RESEARCH AND DEVELOPMENT

Our R&D team continues to develop new products, including new chemical entities. Most recently, we received FDA approval in June 2003 of a supplemental New Drug Application covering pediatric and adult formulations of the Company's nerve gas antidote AtroPen® (atropine). This approval is particularly significant because it is the first time that pediatric formulations of this important homeland security product have been approved in the United States. Key products currently in development, including under licenses, include: Estrasorb™ (estradiol topical emulsion), a topical estrogen replacement therapy in a unique lotion formulation; Intal® HFA, a preventive treatment for asthma; a diazepam-filled auto-injector for the treatment of status epilepticus and severe recurrent convulsive seizures associated with epilepsy; a modified-release formulation of Sonata®; new formulation development for Skelaxin®; binodenoson, a second-generation stress-imaging agent; and a modified-release formulation of Altace®

"WE REMAIN STEADFASTLY COMMITTED TO OUR SUCCESSFUL BUSINESS STRATEGIES."

ADDRESSING CHALLENGES

While our opportunities are abundant, we are also faced with challenges. In March 2003, the Securities and Exchange Commission ("SEC") notified us that our Company is the subject of an investigation. We are cooperating with and providing information to the SEC. In light of this investigation, and as recommended by King's management, the audit committee of King's Board of Directors ("Audit Committee") initiated an assessment and internal review of the issues raised by the SEC investigation. The internal review was completed on July 28, 2003. Although the internal review is complete, the SEC investigation is continuing.

In connection with the internal review, the Company determined that we had underaccrued for estimated amounts due under Medicaid and other governmental pricing programs during the period from 1998 to 2002, and has recorded an adjustment of $46.5 million to total revenues and accrued expenses in the fourth quarter of 2002. The Audit Committee concluded, after weighing all the information developed in the course of the internal review, that the underpayments requiring the accrual adjustment did not arise from an effort on the part of the Company's current or prior management to mislead investors by manipulating reported financial results. Our management team is committed to addressing the issues identified by the Audit Committee review and has already begun to implement the additional processes necessary to better assure our compliance with Medicaid and other governmental pricing programs.[1]

OUTLOOK

I am continually impressed with the ability of our employees to identify and leverage opportunities even as they diligently address and successfully meet the challenges that confront us. We remain steadfastly committed to our successful business strategies, which continue to result in strong cash flow and position us for continued growth. With solid financial fundamentals, growing products, and a strong balance sheet, we believe our strategies for growth position King to generate long-term returns for our shareholders.

Jefferson J. Gregory
Chairman and Chief Executive Officer
July 28, 2003

[1] For a more detailed discussion of the internal review conducted by the Audit Committee and this adjustment to our Company's audited consolidated financial statements, please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Recent Developments" beginning on page 20 of this Annual Report and Note 2 to our audited consolidated financial statements beginning on page 42 of this Annual Report.



Kyle P. Macione
President

Existing products provide significant cash flow. In 2002, King's experienced sales and marketing professionals continued to expand our largest products. Net sales of Altace grew to $450.0 million, a 58% increase from $284.7 million during 2001. Likewise, Levoxyl net sales grew 61% to $169.5 million and net sales of Thrombin-JMI grew 51% to $96.5 million during 2002.

King also made other significant advances during the year. On September 9, 2002, Novavax resubmitted to the FDA a New Drug Application ("NDA") for Estrasorb.™ King has a license from Novavax to commercialize, upon approval, Estrasorb,™ a topical estrogen replacement therapy in a unique lotion formulation. Phase II clinical trials relating to our pipeline product, binodenoson, were successfully completed. Binodenoson is our second-generation pharmacologic stress-imaging agent. More recently, our first U.S. patent on Levoxyl was issued on April 29, 2003 and extends through February 15, 2022.

Acquisitions expand markets and enhance pipeline opportunities. King continued its proven acquisition growth strategy in 2002 and the first half of 2003. In June 2003, we completed our acquisition of Elan's primary care business in the United States and Puerto Rico. It includes two branded prescription pharmaceutical products, rights to potential new formulations of the products, and an experienced primary care field sales force of more than 350 individuals. The products include Sonata, a nonbenzodiazepine treatment for insomnia, and Skelaxin, a muscle relaxant. The addition of Elan's dedicated primary care field sales force to our established sales and marketing capabilities should position Sonata for long-term growth and significantly enhance our ability to successfully promote and grow our other branded prescription pharmaceutical products.

The acquisition in January 2003 of Meridian Medical Technologies, Inc. provides King with additional lines of exclusive pharmaceutical products, preeminent auto-injector technology, and enhanced pipeline opportunities. Auto-injectors are prefilled, pen-like devices that allow a patient or caregiver to automatically inject a precise drug dosage quickly, easily, safely, and reliably. Meridian's auto-injector products include EpiPen® (epinephrine) for the emergency treatment of anaphylaxis (severe allergic reactions); a diazepam-filled auto-injector for the treatment of status epilepticus and severe recurrent convulsive seizures associated with epilepsy; and AtroPen,® a nerve gas antidote. The diazepam-filled auto-injector and AtroPen® are presently sold primarily to the U.S. Department of Defense. King may have the opportunity to develop other innovative products for a variety of therapeutic applications utilizing Meridian's auto-injector technology.

Intal® and Tilade,® inhaled anti-inflammatory agents for the management of asthma that were acquired from Aventis in December 2002, provide greater access to the growing respiratory market. Synercid,® also acquired from Aventis, adds to our critical care franchise an injectable antibiotic for treatment of vancomycin-resistant enterococcus faecium ("VREF") and complicated skin and skin structure infections. Prefest® (estradiol/norgestimate), acquired from Ortho-McNeil Pharmaceutical, Inc. in May 2002, is a differentiated combination hormone replacement therapy that offers a low-dose, intermittent progestin administration together with continuous administration of estrogen. This product complements and expands our women's health portfolio.


Bicillin® L-A
(penicillin G
benzathine
suspension)
units per mL
LEVOXYL
(Levothyroxine Sodium
Tablets, USP)
100 mcg
N 52604-5112-1
LEVOXYL
(Levothyroxine Sodium
Tablets, USP)
112 mcg
PREFEST

PRODUCTS AND MARKETS

During 2002, **Altace**® became the leading prescribed branded ACE inhibitor among cardiologists. Prescription market share for Altace® among cardiologists greatly exceeds the prescription market share for all physician prescriber groups combined, which we believe continues to provide a positive lead indicator of the potential growth of Altace®. Supported by strong clinical data, Altace® is the only ACE inhibitor approved by the FDA to reduce the risk of stroke, myocardial infarction, and death from cardiovascular causes in patients 55 and older either with a history of coronary artery disease, stroke, or peripheral vascular disease, or with diabetes and one other cardiovascular risk factor (elevated cholesterol level, cigarette smoking, etc.). Altace® was first approved in 1991 for use in the treatment of hypertension and was subsequently approved by the FDA for the treatment of congestive heart failure after a patient suffers a heart attack, indications which are typical of other ACE inhibitors. Additionally, there is an ongoing pediatric study involving Altace®. Altace® has a composition-of-matter patent through October 2008.

Sales of **Levoxyl**®, King's novel formulation of levothyroxine sodium for the treatment of hypothyroidism, continued to grow. Levothyroxine sodium is one of the most prescribed drugs in the United States. Levoxyl® is one of the two leading levothyroxine sodium products. Levoxyl® has a utility patent with composition-of-matter claims through February 2022.

Thrombin-JMI®, a purified form of bovine thrombin used to control bleeding during surgery, continued its strong growth in the domestic thrombin market. We are working on long-term strategies, which we anticipate completing in the next two to three years, to significantly expand our manufacturing capacity for Thrombin-JMI®.

Sonata®, acquired from Elan in June 2003, is a non-benzodiazepine short-acting treatment for insomnia, with most patients experiencing the onset of sleep within 10 to 20 minutes of taking the drug. With a short half-life of approximately one hour and a four- to five-hour duration of action, the product can be


ramipril capsules
5 mg
100 Capsules
Monarch Pharmaceuticals
NDC 61570-120-05
ALTACE®
ramipril capsules
10 mg
NDC 61570-070-01
PROCTOCORT®
Hydrocortisone Cream USP, 1%
1 OUNCE (28.35g)
Rx only
CORTISPORIN Ophthalmic
Suspension Sterile
NDC 52604-7106-1
FOR TOPICAL USE ONLY
DO NOT INJECT
THROMBIN, TOPICAL
(BOVINE ORIGIN), U.S.P.
THROMBIN-JMI®
ONE VIAL
50,000 U.S. Units
STERILE
THROMBIN,
TOPICAL
20,000 U.S. Units


NDC 61570-540-02
200 mg/2 mL
Tigan®
(trimethobenzamide HCl)
CORTISP
(neomycin and polymyx
hydrocortisone acetate
DIRECTIONS FOR US

taken in the middle of the night without residual side effects such as drowsiness, loss of memory, or impact on psychomotor skills. Sonata® has a composition-of-matter patent through June 2008.

Skelaxin®, a muscle relaxant indicated for the relief of discomforts associated with acute, painful musculoskeletal conditions, was acquired from Elan in June 2003. Skelaxin® has a method-of-use patent through December 2021.

Intal® and **Tilade®**, acquired from Aventis in December 2002, provide King with greater access to the respiratory pharmaceutical market, which is currently the fourth-largest therapeutic market in the world. These inhaled anti-inflammatory agents for the management of asthma are differentiated by unique mechanisms of action and excellent safety profiles. The latter is extremely important for pediatric patients and other patient subpopulations for whom safety is a particular concern. Tilade® has a composition-of-matter patent through October 2006.

Synercid®, an injectable antibiotic indicated for the treatment of VREF and complicated skin and skin structure infections in hospital settings, has a formulation patent in the United States through November 2017. Synercid® was acquired from Aventis in December 2002. King's other prescription anti-infectives include the **Bicillin®**, **Cortisporin®**, and **Neosporin®** product lines.

AtroPen®, a nerve gas antidote utilizing our auto-injector technology, is currently sold primarily to the U.S. Department of Defense. In order to more fully enable the commercial distribution of this important homeland security product, we obtained FDA approval on June 19, 2003 of a supplemental New Drug Application covering pediatric and adult formulations of AtroPen®.

Prefest®, a single-tablet combination hormone replacement therapy that offers intermittent progestin administration together with continuous administration of estrogen, has a preparation patent through January 2012. The progestin in Prefest® tablets is unique among available combination hormone replacement therapies and, in addition to its intermittent administration, represents the lowest dose of progestin in any such product. These characteristics, combined with the product's lipid and triglyceride level profile, positively differentiate Prefest® tablets from competing therapies. Acquired during 2002 from Ortho-McNeil, Prefest® strategically complements our women's health portfolio. This portfolio includes **Menest®** (esterified estrogens tablets, USP) and **Delestrogen®** (estradiol valerate injection, USP), oral and injectable estrogen replacement therapies, respectively.

A more complete listing of King's branded pharmaceutical products can be found at www.kingpharm.com.


N 52604-5050-1
LEVOXYL®
50 mcg
100 TABLETS
Rx only
NDC 61570-110-01
ALTACE
ramipril capsules
NDC 61570-035-35
1 REMOVE GRAY SAFETY CAP
2 PLACE GREEN END ON OUTER THIGH
THROMBIN, TOPICAL



CORTISPORIN® Ointment
THROMBIN, TOPICAL, U.S.P.
THROMBIN-JMI®
Tigan®
(trimethobenzamide HCl capsules)
300 mg
100 Capsules
LEVOXYL®

PRODUCTS IN DEVELOPMENT

While aggressively executing our proven acquisition growth strategies with respect to currently marketed products, King has also continued to successfully expand and enhance pipeline opportunities. Key products currently in development include: **Estrasorb™**; **Intal® HFA**; a **diazepam-filled auto-injector**; a **modified-release formulation of Sonata®**; **new formulation development for Skelaxin®**; **binodenoson**; and a **modified-release formulation of Altace®**.

In September 2002, Novavax submitted to the FDA an NDA for **Estrasorb™**, a topical estrogen replacement therapy in a unique lotion formulation for symptomatic menopausal women. King has an exclusive worldwide license to promote, market, distribute, and sell Estrasorb™ following approval—except in the United States and Puerto Rico, where King and Novavax will comarket the product.

Intal® HFA is an important product line extension for our recently acquired nonsteroidal, anti-inflammatory agent for the preventive management of asthma. The new formulation utilizes hydrofluoroalkane, an environmentally friendly propellant. The HFA formulation has patent protection in the United States through September 2017.

An Abbreviated New Drug Application for our **diazepam-filled auto-injector**, currently sold primarily to the U.S. Department of Defense, is under review by the FDA. Once approved, King plans to market this product commercially through King's dedicated U.S. field sales force and telemarketing group as the only adjunctive injectable therapy, outside of a hospital setting, for the emergency treatment of status epilepticus and severe recurrent convulsive seizures associated with epilepsy.

We have entered into agreements with Elan for the development of a **modified-release formulation of Sonata®** utilizing Elan's proprietary technology with patent protection through 2018 and **new formulation development for Skelaxin®**.

King recently completed the Phase II dose-ranging study for **binodenoson**, our second-generation cardiac pharmacologic stress-imaging agent. The results of this Phase II study are being used to plan protocols for two pivotal Phase III studies, the first of which is expected to begin during the second half of 2003.

In May 2003, King entered into a licensing agreement with SkyePharma plc for the purpose of developing and commercializing a **modified-release formulation of Altace®** *utilizing SkyePharma's patented oral* drug delivery technology Geomatrix.® SkyePharma has various issued patents covering Geomatrix® drug delivery technologies, with patent protection in the United States extending through September 2017.



ALTACE®
NDC 61570-045-10
NEOSPORIN®
OPHTHALMIC
SOLUTION
Sterile
PROCTOCORT®
Bicillin® C-R
Bicillin® L-A

PROVEN EXPERTISE AND ESTABLISHED CAPABILITIES

King's fully developed operations have produced growth in sales of our branded pharmaceutical products.

King continues to increase the representation of our brands in the U.S. marketplace with the expansion of our sales force from 520 representatives in 2001 to approximately 715 representatives at the end of 2002. In 2003, we increased that number further to approximately 1,200 field sales representatives, enhancing our ability to effectively compete in the primary care marketplace.

The experienced personnel in our established and growing research and development department are developing new chemical compounds, as well as making substantial contributions through developing and refining formulations and applications for our currently marketed products.

King operates manufacturing facilities in Bristol, Tennessee; Rochester, Michigan; St. Louis, Missouri; St. Petersburg, Florida; and Middleton, Wisconsin. These facilities produce a broad array of dosage forms. The acquisition of Meridian in January 2003 expands King's capabilities to include the manufacture of products utilizing auto-injector technology.

King's established operational ability to deliver on our growth strategies drew recognition throughout 2002. *BusinessWeek* magazine named the Company to its list of top 100 "Hot Growth Companies." *SmartMoney* ranked King first on its list of "Lean, Mean, Future Profit Machines." And in October 2002, *BusinessWeek* cited King's integration of Jones Pharma as a merger that produced outstanding returns for shareholders.



James R. Lattanzi
Chief Financial Officer

RESULTS

SELECTED FINANCIAL DATA

The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this report.

For the year ended December 31,	1998	1999	2000	2001	2002
In thousands, except per share data					
STATEMENT OF INCOME DATA:					
Net sales[1]	$261,594	$480,815	$578,769	$825,488	$1,069,960
Royalty revenue	27,544	31,650	41,474	46,774	58,375
Development revenue[2]	5,283	—	—	—	—
Total revenues	294,421	512,465	620,243	872,262	1,128,335
Gross profit	201,488	368,637	448,972	685,698	833,359
Operating income	105,111	209,895	184,728	366,266	294,200
Interest income	7,746	10,507	11,875	10,975	22,395
Interest expense	(14,866)	(55,371)	(36,974)	(12,684)	(12,419)
Valuation charge	—	—	—	—	(35,629)
Other income (expenses), net	4,016	(3,239)	3,333	6,313	(884)
Income before income taxes, extraordinary item(s) and cumulative effect of change in accounting principle	102,007	161,792	162,962	370,870	267,663
Income tax expense	36,877	61,150	76,332	138,006	85,143
Income from continuing operations	65,130	100,642	86,630	232,864	182,520
Income from discontinued operations	18,768	—	—	—	—
Income before extraordinary item(s) and cumulative effect of change in accounting principle	83,898	100,642	86,630	232,864	182,520
Extraordinary item(s), net of income taxes[3]	(4,411)	(705)	(22,121)	(14,383)	—
	79,487	99,937	64,509	218,481	182,520
Cumulative effect of change in accounting principle[4]	—	—	—	(545)	—
Net income[1]	$ 79,487	$ 99,937	$ 64,509	$217,936	$ 182,520
Income per common share:					
Basic:					
Continuing operations	$ 0.32	$ 0.48	$ 0.40	$ 1.00	$ 0.75
Discontinued operations	0.09	—	—	—	—
Extraordinary item(s)	(0.02)	—	(0.10)	(0.06)	—
Cumulative effect of change in accounting principle	—	—	—	—	—
	$ 0.39	$ 0.48	$ 0.30	$ 0.94	$ 0.75
Diluted:					
Continuing operations	$ 0.32	$ 0.47	$ 0.39	$ 0.99	$ 0.74
Discontinued operations	0.09	—	—	—	—
Extraordinary item(s)	(0.02)	—	(0.10)	(0.06)	—
Cumulative effect of change in accounting principle	—	—	—	—	—
	$ 0.39	$ 0.47	$ 0.29	$ 0.93	$ 0.74

December 31,	2000	2001	2002
BALANCE SHEET DATA:			
Working capital	$ 212,161	$1,086,116	$ 891,738
Total assets	1,282,395	2,506,611	2,750,660
Total debt	100,532	347,754	346,393
Shareholders' equity	987,733	1,908,284	1,931,183

[1] Results for 2002 reflect (a) a $22,113 charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs for the years 1998 to 2001, (b) a $12,399 charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs related to 2002 and recorded in the fourth quarter of 2002, and (c) an $11,970 charge arising from changes in accounting estimates related to Medicaid and other governmental pricing programs. For additional information, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Recent Developments" and Note 2 to our audited consolidated financial statements.

[2] We developed four ANDA's which were filed with the FDA on behalf of Mallinkrodt Inc., predecessor to Tyco International Ltd., for a maximum of $2,500 which was paid upon FDA approval and validation of the process.

[3] Reflects loss on early extinguishment of debt in connection with the repayment of certain debt instruments during 1998, 1999, 2000 and 2001 of $4,411 (net of taxes of $2,787), $705 (net of taxes of $445), $12,768 (net of taxes of $7,580), and $14,383 (net of taxes of $8,520), respectively. Additionally, reflects an asset impairment charge related to discontinuing the production and distribution of Fluogen® in the amount in 2000 of $9,353 (net of taxes of $5,612).

[4] Reflects the cumulative effect of a change in accounting principle of $545 (net of taxes of $325) due to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," during the first quarter of 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the other parts of this report, the audited consolidated financial statements and related notes. Historical results and percentage relationships set forth in the statements of income, including trends that might appear, are not necessarily indicative of future operations. Please see the "Risk Factors" and "Forward-Looking Statements" sections for a discussion of the uncertainties, risks and assumptions associated with these statements.

RECENT DEVELOPMENTS

The audited consolidated financial statements contained in this annual report reflect the effects of

- a $46.5 million adjustment to our accrual for estimated amounts due under Medicaid and other governmental pricing programs,
- an additional $39.8 million charge relating to Lorabid,® consisting of a $49.9 million accrual for Lorabid® purchase commitments in excess of expected demand and a $10.0 million reduction (from $76.8 million to $66.8 million) in the previously announced Lorabid® intangible asset impairment charge, and
- a deferral of $4.7 million of revenue associated with a purchase of our products by the King Benevolent Fund, Inc.

Each of these adjustments arises from the internal review or is otherwise based on information that became available subsequent to the release of the unaudited consolidated financial statements for the year ended December 31, 2002, contained in our Form 8-K dated April 15, 2003, and, under applicable accounting rules, is required to be reflected as of December 31, 2002.

The following table summarizes our 2002 net sales, operating income, net income and diluted income per common share, as previously reported in our Form 8-K dated April 15, 2003 and as reported in this annual report after accounting for the three adjustments described above (in thousands, except per share data):

	Net Sales		Operating Income		Net Income		Income Per Common Share (Diluted)	
Year ended December 31, 2002	As Previously Reported[1] (Unaudited)	As Currently Reported	As Previously Reported[1] (Unaudited)	As Currently Reported	As Previously Reported[1] (Unaudited)	As Currently Reported	As Previously Reported[1] (Unaudited)	As Currently Reported
	$1,121,143	$1,069,960	$383,939	$294,200	$238,039	$182,520	$0.97	$0.74

[1] The data labeled "As Previously Reported" are presented for information purposes only in order to alert the reader that the 2002 results of operations previously reported in our Form 8-K dated April 15, 2003 differ from the audited 2002 results of operations as a result of the three adjustments described above. These data are not presented in this annual report as a financial measure of our historical financial performance and should not be considered by investors and other readers of this annual report in their decision making.

SEC Investigation, Medicaid and Other Governmental Program Accrual Adjustment, and Related Matters As previously reported, in March 2003, the SEC initiated a formal investigation of King. In light of the SEC investigation, and as recommended by King's management, the Audit Committee of our Board of Directors initiated an assessment and internal review of the issues raised by the SEC investigation and retained independent counsel, who retained an independent accounting firm, to assist the Audit Committee.

In connection with the internal review, King determined that it had underaccrued for estimated amounts due under Medicaid and other governmental pricing programs, and recorded an adjustment of $46.5 million to net sales and accrued expenses in the fourth quarter of 2002. This amount represents our best estimate of the extent to which we underpaid amounts due under Medicaid and other governmental pricing programs during the period from 1998 to 2002. In connection with the accrual adjustment, we expect to recover on a pre-tax basis approximately $0.7 million of royalties we previously paid for Altace.® We also expect to recover on a pre-tax basis approximately $9.5 million of the promotional fees we previously paid under our Co-Promotion Agreement with Wyeth Pharmaceuticals, a unit of Wyeth, relating to Altace® (the "Co-Promotion Agreement"), but we have not completed discussions with our partner and therefore have not recorded this amount in our results for 2002.

We have contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice in connection with the underpayments and expect to engage in more detailed discussions with these and other appropriate agencies in order to determine the precise amount of the underpayments. We currently expect to make the requisite payments in the third or fourth quarter of 2003. Pending determination of the precise amount of such payments, we have placed $46.5 million in an interest-bearing escrow account. The accrual adjustment relates solely to the estimated underpayments and excludes any interest, fines, penalties or other amounts that might be owed in connection with the underpayments, as we cannot predict or reasonably estimate their likelihood or magnitude at this time.

Of the aggregate adjustment to the accrual for estimated underpayments of amounts due under Medicaid and other governmental pricing programs, approximately $12.0 million reflects changes in accounting estimates under generally accepted accounting principles made in 2002, and approximately $12.4 million reflects corrections of immaterial errors related to 2002 and recorded in the fourth quarter of 2002. The remaining $22.1 million reflects corrections of immaterial errors that occurred during 1998 to 2001. Of this total of $22.1 million, approximately $2.5 million relates to underpayments in 1998, $6.5 million relates to underpayments in 1999, $5.9 million relates to underpayments in 2000 and $7.3 million relates to underpayments in 2001. The impact of these immaterial errors in each of the years from 1998 to 2001 on net sales, operating income, net income and diluted income per common share for those years is set forth below (in thousands, except per share data):

	Net Sales	Impact of Immaterial Errors	Operating Income	Impact of Immaterial Errors	Net Income	Impact of Immaterial Errors	Income Per Common Share (Diluted)	Impact of Immaterial Errors
1998	$261,594	$2,460	$105,111	$2,460	$ 79,487	$1,518	$0.39	$0.01
1999	480,815	6,482	209,895	6,368	99,937	3,929	0.47	0.02
2000	578,769	5,873	184,728	5,744	64,509	3,544	0.29	0.02
2001	825,488	7,298	366,266	7,191	217,936	4,437	0.93	0.02

For information on the impact of the immaterial errors in 2001 and 2002 on a quarterly basis, see Note 23 to our audited consolidated financial statements.

In connection with the internal review, the Audit Committee determined that our calculations related to Medicaid and other governmental pricing programs have not followed all aspects of the prescribed methodology under the applicable statutes. King's accrual adjustment relates to

- modifications to our methodologies for calculating average manufacturer price and best price (both of which are reported to the government and used in determining amounts due under Medicaid and other governmental pricing programs) in response to changes in legal interpretations of complex and, in certain respects, ambiguous areas of Medicaid rebate laws,
- recently compiled information with respect to the class of trade of our direct and indirect customers that affects our past calculations of average manufacturer price, and
- the correction of certain immaterial errors in the calculation of average manufacturer price and best price.

The accrual adjustment reflects both Medicaid underpayments and amounts owing to other governmental agencies, such as the Department of Veterans Affairs and the Public Health Service, which utilize payment formulae that are similar to those applicable to the Medicaid rebate program.

The Audit Committee concluded, after weighing all the information developed in the course of the internal review, that the underpayments requiring the accrual adjustment did not arise from an effort on the part of our current or prior management to mislead investors by manipulating reported financial results. While the Committee concluded that the errors did not result in any material financial misstatements, the Committee stated that it believes that we need to dedicate additional attention and resources to ensure compliance with all applicable reporting requirements for Medicaid rebates and other governmental pricing programs. The Committee noted the need to have in place systems, processes and personnel that provide reasonable assurance that such errors are unlikely to recur in the future. Management has reviewed with the Committee the steps we have taken, are now taking and plan to take to address the issues raised by the incorrect Medicaid and other governmental pricing programs filings made in the past, and to enhance our capabilities with respect to future Medicaid and other governmental pricing calculations. The Committee stated that it intends to monitor carefully our ongoing discussions with appropriate regulatory authorities, as well as the implementation of proposed improvements to systems, processes, training and personnel.

The SEC investigation of King is continuing. In addition, as discussed above, we have contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice regarding amounts due under Medicaid and other governmental pricing programs. The SEC, the Centers for Medicare and Medicaid Services, the Office of Inspector General, the Department of Justice and other governmental agencies that might be investigating or might commence an investigation of King could impose, based on a claim of a violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of these laws may impose liability even in the absence of specific intent to defraud. In addition, 22 purported class action complaints have been filed by holders of our securities against us, our directors, former directors, executive officers and former executive officers, and seven purported shareholder derivative complaints have been filed, respectively alleging violations of federal securities laws and a breach of fiduciary duty, among other things, by some of our officers and directors. If any governmental sanctions are imposed, or if we were not to prevail in the securities litigation, neither of which we can predict or reasonably estimate at this time, our business, financial condition, results of operations and cash flows could be materially adversely affected. For additional information, please see the "Risk Factors" section under the heading "The SEC investigation, other possible governmental investigations, and securities litigation could have a material adverse effect on our business."

We have undertaken a substantial process to enhance our compliance with Medicaid and other governmental pricing program requirements. In November 2000, we began the process of implementing a new information technology system which has recently started to become operational. As part of this effort, we have engaged outside consultants to ensure that the new information technology system collects and processes the data that we previously lacked for calculating average manufacturer price. Although the new information technology system is intended to significantly enhance the accuracy of our calculations for estimating amounts due under Medicaid and other governmental pricing programs, our processes for these calculations will continue to involve considerable manual input, and, as a result, these calculations will remain subject to the risk of errors arising from manual processes. We expect to further automate our processes for these calculations and expect to achieve a high level of automation in such processes by mid-2004. In addition, we have hired a senior director knowledgeable with respect to Medicaid and other governmental pricing programs, and are continuing to search for and hire qualified personnel. We have engaged outside consultants to assist us in our compliance efforts while we are in the process of further expanding our internal compliance staff. We are committed to further enhancements and continue to identify and implement actions that improve our compliance with Medicaid and other governmental pricing programs.

Additional Charge Relating to Lorabid® As previously disclosed, during the fourth quarter of 2002, we decided to divest our rights to Lorabid® As a result of a continuing decline of Lorabid® prescriptions and our inability, to date, to divest our rights to Lorabid® subsequent to the release of the unaudited consolidated financial statements for the year ended December 31, 2002, we determined that we will not be able to sell all the Lorabid® we are required to purchase under our supply agreement with Eli Lilly. Accordingly, because of these further declines in Lorabid® prescription trends, and because we had not finalized our consolidated financial statements for the year ended December 31, 2002, we have revised our unaudited consolidated financial statements for the year ended December 31, 2002 to record in the fourth quarter of 2002 a $49.9 million charge related to the liability associated with the amount of the purchase commitments in excess of expected demand.

Due to the further decline in our revenue projections for Lorabid® as of July 2003, we were also required to reassess the fair value of the Lorabid® intangible assets. Previously, in the unaudited consolidated financial statements for the year ended December 31, 2002, we reported that during the fourth quarter of 2002 we had recorded an intangible asset impairment charge of $51.2 million and an additional intangible asset impairment charge of $25.7 million. Based on our recent reassessment, and as a result of recording the $49.9 million charge for Lorabid® purchase commitments in excess of expected demand, we determined that the intangible asset impairment charge should be decreased from the aggregate of $76.8 million, previously presented in the unaudited consolidated financial statements for the year ended December 31, 2002, to $66.8 million. We determined the fair value of the Lorabid® intangible asset based on the net present value of future estimated Lorabid® cash flows.

The overall adjustment to the Lorabid® charge presented in the unaudited consolidated financial statements for the year ended December 31, 2002 is a net additional charge of $39.8 million.

King Benevolent Fund Transaction On December 26, 2002, we sold $4,587,571 (net of a 2% prompt pay discount) of Cortisporin® Silvadene® and Tigan® to a third-party wholesaler, which in turn resold those products to the King Benevolent Fund in January 2003 for $4,634,405. As of July 15, 2003, the Benevolent Fund had yet to distribute 77% of the Cortisporin® 59% of the Silvadene® and 11% of the Tigan® purchased in January 2003. The expiration dates for the products still in inventory are July 31, 2004 (or later) for the Cortisporin® November 30, 2004 (or later) for the Silvadene® and May 31, 2004 for the Tigan® In light of the facts that a significant percentage of the products had not yet been distributed by the Benevolent Fund after more than six months and that the Benevolent Fund might be deemed to have been a "related party" for accounting purposes at the time of our sale, we have revised our previously released unaudited consolidated financial statements for the year ended December 31, 2002 to defer recognition of the revenue from this sale to the third-party wholesaler and to treat this sale in a manner analogous to the consignment method. As of the date of shipment of the purchased products to the third-party wholesaler, we have recorded deferred revenue in the amount of $4,701,195 and classified the purchased products as if they were consignment inventory at our cost of such inventory. We will recognize the deferred revenue as the purchased products are distributed by the Benevolent Fund, which has agreed to provide us with the requisite information relating to the timing and amount of such distributions. The deferral of recognition of $4,701,195 of revenue reduced by $4,131,092, $2,548,884 and $0.01 our previously reported unaudited 2002 operating income, net income and diluted income per common share, respectively. Based on the information provided to us by the Benevolent Fund with respect to its charitable distributions, we expect to recognize in the first and second quarters of 2003 $324,639 and $923,914, respectively, of the deferred revenue.

After weighing all the information developed in the course of the internal review, our Audit Committee concluded that this transaction did not arise from an effort to mislead investors by manipulating reported financial results, and that consummation of the sale had been in the best interests of King. In connection with this conclusion, the Audit Committee also determined that it would be desirable for King to provide detailed disclosure of the nature and extent of our relationship with the Benevolent Fund and this transaction beyond that required by applicable rules. Please see Note 2(b), "King Benevolent Fund Transaction," and Note 18, "Related Party Transactions," in our "Notes to Consolidated Financial Statements" included in this report.

OVERVIEW

General Our growth in 2002 primarily resulted from continued increased sales of our three largest products: Altace,® Levoxyl® and Thrombin-JMI.® Significant milestone events occurring since the end of 2001 that we believe expand and enhance our opportunities for continued growth include the completion of our acquisition of Meridian Medical Technologies, Inc., our acquisition of rights to Intal,® Tilade® and Synercid® from Aventis and our acquisition of Elan's primary care business in the United States and Puerto Rico, which includes Sonata® and Skelaxin® and Elan's United States primary care sales force. We believe that these developments, which include expanded pipeline opportunities, together with the continued sales growth of our existing key products, especially Altace,® position King for future growth.

SALES OF KEY PRODUCTS

In the following discussion, net sales for 2002 reflect a $22.1 million charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs for the years 1998 to 2001; a $12.4 million charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs related to 2002 and recorded in the fourth quarter of 2002; and a $12.0 million charge arising from changes made in 2002 in accounting estimates for the years 1998 to 2002 related to Medicaid and other governmental pricing programs. For additional information, see this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Recent Developments."

Altace® Net sales of Altace,® an ACE inhibitor, grew to $450.0 million for the year ended December 31, 2002, a 58% increase from $284.7 million during the prior year. Altace® new prescriptions totaled approximately 3.5 million and total prescriptions equaled approximately 10.6 million during 2002, increases of 41% and 50%, respectively, over the prior year according to IMS America monthly prescription data. Monthly total prescriptions of Altace® exceeded one million for the first time during December 2002 according to IMS America data. Contributing also to the continued sales growth of Altace® is the sustained shift to 10mg Altace,® the same dose used in the landmark HOPE trial. Specifically, total prescriptions for 10mg Altace® during 2002 increased approximately 71% over the prior year, in comparison to an increase of 36% for the other strengths of Altace® combined, according to NDC Health monthly prescription data. Additionally, price increases contributed to the continued sales growth of Altace® during 2002.

Based on Altace®'s differentiating indications, positive clinical data and prescription trends, along with our marketing strategies and a composition of matter patent that should protect Altace® from generic competition through 2008, we anticipate that annual net sales of Altace® should continue to grow, but not at as high a rate as that achieved in 2002.

Levoxyl® Levoxyl® net sales grew to $169.5 million for the year ended December 31, 2002, a 61% increase from $105.1 million during the prior year. In addition to continued prescription growth, the increase in sales of Levoxyl® during 2002 was primarily due to a reduction in discounting and implementation of a branded pricing strategy. During the first six months of 2003, Levoxyl® net sales were $58.9 million. We have submitted in excess of 40 patent applications relating to our novel quick-dissolving formulation of Levoxyl.® The first U.S. patent on Levoxyl,® a utility patent with composition of matter claims, was issued on April 29, 2003 and extends through February 15, 2022.

Thrombin-JMI® Net sales of Thrombin-JMI® totaled $96.5 million in 2002, a 51% increase from $64.1 million during the prior year. Contributing to this growth was our successful implementation of strategies which increased our unit production capacity for Thrombin-JMI® at our Middleton, Wisconsin facility by approximately 20% during 2002. We are, however, near capacity at this facility, which will limit our ability to increase unit production of Thrombin-JMI.® We are currently working on long-term strategies to further expand our manufacturing capacity for Thrombin-JMI.® Net sales of Thrombin-JMI® should continue to grow during 2003, but not at as high a rate as that achieved in 2002.

STRATEGIC DEVELOPMENTS

Elan's Primary Care Business On June 12, 2003, we acquired the primary care business of Elan and of some of its subsidiaries in the United States and Puerto Rico, which includes the rights to two branded prescription pharmaceutical products, including the rights to potential new formulations of Sonata® and Skelaxin,® together with Elan's United States primary care field sales force. Product rights subject to the agreement include those related to Sonata,® a nonbenzodiazepine treatment for insomnia, and Skelaxin,® a muscle relaxant, in the United States, its territories and possessions, and Puerto Rico. Under the terms of the agreement, Elan's sale of Skelaxin® included related NDAs, copyrights, trademarks, patents and U.S. rights to potential new formulations of Skelaxin.® Elan's sale of Sonata® included its rights to the product, as well as certain related copyrights. We also acquired certain intellectual property, regulatory, and other assets relating to Sonata® directly from Wyeth. Under the terms of the agreement, we secured an exclusive license to the intellectual property rights, in this territory, of both Wyeth and Elan to the extent they relate to new formulations of Sonata,® other than for use in animals.

We paid approximately $750.0 million at closing. The $750.0 million purchase price included the transfer of inventory with a value of approximately $40.0 million. We also

- will pay royalties on the current formulation of Skelaxin® from the date of closing and up to $71.0 million if Elan achieves certain milestones in connection with the development of a reformulated version of Sonata®;
- have a potential milestone payment of $15.0 million if annual net sales of a reformulation of Sonata® exceed $100.0 million; and
- potentially will pay an additional $25.0 million milestone payment to Elan relating to the ongoing exclusivity of Skelaxin® on January 2, 2004.

Prior to the closing of this transaction, we had received a letter on March 13, 2003 from the FTC stating that it was conducting an investigation to determine whether any person has engaged in unfair methods of competition with respect to Elan's product Skelaxin® The focus of this investigation was Elan's listing in the FDA's Orange Book of at least one patent claiming a method of using metaxalone, and other actions with regard to FDA regulatory processes. As a result of this new information, we commenced an investigation and asked Elan to provide additional information. On March 17, 2003, Elan filed a lawsuit in the Supreme Court of the State of New York seeking to compel us to close the transaction. On May 8, 2003, the FTC advised Elan that it was discontinuing a portion of its investigation with respect to this method of use patent. On May 20, 2003, we reached an agreement with Elan that restructured the terms of the transaction as described above, and, as a result, the litigation has since been dismissed.

Eon Labs and CorePharma have each filed an ANDA with the FDA pertaining to metaxalone, the active ingredient in Skelaxin,® to which we acquired certain rights from Elan on June 12, 2003. The allegations in Eon Labs' and CorePharma's notice relate to a patent covering a method of using metaxalone, which does not expire until December 2021. We intend to vigorously enforce our rights under this patent.

Meridian Medical Technologies, Inc. On January 8, 2003, we completed our acquisition of Meridian, for a cash price totaling $246.8 million. Meridian pioneered the development, and is a leading manufacturer, of auto-injectors for the self-administration of injectable drugs. An auto-injector is a prefilled, pen-like device that allows a patient or caregiver to automatically inject a precise drug dosage quickly, easily, safely, and reliably. This acquisition provides us with additional lines of growing exclusive pharmaceutical products, auto-injector technology, and enhanced pipeline opportunities. Meridian had net sales of $82.4 million for its fiscal year ended July 31, 2002.

Meridian's growing commercial pharmaceutical business primarily consists of EpiPen,® an auto-injector filled with epinephrine for the emergency treatment of anaphylaxis resulting from severe or allergic reactions to insect stings or bites, foods, drugs, and other allergens, as well as idiopathic or exercise induced anaphylaxis. Dey, L.P. markets EpiPen® pursuant to a supply agreement that expires December 31, 2010. Under the terms of the supply agreement, we grant Dey the exclusive right and license to market, distribute, and sell EpiPen® worldwide.

Meridian also has growing lines of pharmaceutical products that are presently sold primarily to the U.S. Department of Defense under an Industrial Base Maintenance Contract. These products include AtroPen,® an atropine filled auto-injector, and ComboPen,® a pralidoxime filled auto-injector, both used as nerve gas antidotes; a diazepam-filled auto-injector for treatment of seizures; and a morphine filled auto-injector for pain management. Additionally, Meridian is completing the development of a dual-chambered auto-injector and injection process, with patent protection to 2010, which should provide an improved, more efficient means of delivering nerve gas antidotes.

Intal,® Tilade® and Synercid® On December 30, 2002, we acquired the rights to three branded prescription pharmaceutical products from Aventis. The products include the rights in the United States, Puerto Rico and Canada to Intal® and Tilade,® and worldwide rights, excluding Japan, to Synercid® Total upfront cash consideration paid by King for the three branded pharmaceutical products totaled $197.5 million.

Intal® and Tilade® are non-steroidal anti-inflammatory agents for the treatment of asthma. The differentiating attributes of Intal® and Tilade® include their unique mechanism of action and excellent safety profiles, the latter of which is extremely important for pediatric patients and in other patient subpopulations for whom safety is a particular concern. A new Intal® inhaler formulation utilizing HFA, an environmentally friendly propellant, is currently under review by the FDA. The HFA formulation of Intal® is patented in the United States until September 2017. Tilade® has a composition-of-matter patent in the United States until October 2006. We believe our acquisition of Intal® and Tilade® provides us with access to the respiratory pharmaceutical market, which is currently experiencing significant growth and is the fourth largest therapeutic market in the world.

Synercid® is an injectable antibiotic indicated for treatment of vancomycin-resistant enterococcus faecium and treatment of some complicated skin and skin structure infections. Synercid,® which is primarily administered in hospitals, has a formulation patent in the United States until November 2017. As additional consideration to Aventis for Synercid,® King has agreed to potential milestone payments totaling $75.1 million. King will potentially pay Aventis milestone payments totaling $50.1 million over the next three years, payable in annual installments of $10.3 million, $21.2 million, and $18.6 million beginning on December 31, 2003, which relate to the continued recognition of Synercid® as an effective treatment for vancomycin-resistant enterococcus faecium. The remaining $25.0 million milestone is payable to Aventis if Synercid® should receive FDA approval to treat methicillin resistant staphylococcus aureus, or King will pay Aventis a one-time payment of $5.0 million the first time during any twelve-month period net sales of Synercid® exceed $60.0 million, and a one-time payment of $20.0 million the first time during any twelve-month period net sales of Synercid® exceed $75.0 million.

AtroPen® On June 19, 2003, we received FDA approval of our sNDA covering pediatric and adult formulations of our nerve gas antidote AtroPen® Our receipt of this approval is significant in that this is the first time that pediatric formulations of this important homeland security product have been approved for use in the United States. AtroPen® utilizes the auto-injector technology we acquired in our January 2003 acquisition of Meridian. We do not anticipate being able to distribute pediatric formulations of this product before the first quarter of 2004.

PIPELINE OPPORTUNITIES

While continuing to execute our acquisition growth strategies with respect to currently marketed products, we have also continued to expand and enhance our pipeline opportunities. We currently have three pipeline product applications submitted and under review by the FDA, and other compounds in various stages of development.

Estrasorb™ In September 2002, Novavax resubmitted to the FDA an NDA for Estrasorb,™ a topical estrogen replacement therapy in a unique lotion formulation for symptomatic menopausal women. King has an exclusive worldwide license to promote, market, distribute, and sell Estrasorb,™ following approval, except in the United States and Puerto Rico, where King and Novavax will co-market the product. FDA approval for Estrasorb™ is anticipated during the second half of 2003.

Intal® HFA As part of the transaction with Aventis on December 30, 2002, we acquired rights to a new inhaler formulation of Intal® utilizing HFA, an environmentally friendly propellant. The HFA formulation of Intal® is currently under review by the FDA and is patented in the United States until September 2017. We anticipate FDA approval of this product during 2004.

Diazepam-Filled Auto-Injector An ANDA for our diazepam-filled auto-injector, now sold primarily to the U.S. Department of Defense, is currently under review by the FDA. Once approved, King plans to market this product commercially as the only adjunctive injectable therapy, outside of a hospital setting, for the emergency treatment of status epilepticus and severe recurrent convulsive seizures associated with epilepsy. Currently, the only competing, self-administered therapy requires a rectal administration. FDA approval for our diazepam-filled auto-injector is anticipated during the second half of 2003.

Sonata® We have entered into an agreement with Elan for the development of a modified-release formulation of Sonata.®

Skelaxin® We have entered into an agreement with Elan relating to new formulation development for Skelaxin.®

Binodenoson We recently completed the Phase II dose-ranging study for binodenoson, our second-generation cardiac pharmacologic stress-imaging agent. The results of the Phase II dose-ranging study are being used to plan protocols for two pivotal Phase III studies involving binodenoson, the first of which is expected to begin during the second half of 2003.

Modified Release Altace® We have a license agreement with SkyePharma to develop and commercialize a modified release formulation of Altace® utilizing SkyePharma's patented oral drug delivery technology Geomatrix.®

OTHER DEVELOPMENTS

Decision to Divest Lorabid® Assets We have a supply agreement with Eli Lilly to produce Lorabid.® This supply agreement requires us to purchase minimum levels of inventory of Lorabid® through August 2006. During the fourth quarter of 2002, we decided to divest our rights to Lorabid® and reviewed the related intangible assets for impairment. Prior to that, we considered our supply agreement with Eli Lilly and the need to evaluate it for the effects of potential excess purchase commitments. Based on changes in estimated prescription trends, we believe the minimum purchase commitments under the supply agreement are greater than inventory quantities we will be able to sell to our customers. As a result, we have recorded a $49.9 million charge related to the liability associated with the amount of purchase commitments in excess of expected demand. Based on our review for impairment of intangible assets, as updated for management's cash flow expectations as of July 2003, we have determined that the Lorabid® intangible assets were impaired and have recorded an impairment charge of $66.8 million to write down the assets to their estimated fair value as of December 31, 2002. We donated $15.2 million of Lorabid® inventory to a charitable organization as a result of the decision to divest our rights to Lorabid.® If sales of Lorabid® continue to decline, if we terminate the supply agreement with Eli Lilly, or if we are unable to secure adequate Lorabid® inventory purchase commitments from a buyer of Lorabid® rights, we may incur additional losses in the future.

Generic Competition On March 18, 2002, the FDA approved Impax Labs' ANDA for Fludrocortisone Acetate Tablets, a generic for Florinef.® On January 21, 2003, the FDA approved Barr Laboratories' ANDA for a second generic for Florinef.® As of December 31, 2002, we had intangible assets related to Florinef® with carrying values of $135.0 million. We have completed our impairment review and have recorded an impairment charge in the amount of $111.0 million in the first quarter of 2003 reflecting the reduction in the fair value of the Florinef® intangible assets. We determined the fair value of our Florinef® product based on management's current discounted cash flow projections for the product.

In March 2003, we also became aware that an ANDA for Cortisporin® ophthalmic suspension which was previously inactive has been reactivated by the FDA with a new sponsor. We understand the sponsor entered the market as of April 14, 2003 with a generic equivalent for Cortisporin® ophthalmic suspension. The entry of the generic has negatively affected our market share for this product. At December 31, 2002, we had intangible assets related to Cortisporin® of approximately $19.2 million. At this point in time, we do not anticipate an intangible asset impairment charge related to Cortisporin® ophthalmic suspension.

Altace® Patent Challenge Cobalt Pharmaceuticals, a generic drug manufacturer located in Mississauga, Ontario, Canada, has filed an ANDA with the FDA seeking permission to market a generic version of Altace® prior to the expiration of U.S. Patent No. 5,061,722, the '722 patent, a "composition of matter patent" relating to Altace,® which is listed in the FDA's Orange Book. We also recently listed U.S. Patent No. 5,403,856, the '856 patent, a "method of use patent" relating to Altace® in the FDA's Orange Book. The '722 patent does not expire until October 2008 and the '856 patent does not expire until 2012. Under the federal Hatch-Waxman Act of 1984, Cobalt has filed an ANDA alleging that the '722 patent is invalid. This allegation is commonly known as a "Paragraph IV certification." Under the terms of the Hatch-Waxman legislation, any generic manufacturer may file an ANDA with a Paragraph IV certification after the pioneer company, or its successor in interest, has marketed the product for four years. Regulations do not require Cobalt to certify against the '856 patent. We are privy to the conclusions of well-qualified patent counsel who have concluded that the '722 patent should prove clearly enforceable. Based on this opinion and other opinions, we have a high degree of confidence that the composition of matter patent should be enforceable, and we intend to vigorously enforce the patent against this challenge. We have filed suit to enforce our rights to the patent. Moreover, we have recently amended our complaint, without opposition, to include an allegation of infringement of the '856 patent by Cobalt. If these patents are successfully challenged, Cobalt may market a generic equivalent of Altace® prior to October 2008 but not before January 2005, the expiration date of U.S. Patent No. 4,587,258, the '258 patent, which is another composition of matter patent that relates to and is listed in the FDA's Orange Book for Altace® and which has not been challenged by Cobalt. The filing of our suit provides us an automatic stay of FDA approval of the ANDA for 30 months. However, should the court grant Cobalt summary judgment on the '722 patent, we would not receive the benefit of the automatic stay.

Levoxyl® Patent Challenge Mylan Pharmaceuticals, a generic drug manufacturer, filed an ANDA with the FDA seeking permission to market a generic version of Levoxyl® prior to the expiration of our '581 patent which was issued to us on April 29, 2003. We received notice of the Paragraph IV certification on April 30, 2003 and have subsequently filed suit to enforce our rights under the '581 patent being challenged. Additionally, on June 24, 2003, we received a notice of Paragraph IV certification related to the '581 patent from KV Pharmaceuticals. We intend to enforce our rights under the '581 patent to the fullest extent of the law.

Prefest® On May 29, 2002, we acquired from Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson subsidiary, all the rights to Prefest® tablets in the United States, its territories and possessions, and the Commonwealth of Puerto Rico, including the related NDA, Investigational NDA, copyrights and patents or licenses to these patents for which we paid $108.0 million at closing. During February 2003, we paid Ortho-McNeil an additional $7.0 million upon receipt of the FDA's approval to rename the product "Prefest," which was formerly named "Ortho-Prefest." This product, a single tablet combination hormone replacement therapy with an intermittent progestin administration, together with a continuous administration of estrogen, has a preparation patent listed in the FDA's Orange Book that expires in January 2012, as well as a second Orange Book listed patent that expires in April 2009. The progestin in Prefest® tablets represents the lowest dose of progestin in any of these products. This characteristic, combined with the product's lipid and triglyceride level profile, differentiates Prefest® tablets from competing therapies.

Women's Health Initiative Clinical Trial An ongoing clinical trial, the Women's Health Initiative, is being conducted by the National Institutes of Health. Data from that trial released in July 2002 indicated that an increase in certain health risks may result from the long-term use of a competitor's combination hormone replacement therapy for women. News of this data and the perception it has created have negatively affected the entire combination hormone replacement therapy and the oral estrogen replacement therapy, which include our products Prefest,® Delestrogen® and Menest® and may affect our future marketing efforts for Estrasorb.™

The following summarizes net revenues by operating segment (in thousands):

For the years ended December 31,	2000	2001	2002
Branded pharmaceuticals[1]	$529,053	$793,543	$1,032,831
Royalties	41,473	46,774	58,375
Contract manufacturing	42,755	29,680	35,936
Other	6,962	2,265	1,193
Total	$620,243	$872,262	$1,128,335

[1] Branded pharmaceuticals segment net revenues for 2002 reflect (a) a $22,113 charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs for the years 1998 to 2001, (b) a $12,399 charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs related to 2002 and recorded in the fourth quarter of 2002, and (c) an $11,970 charge arising from changes in accounting estimates related to Medicaid and other governmental pricing programs. For additional information, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Recent Developments" and Note 2 to our audited consolidated financial statements.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues Total net revenue increased $256.1 million, or 29.4%, to $1,128.3 million in 2002 from $872.3 million in 2001, due primarily to the growth and acquisition of branded pharmaceutical products.

Net sales from branded pharmaceutical products increased $239.3 million, or 30.1%, to $1,032.8 million in 2002 from $793.5 million in 2001. This increase was due primarily to growth in net sales of Altace,® Levoxyl® and Thrombin-JMI,® the acquisition of Corzide,® Delestrogen® and Florinef® and a license to Corgard® in August 2001, and the acquisition of Prefest® on May 29, 2002. This increase was partially offset by a $22.1 million charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs for the years 1998 to 2001; a $12.4 million charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs related to 2002 and recorded in the fourth quarter of 2002; a $12.0 million charge arising from changes made in 2002 in accounting estimates for the years 1998 to 2002 related to Medicaid and other governmental pricing programs; and decreases in net sales of Lorabid,® Tapazole® and several women's health products. Net sales from branded pharmaceutical products for 2001 have not been reduced by estimated underpayments of amounts due under Medicaid and other governmental pricing programs for that year. We expect continued growth in net sales of our branded pharmaceuticals, due primarily to the anticipated increase in net sales of Altace,® the Intal,® Tilade® and Synercid® product acquisition on December 30, 2002 and the acquisition of Sonata® and Skelaxin® on June 12, 2003. Although we expect overall net sales of our branded pharmaceuticals to grow, we expect sales of Lorabid,® Florinef,® Cortisporin® ophthalmic suspension and women's health products to decrease due to the developments explained above. We refer you to the "Risk Factors" section in this annual report where we describe events that could cause results to materially differ.

Revenue from royalties is derived from payments we receive based on sales of Adenoscan® and Adenocard.® Revenues from royalties increased $11.6 million, or 24.8%, to $58.4 million in 2002 from $46.8 million in 2001 primarily due to an increase in unit sales of Adenoscan.® While we anticipate continued growth from royalty revenues, we are not responsible for the marketing of these products and, thus, are not able to predict whether growth in 2003 will continue at the rate experienced in 2002.

Revenues from contract manufacturing increased $6.3 million, or 21.1%, to $35.9 million in 2002 from $29.7 million in 2001. The majority of the increase was due to increased unit volume of products manufactured for third parties in 2002 compared to 2001. We anticipate a significant increase in contract manufacturing revenue in 2003 due to the acquisition of Meridian on January 8, 2003.

Revenue from all other sources, which primarily includes the sale of generic pharmaceuticals, decreased $1.1 million, or 47.3%, to $1.2 million in 2002 from $2.3 million in 2001 primarily due to decreased sales of a private-label generic product line to another pharmaceutical company.

Operating Costs and Expenses Total operating costs and expenses increased $328.1 million, or 64.8%, to $834.1 million in 2002 from $506.0 million in 2001. The increase was primarily due to special items during 2002 resulting in a net charge of $152.8 million, cost of revenues associated with increased unit sales of our branded pharmaceutical products, and increased fees associated with the promotion of Altace® under our Co-Promotion Agreement with Wyeth, offset by special items during 2001 resulting in a net charge of $12.1 million. Special items are those particular income or expense items that our management believes are not related to our ongoing, underlying business, are non-recurring, or are not generally predictable. These items include, but are not limited to, merger and restructuring expenses; non-capitalized expenses associated with acquisitions, such as in-process research and development charges and one-time inventory valuation adjustment charges; charges resulting from the early extinguishment of debt; asset impairment charges; expenses of drug recalls; and gains and losses resulting from the divestiture of assets. We believe the identification of special items enhances an investor's analysis of our ongoing, underlying business and of our financial results when comparing those results to that of a previous or subsequent like period. However, it should be noted that the determination of whether to classify an item as a special item involves judgments by our management.

Cost of revenues increased $108.4 million, or 58.1%, to $295.0 million in 2002 from $186.6 million in 2001. The increase was primarily due to costs associated with increased unit sales of our branded pharmaceutical products, including Altace,® Levoxyl® and Thrombin-JMI,® and an increase in special items related to inventory totaling $68.1 million during 2002, as compared to a net charge totaling $8.0 million during 2001. Special items were as follows:

- As a result of a continuing decline of Lorabid® prescriptions and our inability, to date, to divest our rights to Lorabid,® we have determined that we will be unable to sell all of the Lorabid® inventory that we are required to purchase under our supply agreement with Eli Lilly. Accordingly, we have recorded in the fourth quarter of 2002 a $49.9 million charge related to the liability associated with the amount of the purchase commitments in excess of expected demand.
- We incurred a charge of $15.2 million relating to inventory donations during the fourth quarter of 2002, attributable to our decision to divest our rights to Lorabid.®
- We incurred a charge in the amount of $5.9 million during the fourth quarter of 2001 and $1.2 million in 2002 related to our voluntary recall of products manufactured for us by DSM Pharmaceuticals as a result of regulatory issues related to DSM's manufacturing facility in Greenville, North Carolina. Distribution of the affected products was resumed during 2002.
- We incurred a charge in the amount of $1.8 million during the second quarter of 2002, due primarily to the voluntary recalls of Liqui-Char® and Theravac,® two of our smaller products.
- We incurred a charge in the amount of $2.1 million during the third quarter of 2001, relating to the write off of obsolete Levoxyl® inventory. The FDA approved the NDA for our new formulation of Levoxyl® on May 25, 2001. Pursuant to FDA guidance, we have distributed only the FDA approved new formulation of Levoxyl® since August 14, 2001.

Cost of revenues from branded pharmaceutical products increased $100.3 million, or 72.1%, to $239.5 million in 2002 from $139.2 million in 2001. This increase was primarily due to an increase in special items affecting cost of revenues in 2002 as described above, as well as increases in cost of revenues due to increased unit sales of our branded pharmaceutical products, especially the Altace®, Levoxyl® and Thrombin-JMI® product lines. We expect an increase in cost of revenues related to branded pharmaceutical products due to our anticipated growth in sales from branded pharmaceutical products; the Intal®, Tilade®, and Synercid® product acquisition on December 30, 2002; the acquisition of Meridian on January 8, 2003; and the acquisition of Sonata® and Skelaxin® on June 12, 2003.

Cost of revenues from royalties increased $2.2 million, or 26.5%, to $10.5 million in 2002 from $8.3 million in 2001. The increase is primarily due to our increased royalty expense that is directly related to the increase in royalty revenue attributable to Adenocard® and Adenoscan®.

Cost of revenues associated with contract manufacturing increased $6.8 million, or18.4%, to $43.7 million in 2002 from $36.9 million in 2001 due primarily to an increase in contract manufacturing unit sales.

Cost of revenues from generic and other products decreased $0.8 million, or 38.1%, to $1.3 million in 2002 from $2.1 million in 2001 primarily due to decreased sales of a private-label generic product line to another pharmaceutical company.

As a percentage of revenues, cost of revenues increased to 26.1% in 2002 from 21.4% in 2001 due to the increase in special items as described above, partially offset by an increase in sales of higher margin products. We anticipate cost of revenues as a percentage of revenues may increase slightly during 2003 due primarily to our acquisition of Meridian in January 2003.

Total selling, general and administrative expenses increased $126.0 million, or 52.3%, to $366.9 million in 2002 from $240.9 million in 2001. As a percentage of total revenues, selling, general and administrative expenses increased to 32.5% in 2002 from 27.6% in 2001. These increases were primarily attributable to fees and expenses associated with the promotion of Altace® under the Co-Promotion Agreement with Wyeth. We believe that selling, general, and administrative expenses *will continue to grow due to increased fees and expenses associated with the promotion of Altace®* under the Co-Promotion Agreement with Wyeth based on the anticipated continued growth in net sales of Altace®; increased expenses associated with the expansion of our sales force to approximately 1,200 individuals in 2003 from 715 individuals in 2002; our acquisition of Meridian on January 8, 2003; and increased marketing expenses due to our acquisition of Meridian's products; our acquisition of Intal®, Tilade® and Synercid® on December 30, 2002; and our acquisition of Sonata® and Skelaxin® on June 12, 2003.

Depreciation and amortization expense increased $11.3 million, or 23.5%, to $59.3 million in 2002 from $48.0 million in 2001. This increase was primarily attributable to capital expenditures in 2001 and 2002, a full year of amortization of the intangible assets related to the acquisitions of Corzide®, Delestrogen® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001, and the acquisition of Prefest® from Ortho-McNeil on May 29, 2002. As a percentage of total revenues, depreciation and amortization expenses decreased modestly to 5.3% in 2002 compared to 5.5% in 2001.

Research and development expenses increased $13.7 million to $40.2 million in 2002 from $26.5 million in 2001. The increase is primarily due to a special item resulting in a charge of $12.0 million for in-process research and development related to the acquisition of Intal® on December 30, 2002. We continue to increase our commitment to research and development. Therefore, we anticipate that research and development expense will increase to a range of $45 million to $55 million during 2003, excluding special items such as the write-off of the value of in-process research and development associated with our acquisitions. We expect to incur a charge for in-process research and development during the second quarter of 2003 in connection with the acquisition of the Elan primary care business unit.

In addition to the special items related to inventory and research and development described above, King incurred other special items affecting operating costs and expenses resulting in a net charge totaling $72.7 million during 2002 compared to a net charge totaling $4.1 million during the same period of the prior year. These other special items included the following:

- During the year ended December 31, 2002, we incurred an intangible asset impairment charge of $66.8 million related to our decision to divest Lorabid®, reflecting management's cash flow expectations as of July 2003.
- During the year ended December 31, 2002, we incurred merger, restructuring and executive retirement charges of $5.9 million primarily resulting from the consolidation of our international division into our operations in Bristol, Tennessee, and the retirement of two executives.
- During the year ended December 31, 2001, we incurred merger, restructuring and other charges of $4.1 million resulting from the further integration of Jones Pharma Incorporated.

Operating Income Operating income decreased $72.1 million, or 19.7%, to $294.2 million in 2002 from $366.3 million in 2001. As a percentage of net revenues, operating income decreased to 26.1% in 2002 from 42.0% in 2001 due primarily to an increase in the net charge related to special items during 2002 and the reduction in total revenue during 2002 due to (a) a $22.1 million charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs for the years 1998 to 2001, (b) a $12.4 million charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs related to 2002 and recorded in the fourth quarter of 2002, and (c) a $12.0 million charge arising from changes made in 2002 in accounting estimates for the years 1998 to 2002 related to Medicaid and other governmental pricing programs. Operating income for 2001 has not been reduced to reflect the estimated underpayments of amounts due under Medicaid and other governmental pricing programs for that year as the underpayments were immaterial. While we believe operating income in 2003 will grow due to increased net sales from our branded pharmaceutical segment, we refer you to the "Risk Factors" section in this report where we describe events that could cause results to materially differ.

Other Income (Expense) Interest income increased $11.4 million, or 103.6%, to $22.4 million in 2002 from $11.0 million in 2001. This increase was primarily due to higher average investments, offset by reduced rates of return on investments in 2002.

Interest expense decreased $0.3 million, or 2.4%, to $12.4 million in 2002 from $12.7 million in 2001 due primarily to substantially lower interest rates on long-term debt.

Special items during 2002 also included a charge of $35.6 million relating to the establishment of a valuation allowance against the convertible notes receivable from Novavax. SFAS No. 114, "Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15" requires that we treat the Novavax convertible notes as an impaired loan because of the decline in the share price of Novavax common stock to levels below that established by our common stock conversion options associated with the convertible notes. We will adjust the amount of the valuation allowance in future periods until the loan is no longer considered to be impaired. If the Novavax common stock price continues to decline, we may incur additional charges related to the investment in the convertible notes.

We recorded other expenses of $0.9 million in 2002 as compared to other income of $6.3 million in 2001. During 2001, other income related primarily to unrealized gains on the conversion options associated with our Novavax convertible notes.

Income Tax Expense The effective tax rate was 31.8% in 2002 and 37.2% in 2001. The effective tax rate in 2002 was different than the federal statutory rate of 35.0% primarily due to favorable adjustments in the overall state tax rate, research and development tax credits, donations of branded prescription pharmaceutical products and tax-exempt interest. The effective rate in 2001 was different than the federal statutory rate of 35.0% primarily due to state income taxes. We anticipate a tax rate in 2003 more similar to the tax rate experienced in 2001.

Income before Extraordinary Items and Cumulative Effect of Change in Accounting Principle Due to the factors set forth above, income before extraordinary items and the cumulative effect of change in accounting principle decreased $50.4 million, or 21.6%, to $182.5 million in 2002 from $232.9 million in 2001.

Extraordinary Items During the year ended December 31, 2001, we recognized an extraordinary loss of $22.9 million ($14.4 million net of income taxes) due to the write-off of unamortized financing costs and premiums paid resulting from the repayment of debt during this period.

Cumulative Effect of Change in Accounting Principle We recognized the cumulative effect of a change in accounting principle of $0.5 million, net of income taxes of $0.3 million, during the first quarter of 2001, due to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities.

Net Income Due to the factors set forth above, net income decreased $35.4 million, or 16.2%, to $182.5 million in 2002 from $217.9 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues Total net revenue increased $252.1 million, or 40.6%, to $872.3 million in 2001 from $620.2 million in 2000, due primarily to the growth and acquisition of branded pharmaceutical products.

Net sales from branded pharmaceutical products increased $264.4 million, or 50.0%, to $793.5 million in 2001 from $529.1 million in 2000. The continued growth in net sales of Altace® and Levoxyl,® together with the acquisitions of Nordette® and Bicillin® from Wyeth in July 2000, and the acquisition of Corzide,® Delestrogen® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001, accounted for the majority of the increase in net sales of our branded pharmaceutical products.

Revenue from royalties is derived from payments we receive based on sales of Adenoscan® and Adenocard.® Revenues from royalties increased $5.3 million, or 12.8%, to $46.8 million in 2001 from $41.5 million in 2000.

Revenues from contract manufacturing decreased $13.1 million, or 30.6%, to $29.7 million in 2001 from $42.8 million in 2000. The majority of the decrease was due to the expiration in October 2000 of a distribution agreement pursuant to which Jones previously supplied Thrombogen,® a line of thrombin-based products, to Ethicon, Inc., a subsidiary of Johnson & Johnson. We believe sales of our branded pharmaceutical product, Thrombin-JMI,® benefited from the expiration of the distribution agreement.

Net sales from generic and other sources decreased $4.7 million, or 67.1%, to $2.3 million in 2001 from $7.0 million in 2000 primarily due to decreased sales of a private-label generic product line to another pharmaceutical company.

Operating Costs and Expenses Total operating costs and expenses increased $70.5 million, or 16.2%, to $506.0 million in 2001 from $435.5 million in 2000. The increase was primarily due to increased fees and expenses associated with the promotion of Altace® under the Co-Promotion Agreement with Wyeth, offset by a $60.6 million reduction in merger, restructuring, and other non-recurring charges.

Cost of revenues increased $15.3 million, or 8.9%, to $186.6 million in 2001 from $171.3 million in 2000. The increase was primarily due to costs associated with increased unit sales of our branded pharmaceutical products, including Altace® and Levoxyl,® the acquisition of Nordette® and Bicillin® from Wyeth in July 2000, and the acquisition of Corzide,® Delestrogen® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001, partially offset by a reduction in net charges resulting from special items in 2001 as compared to 2000. The special items in 2001 and 2000 are as follows:

- We incurred a charge in the amount of $5.9 million during the fourth quarter 2001 related to our voluntary recall of products manufactured for us by DSM Pharmaceuticals as a result of regulatory issues related to DSM's manufacturing facility in Greenville, North Carolina.

- During the third quarter of 2001, we incurred a charge in the amount of $2.1 million related to the write-off of obsolete Levoxyl® inventory. The FDA approved the NDA for a new formulation of Levoxyl® on May 25, 2001. Pursuant to FDA guidance, we have distributed only the FDA approved new formulation of Levoxyl® after August 14, 2001.
- During the third quarter of 2000, we incurred a charge in the amount of $28.7 million related to the write-off of inventory in association with our decision to discontinue Fluogen,® an influenza virus vaccine.

Cost of revenues from branded pharmaceutical products increased $15.5 million, or 12.5%, to $139.2 million in 2001 from $123.7 million in 2000. This increase was primarily due to increases in cost of revenues from Altace,® Levoxyl® and Thrombin-JMI® product lines partially offset by a decrease in special inventory items from 2000 to 2001 described above.

Cost of revenues from royalties increased $1.3 million, or 18.6%, to $8.3 million in 2001 from $7.0 million in 2000. The increase in cost of revenues from royalties is due to the increase in royalty revenue.

Cost of revenues associated with contract manufacturing remained generally consistent at $36.9 million in 2001 compared to $36.4 million in 2000.

Cost of revenues from generic and other products decreased $2.1 million, or 50.0%, to $2.1 million in 2001 from $4.2 million in 2000 primarily due to decreased sales of a private-label generic product line to another pharmaceutical company.

As a percentage of revenues, cost of revenues decreased to 21.4% in 2001 from 27.6% in 2000 due to an increase in sales of higher margin products and lower net charges due primarily to the write-off of product inventory in 2001 compared to 2000.

Selling, general and administrative expenses increased $108.0 million, or 81.3%, to $240.9 million in 2001 from $132.9 million in 2000. As a percentage of total revenues, selling, general and administrative expenses increased to 27.6% in 2001 from 21.4% in 2000. This increase was primarily attributable to fees and expenses associated with the promotion of Altace® under the Co-Promotion Agreement with Wyeth and the growth of our dedicated national field sales force from approximately 520 to 715 representatives during 2001.

Depreciation and amortization expense increased $6.1 million, or 14.6%, to $48.0 million in 2001 from $41.9 million in 2000. This increase was primarily attributable to the amortization of the intangible assets related to the acquisitions of Nordette® and Bicillin® from Wyeth in July 2000, and the acquisition of Corzide,® Delestrogen® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001.

Research and development expenses increased $1.7 million to $26.5 million in 2001 from $24.8 million in 2000. Research and development includes special items of $3.0 million in 2001 and $6.6 million in 2000. During 2001, we paid $3.0 million to Novavax for the license rights to promote, market and distribute Estrasorb™ and Androsorb™ in several countries. During 2000, we incurred costs of $6.1 million relating to the discontinuance of the development of Pallacor.™

In addition to the special items related to the write-off of inventory described above, King incurred the following additional special items:

- During the year ended December 31, 2001, we incurred merger and restructuring charges of $4.1 million resulting from the further integration of Jones.
- During the year ended December 31, 2000, we incurred merger, restructuring, and other nonrecurring charges of $56.1 million relating to the tax-free pooling of interests transactions with King Pharmaceuticals Research and Development in February 2000 and Jones in August 2000. In addition, we incurred nonrecurring charges of $8.6 million relating to our decision to discontinue Fluogen® and $6.1 million relating to our decision to discontinue the development of Pallacor.™

Operating Income Operating income increased $181.6 million, or 98.3%, to $366.3 million in 2001 from $184.7 million in 2000. This increase was primarily due to decreases in net charges resulting from the special items described above and increased revenues from Altace® and Levoxyl,® plus the acquisition of Nordette® and Bicillin® from Wyeth in July 2000, and the acquisition of Corzide,® Delestrogen® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001. As a percentage of net revenues, operating income increased to 42.0% in 2001 from 29.8% in 2000 due to a reduction in the amount of special charges.

Other Income (Expense) Interest income decreased $0.9 million, or 7.6%, to $11.0 million in 2001 from $11.9 million in 2000. This decrease was primarily due to lower average investments and reduced rates of return on investments in 2001.

Interest expense decreased $24.3 million, or 65.7%, to $12.7 million in 2001 from $37.0 million in 2000, due to a significant reduction in average borrowings outstanding.

Other income increased $3.0 million, or 90.9%, to $6.3 million in 2001 from $3.3 million in 2000. During 2001, other income related primarily to unrealized gains on our Novavax convertible notes. During 2000, other income was due primarily to the gain realized on an interest rate swap.

Income Tax Expense The effective tax rate in 2001 of 37.2% and 2000 of 46.8% was higher than the federal statutory rate of 35.0% primarily due to permanent differences related to certain nondeductible merger related costs in 2000 as well as state income taxes in both 2001 and 2000.

Income before Extraordinary Items and Cumulative Effect of Change in Accounting Principle Due to the factors set forth above, income before extraordinary items and the cumulative effect of change in accounting principle increased $146.3 million, or 168.9%, to $232.9 million in 2001 from $86.6 million in 2000.

Extraordinary Items During the year ended December 31, 2001, we recognized an extraordinary loss of $22.9 million ($14.4 million net of income taxes) due to the write-off of unamortized financing costs and premiums paid resulting from the repayment of debt during this period.

We recognized an extraordinary loss of $20.3 million ($12.8 million net of income taxes) during the year ended December 31, 2000 due to the write-off of unamortized financing costs and premiums paid in connection with the repayment of debt during the period. Also during 2000, we recorded extraordinary losses on disposed and impaired assets totaling $9.4 million (net of income tax benefit of $5.6 million) in connection with our decision to discontinue Fluogen.®

Cumulative Effect of Change in Accounting Principle We recognized the cumulative effect of a change in accounting principle of $0.5 million, net of income taxes of $0.3 million, during the first quarter of 2001, due to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities.

Net Income Due to the factors set forth above, net income increased $153.4 million, or 237.8%, to $217.9 million in 2001 from $64.5 million in 2000.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements, except for operating leases in the normal course of business as described in Note 10 to our audited consolidated financial statements included in this report, and as reflected in the table below.

Contractual Obligations and Commercial Commitments The following summarizes contractual obligations and commitments as of December 31, 2002 (in thousands):

Payments due by period	Total	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Contractual obligations:					
Long-term debt	$346,249	$ 1,156	$ —	$345,000	$ 93
Capital lease obligations	144	144	—	—	—
Operating leases	13,009	6,175	4,085	1,992	757
Unconditional purchase obligations	562,238	112,997	226,212	161,184	61,845

Our unconditional purchase obligations are primarily related to minimum purchase requirements under contracts with suppliers to purchase raw materials and finished goods related to our branded pharmaceutical products.

We have a supply agreement with Eli Lilly to produce Lorabid.® This supply agreement requires us to purchase certain minimum levels of inventory of Lorabid® through August 2006 unless terminated earlier by us under certain notification clauses. Based on changes in estimated prescription trends, we believe the minimum purchase commitments under the supply agreement are greater than inventory quantities we will be able to sell to our customers. As a result, we have recorded a $49.9 million charge related to the liability associated with the amount of the purchase commitments in excess of expected demand. If sales of Lorabid® continue to decline, if we terminate the supply agreement with Eli Lilly, or if we are unable to secure adequate Lorabid® inventory purchase commitments from a buyer of the Lorabid® rights, we may incur additional losses in the future. In the event Lorabid® prescriptions decline, there may be a material adverse effect upon our results of operations and cash flows, including, but not limited to, an additional write-off of excess inventory.

LIQUIDITY AND CAPITAL RESOURCES

General We believe that existing balances of cash, cash equivalents and marketable securities, cash generated from operations, existing revolving credit facility and funds available to us under our universal shelf registration are sufficient to finance our current operations and working capital requirements on both a short term and long term basis. However, in the event we make significant future acquisitions or change our capital structure, we may be required to raise funds through additional borrowings or the issuance of additional debt or equity securities.

On May 13, 2002, our Board of Directors authorized a plan to repurchase up to 7.5 million shares of King's common stock. Under the plan, we were authorized to repurchase shares of our common stock in the open-market from time to time, depending on market conditions, share price and other factors. During the year ended December 31, 2002, we repurchased 7.5 million shares for $166.3 million. At December 31, 2002 there was no additional authorization for the repurchase of our common stock.

On May 29, 2002, we acquired the exclusive rights to Prefest® tablets in the United States, its territories and possessions and the Commonwealth of Puerto Rico, including the related NDA, Investigational NDA, copyrights, and patents or licenses to the related patents from Ortho-McNeil, a Johnson & Johnson subsidiary. We paid $108.0 million for the product rights upon closing plus approximately $3.3 million of expenses. During February 2003, subsequent to year end, we paid Ortho-McNeil an additional $7.0 million upon receipt of the FDA's approval to rename the product "Prefest,®" which was formerly named "Ortho-Prefest.®" The acquisition was financed with cash on hand.

On December 30, 2002, we licensed or acquired the rights to three branded prescription pharmaceutical products from Aventis for $197.5 million, plus $4.3 million in expenses. The products include the rights in the United States, Puerto Rico, and Canada to Intal® and Tilade,® inhaled non-steroidal anti-inflammatory agents for the management of asthma, and worldwide rights, excluding Japan, to Synercid,® an injectable antibiotic. As additional consideration to Aventis for Synercid,® we have agreed to potential milestone payments totaling $75.1 million. We will potentially pay Aventis milestone payments totaling $50.1 million over the next three years, payable in annual installments of $10.3 million, $21.2 million, and $18.6 million beginning on December 31, 2003, which relate to the continued recognition of Synercid® as an effective treatment for vancomycin-resistant enterococcus faecium. The remaining $25.0 million milestone is payable to Aventis if Synercid® should receive FDA approval to treat methicillin resistant staphylococcus aureus, or we will pay Aventis a one-time payment of $5.0 million the first time during any twelve-month period net sales of Synercid® exceed $60.0 million, and a one-time payment of $20.0 million the first time during any twelve-month period net sales of Synercid® exceed $75.0 million. During 2002, we wrote off $12.0 million of in-process research and development related to our acquisition of Intal®.

On January 8, 2003, we completed our acquisition of Meridian. We paid $44.50 per common share to Meridian shareholders, totaling approximately $246.8 million. We financed the acquisition using our available cash.

On June 12, 2003, we acquired the primary care business of Elan and of some of its subsidiaries in the United States and Puerto Rico, which includes the rights to two branded prescription pharmaceutical products, including the rights to potential new formulations, of Sonata® and Skelaxin®, together with Elan's United States primary care field sales force. Product rights subject to the agreement include those related to Sonata®, a nonbenzodiazepine treatment for insomnia, and Skelaxin®, a muscle relaxant, in the United States, its territories and possessions, and Puerto Rico. Under the terms of the agreement, Elan's sale of Skelaxin® included related NDAs, copyrights, patents and U.S. rights to potential new formulations of Skelaxin®. Elan's sale of Sonata® included its rights to the product, as well as certain related copyrights. We also acquired certain intellectual property, regulatory, and other assets relating to Sonata® directly from Wyeth. Under the terms of the agreement, we secured an exclusive license to the intellectual property rights, in this territory, of both Wyeth and Elan to the extent they relate to new formulations of Sonata®, other than for use in animals. We paid approximately $750.0 million at closing. The $750.0 million purchase price included the transfer of inventory with a value of approximately $40.0 million. We also

- will pay royalties on the current formulation of Skelaxin® from the date of closing and up to $71.0 million if Elan achieves specific milestones in connection with the development of new formulations of Sonata®;
- have a potential milestone payment of $15.0 million if annual net sales of a reformulation of Sonata® exceed $100.0 million;
- potentially will pay an additional $25.0 million milestone payment to Elan relating to the ongoing exclusivity of Skelaxin® on January 2, 2004.

Prior to the closing of this transaction, we had received a letter on March 13, 2003 from the FTC stating that it was conducting an investigation to determine whether any person has engaged in unfair methods of competition with respect to Elan's product Skelaxin®. The focus of this investigation was Elan's listing in the FDA's Orange Book of at least one patent purportedly claiming a method of using metaxalone, and other actions with regard to FDA regulatory processes. As a result of this new information, we commenced an investigation and asked Elan to provide additional information. On March 17, 2003, Elan filed a lawsuit in the Supreme Court of the State of New York seeking to compel us to close the transaction. On May 8, 2003, the FTC advised Elan that it was discontinuing a portion of its investigation with respect to this method of use patent. On May 20, 2003, we reached an agreement with Elan that restructured the terms of the transaction as described above, and, as a result, the litigation has since been dismissed.

On March 10, 2003, we received a subpoena duces tecum from the SEC with respect to an SEC investigation of King. The subpoena requested the production of documents focusing on the years 1999 and 2000 and included all documents related to sales of our products to VitaRx and Prison Health Services during 1999 and 2000, our "best price" lists, all documents related to the pricing of our pharmaceutical products provided to any governmental Medicaid agency during 1999, the accrual and payment of rebates on Altace® from 2000 to the present, and other general requests. On May 14, 2003, the SEC issued another subpoena duces tecum, requesting additional documents pertaining to the products Fluogen® and Lorabid®, the King Benevolent Fund, Inc., our calculations related to Medicaid rebates, and our Audit Committee's internal review of issues raised by the SEC investigation. We have cooperated, and will continue to cooperate, in providing information to the SEC.

In connection with our determination that we have underpaid amounts due under Medicaid and other governmental pricing programs during the period from 1998 to 2002, we have contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice. We expect to engage in more detailed discussions with these and other appropriate agencies in order to determine the precise amount of the underpayments. We currently expect to make the requisite payments in the third or fourth quarter of 2003. The SEC, the Centers for Medicare and Medicaid Services, the Office of Inspector General, the Department of Justice and other governmental agencies that might be investigating or might commence an investigation of the Company could impose, based on a claim of a violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of these laws may impose liability even in the absence of specific intent to defraud. We cannot predict or reasonably estimate the likelihood or magnitude of any such sanctions at this time. For additional information, please see the "Risk Factors" section under the heading "If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, we could be subject to additional reimbursements, penalties, sanctions and fines which could have a material adverse effect on our business" and this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Recent Developments—SEC Investigation, Medicaid and Other Governmental Program Accrual Adjustment, and Related Matters."

Subsequent to the announcement of the SEC investigation described above, beginning in March 2003, 22 purported class action complaints have been filed by holders of our securities against us, our directors, former directors, executive officers and former executive officers in the United States District Court for the Eastern District of Tennessee, alleging violations of the Securities Act of 1933 and/or the Securities Exchange Act of 1934. Plaintiffs allege that we, through some of our executive officers, former executive officers, directors and former directors, made false or misleading statements concerning our business, financial condition and results of operations during periods beginning March 31, 1999 and continuing until March 11, 2003. Additionally, seven purported shareholder derivative complaints have been filed in federal and state courts in Tennessee alleging a breach of fiduciary duty, among other things, by some of our officers and directors. The allegations in these lawsuits are similar to those in the class action litigation described above. We intend to defend these lawsuits vigorously but are unable currently to predict the outcome or reasonably estimate the range of potential loss, if any.

If any governmental sanctions are imposed, or if we were not to prevail in the securities litigation, neither of which we can predict or reasonably estimate at this time, our business, financial condition, results of operations and cash flows could be materially adversely affected. Responding to the SEC in its investigation, resolving the amounts owed to governmental agencies in connection with the underpayments and defending King in the securities litigation has resulted, and is expected to continue to result, in a significant diversion of management's attention and resources and an increase in professional fees.

We drew down $125.0 million on our $400.0 million senior secured revolving credit facility on June 3 and June 6, 2003, the proceeds of which were used to fund a portion of the Elan acquisition on June 12, 2003.

We have placed $46.5 million of our cash on hand in an interest-bearing escrow account, which represents our best estimate of the extent to which we underpaid amounts due under Medicaid and other governmental pricing programs during the period from 1998 to 2002, which we accrued during the fourth quarter of 2002. The accrual adjustment relates solely to the estimated underpayments and excludes any interest, fines, penalties or other amounts that might be owed in connection with the underpayments, as we cannot predict or reasonably estimate their likelihood or magnitude at this time. We have contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice in connection with the underpayments and expect to engage in more detailed discussions with these and other appropriate agencies in order to determine the precise amount of the underpayments. We expect to make the requisite payments in the third or fourth quarter of 2003.

Year ended December 31, 2002 We generated net cash from operations of $456.0 million for the year ended December 31, 2002. Our net cash provided from operations was primarily the result of $182.5 million in net income, adjusted for non-cash depreciation and amortization of $62.9 million, an increase in accrued expenses and other liabilities of $197.3 million, the write-off of in-process research and development of $12.0 million, the impairment charge for intangible assets of $66.8 million, the reserve on convertible senior notes of $35.4 million, and an increase in accounts payable of $31.3 million. Primary decreases of cash flow from operations included an increase in inventory of $70.7 million, a change in deferred income taxes of $78.1 million and non-cash amortization of deferred revenue of $9.1 million.

Cash flows used in investing activities was $574.3 million primarily due to the purchase of intangible assets of $322.1 million, capital expenditures of $73.6 million, the net purchase of investment securities of $177.3 million, and the purchase of Novavax convertible senior notes of $10.0 million.

Financing activities used $168.1 million of cash flow comprised principally of the repurchase of our common stock of $166.3 million.

Year ended December 31, 2001 We generated net cash from operations of $279.6 million for the year ended December 31, 2001. Our net cash provided from operations was primarily the result of $217.9 million in net income, adjusted for non-cash depreciation and amortization of $48.0 million, extraordinary charges of $22.9 million, a change in deferred income taxes of $15.2 million, tax benefits of stock options exercised of $12.4 million, an increase in accrued expenses and other liabilities of $41.5 million and an increase in income taxes payable of $29.0 million. Primary uses of cash flow included an increase in accounts receivable of $44.1 million, an increase in inventories of $46.5 million, a decrease in accounts payable of $9.7 million, non-cash amortization of deferred revenue of $9.2 million, and a non-cash unrealized gain of $8.5 million on the Novavax convertible senior notes.

Cash flows used in investing activities was $382.7 million primarily due to the purchase of intangible assets of $286.5 million, capital expenditures of $40.2 million, the purchase of investment securities of $49.9 million, loans of $15.0 million to a supplier, and the purchase of Novavax convertible senior notes of $10.0 million offset by $14.1 million representing proceeds from the repayment of loans made to a supplier.

Financing activities provided $901.3 million of cash flow comprised principally of $75.0 million in proceeds from the revolving credit facility, $684.4 million in proceeds from the issuance of common shares and the exercise of stock options and $345.0 million in proceeds from the issuance of convertible debentures, offset by repayments of $75.0 million on the revolving credit facility, $115.1 million on the senior subordinated notes, and $11.1 million of debt issuance costs.

Year ended December 31, 2000 We generated net cash from operations of $181.4 million for the year ended December 31, 2000. Our net cash provided from operations was primarily the result of $64.5 million in net income, adjusted for non-cash depreciation and amortization of $41.9 million, amortization of deferred financing costs of $1.9 million, non-cash extraordinary charges of $28.3 million, non-cash nonrecurring charges of $37.2 million, an increase in accounts receivable of $31.2 million, an increase in inventories of $48.8 million, an increase in accrued expenses of $15.5 million, an increase in deferred revenue of $71.2 million, and a decrease in income taxes payable of $31.4 million.

Cash flows used in investing activities was $153.8 million primarily due to the purchase of intangible assets, a Novavax convertible senior note, and loans made to a supplier of $207.0 million, $20.0 million, and $15.4 million, respectively, $25.1 million of capital expenditures, and $142.9 million of investment security purchases offset by proceeds from the maturity and sale of investment securities of $256.1 million.

Financing activities used $82.9 million of cash flow comprised principally of $159.0 million in proceeds from the revolving credit facility and $387.8 million in proceeds from the issuance of common shares and the exercise of stock options, offset by repayments of $204.0 million on the revolving credit facility, $53.6 million on the senior subordinated notes, and $368.7 million on other long-term debt.

Certain Indebtedness and Other Matters As of December 31, 2002, we had $346.4 million of long-term debt (including current portion), up to $400.0 million available under our revolving credit facility, and $616.0 million available under our universal shelf registration.

On September 20, 2001, we registered a $1.3 billion universal shelf registration statement on Form S-3 with the SEC. This universal shelf registration statement allows us to sell any combination of debt and/or equity securities in one or more offerings up to a total of $1.3 billion. During November 2001, we completed the sale of 17,992,000 newly issued shares of common stock for $38.00 per share ($36.67 per share net of commissions and expenses) resulting in net proceeds of $659.8 million. At December 31, 2002, approximately $616.0 million remains available to us under the $1.3 billion universal shelf registration statement. Additionally, during November 2001, we issued $345.0 million of 2¾% Convertible Debentures due November 15, 2021 in a private placement.

On April 23, 2002, we established a $400.0 million five-year senior secured revolving credit facility. The facility has been collateralized in general by all real estate with a value of $5.0 million or more and all of our personal property and that of our significant subsidiaries. Our obligations under the senior secured revolving credit facility are unconditionally guaranteed on a senior basis by certain of our subsidiaries. The senior secured revolving credit facility accrues interest at our option, at either (a) the base rate (which is based on the prime rate or the federal funds rate plus one-half of 1%) plus an applicable spread ranging from 0.0% to 0.75% (based on a leverage ratio) or (b) the applicable LIBOR rate plus an applicable spread ranging from 1.0% to 1.75% (based on a leverage ratio). In addition, the lenders under the senior secured revolving credit facility are entitled to customary facility fees based on (a) unused commitments under the facility and (b) letters of credit outstanding. We incurred $4.9 million of deferred financing costs which are being amortized over five years, the life of the revolving credit facility. This facility requires us to maintain a minimum net worth of no less than $1.2 billion plus 50% of our consolidated net income for each fiscal quarter after April 23, 2002, excluding any fiscal quarter for which consolidated income is negative; an EBITDA to interest expense ratio of no less than 3.00 to 1.00; and maintain a funded debt to EBITDA ratio of no greater than 3.50 to 1.00 prior to April 24, 2004 and of no greater than 3.00 to 1.00 on or after April 24, 2004. As of December 31, 2002 and currently, we have complied with these covenants. Currently $125.0 million is outstanding under the $400.0 million senior secured revolving credit facility, the proceeds of which were used to fund a portion of the acquisition of Elan's primary care business on June 12, 2003.

We have placed $46.5 million of our cash on hand in an interest-bearing escrow account. This amount, which we accrued during the fourth quarter of 2002, represents our best estimate of the extent to which we underpaid amounts due under Medicaid and other governmental pricing programs during the period from 1998 to 2002. The accrual adjustment relates solely to the estimated underpayments and excludes any interest, fines, penalties or other amounts that might be owed in connection with the underpayments, as we cannot predict or reasonably estimate their likelihood or magnitude at this time. We have contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice in connection with the underpayments and expect to engage in more detailed discussions with these and other appropriate agencies in order to determine the precise amount of the underpayments. We expect to make the requisite payments in the third or fourth quarter of 2003.

Capital Expenditures Capital expenditures, including capital lease obligations, were $73.6 million for the year ended December 31, 2002 and $40.2 million for the year ended December 31, 2001. The principal capital expenditures included property and equipment purchases, new information technology system implementation costs, and building improvements for facility upgrades and increased capacity.

We anticipate capital expenditures, including capital lease obligations, for the year ending December 31, 2003 of approximately $60 million. The principal capital expenditures are anticipated to include property and equipment purchases, new information technology system implementation costs, building improvements for facility upgrades, cost associated with improving our production capabilities, and costs associated with moving production of some of our pharmaceutical products to our facilities in St. Louis, Missouri, and Rochester, Michigan.

Impact of Inflation We have experienced only moderate raw material and labor price increases in recent years. While we have passed some price increases along to our customers, we have primarily benefited from sales growth negating most inflationary pressures.

Recent Accounting Pronouncements In the first quarter of 2002, we adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 was effective for all business combinations initiated after June 30, 2001. SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. The results for the year ended December 31, 2002 include the effect of adopting SFAS Nos. 141 and 142, which resulted in a $1.6 million reduction in expenses, or $1.1 million net of tax, and no increase in basic and diluted earnings per share.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We adopted these standards effective January 1, 2002. The implementation of these standards did not have any effect on our financial statements.

In May 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002." SFAS No. 145 is effective for fiscal periods beginning after May 15, 2002. The primary effect of our adopting SFAS No. 145 will be that gains and losses incurred upon the extinguishment of debt will no longer qualify for extraordinary items treatment in the income statement but will be presented as non-operating gain or loss. Accordingly, for purposes of comparison in our 2003 Form 10-K, we will reclassify the loss incurred on the extinguishment of debt during the year ended December 31, 2001 as other expense.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 will be effective for exit or disposal activities that we initiate after December 31, 2002. The adoption of SFAS No. 146 will not have a material impact on our financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS No. 123. We adopted disclosure provisions of SFAS No. 148 for the fiscal year ending December 31, 2002. The adoption of SFAS No. 148 did not have any impact on our financial statements.

Critical Accounting Policies We have chosen accounting policies that we believe are appropriate to accurately and fairly report our operating results and financial position, and we apply those accounting policies in a consistent manner. The significant accounting policies are summarized in Note 3 to our audited consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities are affected by such estimates and assumptions. The most significant assumptions are employed in estimates used in determining allowances for doubtful accounts, values of inventories and intangible assets, impairment, accruals for rebates, returns and chargebacks, as well as estimates used in applying the revenue recognition policy and accounting for Novavax convertible senior notes and the Co-Promotion Agreement with Wyeth. We are subject to risks and uncertainties that may cause actual results to differ from those estimates, such as changes in the healthcare environment, competition, legislation and regulation. We believe the following accounting policies are the most critical because they involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- **Allowance for doubtful accounts.** We maintain an allowance for doubtful receivables for estimated losses resulting from the inability of our trade customers to make required payments. We provide an allowance for specific customer accounts where collection is doubtful and also provide a general allowance for other accounts based on historical collection and write-off experience. Judgment is necessary and if the financial condition of our customers were to worsen, additional allowances may be required.
- **Inventories.** Our inventories are valued at the lower of cost or market value. We evaluate all of our inventory for short dated or slow moving product and inventory commitments under supply agreements based on projections of future demand and market conditions. For those units in inventory that are so identified, we estimate their market value or net sales value based on current realization trends. If the projected net realizable value is less than cost, on a product basis, we provide a provision to reflect the lower value of that inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold.

- **Intangible assets.** When we purchase products we classify the purchase price, including expenses and assumed liabilities, as intangible assets. The purchase price is allocated to product rights, trademarks, patents and other intangibles using the assistance of valuation experts. We estimate the useful lives of the assets by factoring in the characteristics of the products such as: patent protection, competition by products prescribed for similar indications, estimated future introductions of competing products, and other issues. The factors that drive the estimate of the life of the asset are inherently uncertain.
- **Long-lived assets.** We review our property and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows and, in some cases, the current fair value of the asset. In addition, our depreciation and amortization policies reflect judgments on the estimated useful lives of assets.
- **Accruals for rebates, returns, and chargebacks.** We establish accruals for rebates, returns, and chargebacks in the same period we recognize the related sales. The accruals reduce revenues and are included in accrued expenses. Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. We estimate accrued rebates based on a percentage of selling price determined from historical experience. With respect to accruals for estimated Medicaid rebates, we evaluate our historical rebate payments by product as a percentage of historical sales, product pricing and current contracts. At the time of rebate payment, which generally occurs with a delay after the related sale, we record a reduction to accrued expenses and, at the end of each quarter, adjust accrued expenses for any differences between estimated and actual payments. Due to estimates and assumptions inherent in determining the amount of the rebates, rebate payments remain subject to retroactive adjustment. Returns are accrued based on historical experience. Chargebacks are based on the estimated days of unprocessed claims using historical experience. In all cases, judgment is required in estimating these reserves, and actual claims for rebates, returns and chargebacks could be different from the estimates. Medicaid and certain other governmental pricing programs involve particularly difficult interpretations of relevant statutes and regulatory guidance, which are complex and, in certain respects, ambiguous. Moreover, prevailing interpretations of these statutes and guidance can change over time.
- **Revenue recognition.** Revenue is recognized when title and risk of loss are transferred to customers, collection of sales is reasonably assured and we have no further performance obligations. This is generally at the time products are received by the customer. Accruals for estimated returns, rebates and chargebacks, determined based on historical experience, reduce revenues at the time of sale and are included in accrued expenses. Medicaid and certain other governmental pricing programs involve particularly difficult interpretations of relevant statutes and regulatory guidance, which are complex and, in certain respects, ambiguous. Moreover, prevailing interpretations of these statutes and guidance can change over time. Royalty revenue is recognized based on a percentage of sales (namely, contractually agreed-upon royalty rates) reported by third parties. For the year ended December 31, 2002, we deferred recognition of revenue associated with a purchase of our products by the King Benevolent Fund. We will recognize the deferred revenue as the purchased products are distributed by the Benevolent Fund. See Note 2 to our audited consolidated financial statements.
- **Novavax convertible senior notes.** Our Novavax 4% convertible senior notes are carried at cost, with a valuation allowance which reduces the convertible senior notes to estimated fair value. The estimated fair value was determined by the quoted market price of the underlying securities at the end of the period. The amount of the valuation allowance will be adjusted in future periods based on the value of the underlying collateral (Novavax common stock) as of the last business day of each respective calendar quarter or until such time as the loan is no longer considered to be impaired.
- **Co-Promotion Agreement with Wyeth.** We have a Co-Promotion Agreement with Wyeth to promote Altace.® A $75.0 million upfront fee was paid to us by Wyeth and this fee is being amortized on a straight line basis over the life of the agreement as a reduction of co-promotion marketing expenses. Co-promotion fees are paid to Wyeth based on a percentage of net sales of Altace.® We accrue co-promotion fees paid by us at the rate expected for the entire year. The rate is adjusted during the year, if necessary, as it becomes clearer what the actual rate will be. Co-promotion marketing expenses are marketing costs incurred by either us or Wyeth in accordance with the Co-Promotion Agreement. Co-promotion marketing expenses are expensed ratably throughout the year based on our expected portion of the total co-marketing expenses incurred by both parties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Certain of our financial instruments are subject to market risks, including interest rate risk. Our financial instruments are not currently subject to foreign currency risk or commodity price risk. We have no financial instruments held for trading purposes.

We have marketable securities which are carried at fair value based on current market quotes. Gains and losses on securities are based on the specific identification method.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates rise and decrease as interest rates fall. In addition, the fair value of our convertible debentures would be impacted by our stock price. The estimated fair value of our total long-term debt at December 31, 2002 was $310.5 million. Fair values were determined from available market prices, using current interest rates and terms to maturity. If interest rates were to increase or decrease 1%, the fair value of our long-term debt would increase or decrease by approximately $12.0 million.

At December 31, 2002, 2001 and 2000, we did not hold any derivative financial instruments.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about our equity compensation plans.

Plan category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by shareholders	4,908,317	$21.27	8,365,624
Equity compensation plans not approved by shareholders	—	n/a	—
Total	4,908,317		8,365,624

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of King Pharmaceuticals, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of King Pharmaceuticals, Inc. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, in 2001 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 and interpreted by certain Financial Accounting Standards Board Derivative Implementation Group issues.

As discussed in Note 21 to the consolidated financial statements, in 2002 the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets.

PricewaterhouseCoopers LLP

Greensboro, North Carolina
July 28, 2003

CONSOLIDATED BALANCE SHEETS

As of December 31,	2001	2002
In thousands, except share data		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 874,602	$ 588,225
Marketable securities	49,880	227,263
Accounts receivable, net of allowance for doubtful accounts of $6,047 and $7,513	161,864	159,987
Inventories	111,578	167,153
Deferred income taxes	31,556	106,168
Prepaid expenses and other current assets	8,079	12,906
Total current assets	1,237,559	1,261,702
Property, plant and equipment, net	164,116	217,114
Intangible assets, net	1,037,795	1,232,313
Other assets	67,141	39,531
Total assets	$2,506,611	$2,750,660
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long term debt	$ 1,357	$ 1,300
Accounts payable	22,870	49,889
Accrued expenses	119,498	297,528
Income taxes payable	7,718	21,247
Total current liabilities	151,443	369,964
Long-term debt	346,397	345,093
Deferred income taxes	37,021	33,596
Other liabilities	63,466	70,824
Total liabilities	598,327	819,477
Commitments and contingencies (Note 16)		
Shareholders' equity:		
Preferred stock, 15,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, no par value, 300,000,000 shares authorized, 247,692,984 and 240,624,751 shares issued and outstanding	1,361,563	1,201,897
Retained earnings	546,721	729,241
Accumulated other comprehensive income	—	45
Total shareholders' equity	1,908,284	1,931,183
Total liabilities and shareholders' equity	$2,506,611	$2,750,660

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	2000	2001	2002
In thousands, except per share data			
Revenues:			
Net sales	$578,769	$ 825,488	$1,069,960
Royalty revenue	41,474	46,774	58,375
Total revenues	620,243	872,262	1,128,335
Operating costs and expenses:			
Costs of revenues, exclusive of depreciation shown below	162,222	176,734	284,096
Royalty expense	9,049	9,830	10,880
Total costs of revenues	171,271	186,564	294,976
Selling, general and administrative	128,995	151,839	180,266
Co-promotion fees	3,873	89,041	186,657
Total selling, general and administrative	132,868	240,880	366,923
Depreciation and amortization	41,942	47,966	59,297
Research and development expense	24,791	26,507	40,184
Intangible asset impairment	—	—	66,844
Merger, restructuring, and other special charges	64,643	4,079	5,911
Total operating costs and expenses	435,515	505,996	834,135
Operating income	184,728	366,266	294,200
Other income (expense):			
Interest income	11,875	10,975	22,395
Interest expense	(36,974)	(12,684)	(12,419)
Valuation charge—convertible notes receivable	—	—	(35,629)
Other, net	3,333	6,313	(884)
Total other income (expense)	(21,766)	4,604	(26,537)
Income before income taxes, extraordinary item(s) and cumulative effect of change in accounting principle	162,962	370,870	267,663
Income tax expense	(76,332)	(138,006)	(85,143)
Income before extraordinary item(s) and cumulative effect of change in accounting principle	86,630	232,864	182,520
Extraordinary item(s):			
Extinguishment of debt, net of taxes of $7,580 for 2000 and $8,520 for 2001	(12,768)	(14,383)	—
Loss on disposed and impaired assets, net of taxes of $5,612	(9,353)	—	—
Income before cumulative effect of change in accounting principle	64,509	218,481	182,520
Cumulative effect of change in accounting principle, net of taxes of $325	—	(545)	—
Net income	$ 64,509	$ 217,936	$ 182,520
Income per common share:			
Basic: Income before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.40	$ 1.00	$ 0.75
Extraordinary item(s)	(0.10)	(0.06)	—
Cumulative effect of change in accounting principle	—	—	—
Net income	$ 0.30	$ 0.94	$ 0.75
Diluted: Income before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.39	$ 0.99	$ 0.74
Extraordinary item(s)	(0.10)	(0.06)	—
Cumulative effect of change in accounting principle	—	—	—
Net income	$ 0.29	$ 0.93	$ 0.74

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2000, 2001 and 2002	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
In thousands, except share data					
Balance, December 31, 1999	132,444,175	$ 228,211	$266,895	$(94)	$ 495,012
Comprehensive income:					
Net income	—	—	64,509	—	64,509
Net unrealized gain on marketable securities, net of tax	—	—	—	94	94
Total other comprehensive income					64,603
Three for two common stock split	23,992,412	—	—	—	—
Stock option activity	3,846,764	81,128	—	—	81,128
Cash dividend declared—Jones	—	—	(2,619)	—	(2,619)
Issuance of common shares	10,557,827	349,609	—	—	349,609
Balance, December 31, 2000	170,841,178	658,948	328,785	—	987,733
Comprehensive income:					
Net income	—	—	217,936	—	217,936
Total other comprehensive income					217,936
Four for three common stock split	56,941,365	(418)	—	—	(418)
Stock option activity	1,918,441	43,287	—	—	43,287
Issuance of common shares	17,992,000	659,746	—	—	659,746
Balance, December 31, 2001	247,692,984	1,361,563	546,721	—	1,908,284
Comprehensive income:					
Net income	—	—	182,520	—	182,520
Net unrealized gain on marketable securities, net of tax	—	—	—	45	45
Total other comprehensive income					182,565
Stock option activity	431,767	6,608	—	—	6,608
Stock repurchases	(7,500,000)	(166,274)	—	—	(166,274)
Balance, December 31, 2002	240,624,751	$1,201,897	$729,241	$ 45	$1,931,183

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2000	2001	2002
In thousands			
Cash flows from operating activities:			
Net income	$ 64,509	$ 217,936	$ 182,520
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,942	47,966	59,971
Amortization of deferred financing costs	1,927	1,040	2,898
Extraordinary loss—extinguishment of debt	13,366	22,902	—
Extraordinary loss—disposed and impaired assets	14,965	—	—
Cumulative effect of change in accounting principle	—	870	—
Stock compensation charge	4,755	3,229	—
Write-off of inventory	28,722	—	15,152
Deferred income taxes	(9,319)	15,209	(78,061)
Non-cash nonrecurring charge	3,727	—	—
Valuation charge on convertible notes receivable	—	—	35,443
Net unrealized gain on convertible notes receivable	—	(8,546)	—
Tax benefits of stock options exercised	40,540	12,430	2,206
Impairment of intangible assets	—	—	66,844
In-process research and development charges	—	—	12,000
Other non-cash items, net	3,510	2,948	4,525
Changes in operating assets and liabilities:			
Accounts receivable	(31,247)	(44,114)	(3,713)
Inventories	(48,814)	(46,489)	(70,727)
Prepaid expenses and other current assets	5,229	(484)	(5,090)
Other assets	(3,463)	3,136	(1,020)
Accounts payable	(4,303)	(9,722)	31,318
Accrued expenses and other liabilities	15,548	41,519	197,304
Deferred revenue	71,213	(9,247)	(9,090)
Income taxes	(31,434)	28,977	13,529
Net cash provided by operating activities	181,373	279,560	456,009
Cash flows from investing activities:			
Purchases of investment securities	(142,922)	(49,880)	(823,112)
Proceeds from maturity and sale of investment securities	256,121	—	645,798
Convertible senior notes	(20,000)	(10,000)	(10,000)
Loans receivable	(15,379)	(15,000)	—
Purchases of property, plant and equipment	(25,149)	(40,167)	(73,587)
Purchases of intangible assets	(207,000)	(286,500)	(322,100)
Proceeds from loan receivable	—	14,086	4,310
Proceeds from sale of intangible assets	—	3,332	—
Other investing activities	512	1,446	4,388
Net cash used in investing activities	(153,817)	(382,683)	(574,303)
Cash flows from financing activities:			
Proceeds from revolving credit facility	159,000	75,000	—
Payments on revolving credit facility	(204,000)	(75,000)	—
Proceeds from issuance of common shares and exercise of stock options, net	387,768	684,435	4,402
Payments of cash dividends—Jones	(2,619)	—	—
Stock repurchases	—	—	(166,274)
Payment of senior subordinated debt	(53,618)	(115,098)	—
Proceeds from seller note	25,000	—	—
Payment of seller note	(25,000)	—	—
Proceeds from bridge loan facility	25,000	—	—
Payments on bridge loan facility	(25,000)	—	—
Payments on other long-term debt	(368,707)	(1,489)	(1,361)
Proceeds from convertible debentures	—	345,000	—
Debt issuance costs	(708)	(11,100)	(4,850)
Other	—	(418)	—
Net cash (used in) provided by financing activities	(82,884)	901,330	(168,083)
Increase (decrease) in cash and cash equivalents	(55,328)	798,207	(286,377)
Cash and cash equivalents, beginning of year	131,723	76,395	874,602
Cash and cash equivalents, end of year	$ 76,395	$ 874,602	$ 588,225
Supplemental disclosure of cash paid for:			
Interest	$ 37,353	$ 15,433	$ 11,731
Taxes	$ 65,739	$ 96,773	$ 153,966

The accompanying notes are an integral part of the consolidated financial statements.

In thousands, except share data

NOTE 1. THE COMPANY

King Pharmaceuticals, Inc. ("King" or the "Company") is a vertically integrated pharmaceutical company that develops, manufactures, markets and sells branded prescription pharmaceutical products. Through a national sales force and co-promotion arrangements, King markets its branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists, endocrinologists, obstetrician/gynecologists, and hospitals across the United States and in Puerto Rico. The Company also provides contract manufacturing for a number of the world's leading pharmaceutical and biotechnology companies. In addition, the Company receives royalties from the rights of certain products (Adenocard® and Adenoscan®) previously sold.

These consolidated financial statements include the accounts of King and its wholly owned subsidiaries Monarch Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc., King Pharmaceuticals Research and Development, Inc., Jones Pharma Incorporated, King Pharmaceuticals of Nevada, Inc., and Monarch Pharmaceuticals Ireland Limited. All intercompany transactions and balances have been eliminated in consolidation.

NOTE 2. INTERNAL REVIEW AND FORM 8-K FILING

As discussed more fully below, the Audit Committee of the Company's Board of Directors (the "Audit Committee") conducted an assessment and internal review of the issues raised by the Securities and Exchange Commission (the "SEC") investigation commenced in March 2003. On April 15, 2003, while the internal review was in progress, the Company released unaudited consolidated financial statements for the year ended December 31, 2002, contained in a Form 8-K filed with the SEC. The Audit Committee completed the internal review on July 28, 2003. These consolidated financial statements reflect the effects of adjustments arising from the findings of the internal review, as well as the effects of subsequent events related to Lorabid® (see Note 8). Specifically, these consolidated financial statements reflect the effects of (1) a $46.5 million adjustment to the Company's accrual for estimated amounts due under Medicaid and other governmental pricing programs, (2) an additional $39.8 million charge related to Lorabid® and (3) a deferral of $4.7 million of revenue associated with a purchase of the Company's products by the King Benevolent Fund, Inc. (the "Benevolent Fund").

(a) SEC Investigation, Medicaid and Other Governmental Program Accrual Adjustment, and Related Matters On March 10, 2003, the Company received a subpoena duces tecum from the SEC with respect to an SEC investigation of King. The subpoena requested the production of documents focusing on the years 1999 and 2000 and included all documents related to sales of King's products to VitaRx and Prison Health Services during 1999 and 2000, the Company's "best price" lists, all documents related to the pricing of the Company's pharmaceutical products provided to any governmental Medicaid agency during 1999, the accrual and payment of rebates on Altace® from 2000 to the present, and other general requests. On May 14, 2003, the SEC issued another subpoena duces tecum, requesting additional documents pertaining to the products Fluogen® and Lorabid® the Benevolent Fund, the Company's calculations related to Medicaid rebates, and the Audit Committee's internal review of issues raised by the SEC investigation. The Company has cooperated, and will continue to cooperate, in providing information to the SEC.

In light of the SEC investigation, and as recommended by King's management, the Audit Committee initiated an assessment and internal review of the issues raised by the SEC investigation and retained independent counsel, who retained an independent accounting firm, to assist the Audit Committee.

In connection with the internal review, the Company determined that it had underaccrued for estimated amounts due under Medicaid and other governmental pricing programs, and recorded an adjustment of $46.5 million to net sales and accrued expenses in the fourth quarter of 2002. This amount represents the Company's best estimate of the amount of the Company's underpayments under Medicaid and other governmental pricing programs during the period from 1998 to 2002. In connection with the accrual adjustment, the Company expects to recover on a pre-tax basis approximately $0.7 million of royalties it previously paid for Altace® The Company also expects to recover on a pre-tax basis approximately $9.5 million of the promotional fees it previously paid under its Co-Promotion Agreement for Altace® but the Company has not completed discussions with its partner and therefore has not recorded this amount in our results for 2002.

The Company has contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice in connection with the underpayments and expects to engage in more detailed discussions with these and other appropriate agencies in order to determine the precise amount of the underpayments. The Company currently expects to make the requisite payments in the third or fourth quarter of 2003. Pending determination of the precise amount of such payments, the Company has placed $46.5 million in an interest-bearing escrow account. The accrual adjustment relates solely to the estimated underpayments and excludes any interest, fines, penalties or other amounts that might be owed in connection with the underpayments, as the Company cannot predict or reasonably estimate their likelihood, magnitude, or range of possible loss at this time. Due to the nature of the underpayments and uncertainties regarding the resolution of these matters, any such additional amounts are not subject to estimation.

Of the aggregate adjustment to the accrual for estimated underpayments of amounts due under Medicaid and other governmental pricing programs, approximately $12.0 million reflects changes in accounting estimates under generally accepted accounting principles made in 2002, and approximately $12.4 million reflects corrections of immaterial errors related to 2002 and recorded in the fourth quarter of 2002. The remaining $22.1 million reflects corrections of immaterial errors that occurred during 1998 to 2001. Of this total of $22.1 million, approximately $2.5 million relates to underpayments in 1998, $6.5 million relates to underpayments in 1999, $5.9 million relates to underpayments in 2000, and $7.3 million relates to underpayments in 2001.

In connection with the internal review, the Audit Committee determined that the Company's calculations related to Medicaid and other governmental pricing programs have not followed all aspects of the prescribed methodology under the applicable statutes. The Company's $46.5 million accrual adjustment relates to (1) modifications to the Company's methodologies for calculating average manufacturer price and best price (both of which are reported to the government and used in determining amounts due under Medicaid and other governmental pricing programs) in response to changes in legal interpretations of complex and, in certain respects, ambiguous areas of Medicaid rebate laws, (2) recently compiled information with respect to the class of trade of the Company's direct and indirect customers that affects the Company's past calculations of average manufacturer price, and (3) the correction of certain immaterial errors in the calculation of average manufacturer price and best price. The accrual adjustment reflects both Medicaid underpayments and amounts owing to other governmental agencies, such as the Department of Veterans Affairs and the Public Health Service, which utilize payment formulae that are similar to those applicable to the Medicaid rebate program.

The Audit Committee concluded, after weighing all the information developed in the course of the internal review, that the underpayments requiring the accrual adjustment did not arise from an effort on the part of the Company's current or prior management to mislead investors by manipulating reported financial results. While the Committee concluded that the errors did not result in any material financial misstatements, the Committee stated that it believes that the Company needs to dedicate additional attention and resources to ensure compliance with all applicable reporting requirements for Medicaid rebates and other governmental pricing programs. The Committee noted the need to have in place systems, processes and personnel that provide reasonable assurance that such errors are unlikely to recur in the future. Management has reviewed with the Committee the steps the Company has taken, is now taking and plans to take to address the issues raised by the incorrect Medicaid and other governmental pricing programs filings made in the past, and to enhance the Company's capabilities with respect to future Medicaid and other governmental pricing calculations. The Committee stated that it intends to monitor carefully the Company's ongoing discussions with appropriate regulatory authorities, as well as the implementation of proposed improvements to systems, processes, training and personnel.

In accordance with standard governance practice, the Audit Committee's independent conclusion regarding the absence of material financial misstatements was reached after management of the Company, having consulted with counsel, first concluded that the errors did not result in any material financial misstatements and had reported its conclusion to the Audit Committee.

The SEC investigation of the Company is continuing. In addition, as discussed above, the Company has contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice regarding amounts due under Medicaid and other governmental pricing programs. The SEC, the Centers for Medicare and Medicaid Services, the Office of Inspector General, the Department of Justice and other governmental agencies that might be investigating or might commence an investigation of the Company could impose, based on a claim of a violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of these laws may impose liability even in the absence of specific intent to defraud. In addition, beginning in March 2003, 22 purported class action complaints have been filed by holders of the Company's securities against the Company, its directors, former directors, executive officers and former executive officers, and seven purported shareholder derivative complaints have been filed, respectively alleging violations of federal securities laws and a breach of fiduciary duty, among other things, by some of its officers and directors. If any governmental sanctions are imposed, or if the Company were not to prevail in the securities litigation, neither of which the Company can predict or reasonably estimate at this time, its business, financial condition, results of operations and cash flows could be materially adversely affected.

The Company has undertaken a substantial process to enhance its compliance with Medicaid and other government pricing program requirements. In November 2000, the Company began the process of implementing a new information technology system which has recently started to become operational. As part of this effort, King has engaged outside consultants to ensure that the new information technology system collects and processes the data that it previously lacked for calculating average manufacturer price. Although the new information technology system is intended to significantly enhance the accuracy of the Company's calculations for estimating amounts due under Medicaid and other governmental pricing programs, its processes for these calculations will continue to involve considerable manual input, and, as a result, these calculations will remain subject to the risk of errors arising from manual processes. The Company expects to further automate its processes for these calculations and expects to achieve a high level of automation in such processes by mid-2004. In addition, the Company has hired a senior director knowledgeable with respect to Medicaid and other governmental pricing programs, and is continuing to search for and hire qualified personnel. King has engaged outside consultants to assist in its compliance efforts while it is in the process of further expanding its internal compliance staff. The Company is committed to further enhancements and continues to identify and implement actions that improve its compliance with Medicaid and other governmental pricing programs.

(b) King Benevolent Fund Transaction On December 26, 2002, the Company sold $4,588 (net of a 2% prompt pay discount) of Cortisporin®, Silvadene® and Tigan® to a third-party wholesaler, which in turn resold those products to the King Benevolent Fund, Inc. in January 2003 for $4,634. As of July 15, 2003, the Benevolent Fund had yet to distribute 77% of the Cortisporin®, 59% of the Silvadene® and 11% of the Tigan® purchased in January 2003. The expiration date of the products still in inventory are July 31, 2004 (or later) for the Cortisporin®, November 30, 2004 (or later) for the Silvadene® and May 31, 2004 for the Tigan®. In light of these facts, the Company has deferred recognition of the revenue from this sale to the third-party wholesaler and treated this sale in a manner analogous to the consignment method. After weighing all the information developed in the course of the internal review, the Audit Committee concluded that this transaction did not arise from an effort to mislead investors by manipulating reported financial results, and that consummation of the sale had been in the best interests of King. In connection with this conclusion, the Audit Committee also determined that it would be desirable for King to provide in the 2002 Form 10-K detailed disclosure of the nature and extent of its relationship with the Benevolent Fund and this transaction beyond that required by applicable rules. The Company will recognize the deferred revenue as the purchased products are distributed by the Benevolent Fund, which has agreed to provide King with the requisite information relating to the timing and amount of such distributions.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities are affected by such estimates and assumptions. The most significant assumptions are employed in estimates used in determining allowances for doubtful accounts, values of inventories and intangible assets, impairment, accruals for rebates, returns and chargebacks, as well as estimates used in applying the revenue recognition policy and accounting for the Novavax convertible senior notes and the Co-Promotion Agreement with Wyeth. The Company is subject to risks and uncertainties that may cause actual results to differ from those estimates.

Revenue Recognition Revenue is recognized when title and risk of loss are transferred to customers, collection of sales is reasonably assured and the Company has no further performance obligations. This is generally at the time products are received by the customer. Accruals for estimated returns, rebates and chargebacks, determined based on historical experience, reduce revenues at the time of sale and are included in accrued expenses. Medicaid and certain other governmental pricing programs involve particularly difficult interpretations of relevant statutes and regulatory guidance, which are complex and, in certain respects, ambiguous. Moreover, prevailing interpretations of these statutes and guidance can change over time. Royalty revenue is recognized based on a percentage of sales (namely, contractually agreed-upon royalty rates) reported by third parties. For the year ended December 31, 2002, the Company deferred recognition of revenue associated with a purchase of our products by the Benevolent Fund. The Company will recognize the deferred revenue as the purchased products are distributed by the Benevolent Fund. See Note 2 to these consolidated financial statements.

Accruals for Rebates, Returns, and Chargebacks We establish accruals for rebates, returns, and chargebacks in the same period we recognize the related sales. The accruals reduce revenues and are included in accrued expenses. Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. We estimate accrued rebates based on a percentage of selling price determined from historical experience. With respect to accruals for estimated Medicaid rebates, we evaluate our historical rebate payments by product as a percentage of historical sales, product pricing and current contracts. At the time of rebate payment, which generally occurs with a delay after the related sale, we record a reduction to accrued expenses and, at the end of each quarter, adjust accrued expenses for any differences between estimated and actual payments. Due to estimates and assumptions inherent in determining the amount of the rebate, rebate payments remain subject to retroactive adjustment. Returns are accrued based on historical experience. Chargebacks are based on the estimated days of unprocessed claims using historical experience. In all cases, judgment is required in estimating these reserves, and actual claims for rebates, returns and chargebacks could be different from the estimates. Medicaid and certain other governmental pricing programs involve particularly difficult interpretations of relevant statutes and regulatory guidance, which are complex and, in certain respects, ambiguous. Moreover, prevailing interpretations of these statutes and guidance can change over time.

Shipping and Handling Costs The Company incurred $1,619, $2,455, and $2,072 in 2000, 2001 and 2002, respectively, related to shipping and handling costs classified with selling, general and administrative expenses in the consolidated statements of operations. The Company does not bill customers for such costs.

Cash and Cash Equivalents The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash and cash equivalents are placed in large domestic banks, which limits the amount of credit exposure.

Marketable Securities The Company classifies its existing marketable securities as available-for-sale. These securities are carried at fair market value based on current market quotes, with unrealized gains and losses reported in shareholders' equity as a component of other comprehensive income. Gains or losses on securities sold are based on the specific identification method. The Company's policy is to only invest in high-grade corporate bonds, government agencies and municipalities. The Company reviews its investment portfolio as deemed necessary and, where appropriate, adjusts individual securities for other-than-temporary impairments. The Company does not hold these securities for speculative or trading purposes.

Inventories Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Product samples held for distribution to third parties represent 17% and 11% of inventory as of December 31, 2001 and December 31, 2002, respectively. Product sample costs are charged to selling, general and administrative costs in the accompanying consolidated statements of income upon distribution to a third party.

Income Taxes Deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

Financial Instruments and Derivatives The Company does not use financial instruments for trading purposes. Interest rate protection agreements, which are a type of derivative instrument, are sometimes used to manage interest rate risks. The notional amounts of the interest rate protection agreements entered into by the Company are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. At December 31, 2001 and 2002, the Company did not have any interest rate protection agreements or other derivatives outstanding.

The fair value of financial instruments is determined by reference to various market data or other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

The Company recognized the cumulative effect of a change in accounting principle of $545, net of income taxes of $325, during the first quarter of 2001, due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, which establishes accounting and reporting standards for derivative instruments and hedging activities. As of December 31, 2001 and 2002, the Company held no derivative financial instruments.

Property, Plant and Equipment Property, plant and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method for financial statement purposes and accelerated methods for income tax purposes. The estimated useful lives are principally 15 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment.

The Company capitalizes certain computer software and development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software which generally range from 3 to 5 years.

In the event that facts and circumstances indicate that the carrying amount of property, plant and equipment may be impaired, evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required. To the extent such projection indicates that undiscounted cash flow is not expected to be adequate to recover the carrying amount, the asset would be written down to its fair value.

Capitalized Interest For the years ended December 31, 2000, 2001 and 2002, the Company capitalized interest of approximately $645, $1,256, and $1,127, respectively.

Intangible Assets and Goodwill Intangible assets, which include primarily acquired product rights and patents, are stated at cost, net of accumulated amortization. Amortization is computed over the estimated useful lives, ranging from 5 to 36 years, using primarily the straight-line method. Beginning in 2002, goodwill and certain other intangible assets are not amortized, but are tested for impairment on an annual basis, or more frequently if conditions warrant interim testing.

Research and Development Costs Research and development costs are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life. Amounts capitalized for such payments are included in intangible assets. Acquired research and development projects for products that have not received regulatory approval and that do not have alternative future use are expensed.

Deferred Financing Costs Financing costs related to the $345,000 convertible debt are being amortized over five years to the first date the debt can be put by the holders to the Company. Financing costs related to the Senior Secured Revolving Credit Facility (Note 12) are being amortized over five years, the term of the facility.

Insurance The Company is self-insured with respect to its healthcare benefit program. The Company pays a fee to a third party to administer the plan. The Company has stop loss coverage on a per employee basis as well as in the aggregate. Self-insured costs are accrued based upon reported claims and an estimated liability for claims incurred but not reported.

At December 31, 2002, the Company maintained product liability insurance in the amount of $60,000 for aggregate annual claims with a $100 deductible per incident and a $10,000 aggregate annual deductible. The Company's product liability insurance does not cover the following products: Prefest,® Menest,® Delestrogen,® Pitocin® and Nordette.®

Advertising The Company expenses advertising costs as incurred and these costs are included as selling, general and administrative expenses. Advertising costs for the years ended December 31, 2000, 2001, and 2002 were $28,035, $48,460, and $56,532, respectively.

Promotional Fees to Wyeth On June 22, 2000, the Company entered into a Co-Promotion Agreement with Wyeth to promote Altace® in the United States and Puerto Rico through October 29, 2008. Under the agreement, Wyeth paid an upfront fee of $75,000 to King, which was classified as other liabilities and is being amortized as a reduction of marketing expenses over the term of the agreement.

In connection with the Co-Promotion Agreement with Wyeth, the Company agreed to pay Wyeth an annual promotional fee as follows:

- For 2000, an amount equal to a prorated portion based on 50% of annualized Altace® net sales from October 5, 2000 through December 31, 2000 in excess of $165,000.
- For 2001 and 2002, 20% of Altace® net sales up to $165,000, 50% of Altace® net sales from $165,000 to $465,000 and 52.5% of Altace® net sales in excess of $465,000.
- For years subsequent to 2002 through 2008, the fee is based on the same formula as for 2001 and 2002, except the fee for the first $165,000 will be 15% of Altace® net sales.

The co-promotion fee is accrued quarterly based on a percentage of Altace® net sales at a rate equal to the expected relationship of the expected co-promotion fee for the year to applicable expected Altace® net sales for the year.

Stock Compensation The Company has adopted the disclosure only provision of SFAS No. 123, "Accounting for Stock Based Compensation." Accordingly, since options were granted at fair value, no compensation cost has been recognized for stock options granted to date. Had compensation cost for these plans been determined for options granted, consistent with SFAS No. 123, the Company's net income and diluted income per share would have decreased to the following pro forma amounts for the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002
Income before extraordinary item(s)			
and comprehensive income:			
As reported	$86,630	$232,864	$182,520
Compensation costs for options granted	24,019	11,154	6,505
Pro forma	$62,611	$221,710	$176,015
Net income:			
As reported	$64,509	$217,936	$182,520
Compensation costs for options granted	24,019	11,154	6,505
Pro forma	$40,490	$206,782	$176,015
Diluted income per share:			
Income before extraordinary item(s)			
and comprehensive income:			
As reported	$ 0.39	$ 0.99	$ 0.74
Pro forma	$ 0.28	$ 0.95	$ 0.72
Net income:			
As reported	$ 0.29	$ 0.93	$ 0.74
Pro forma	$ 0.18	$ 0.88	$ 0.72

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 2001 and 2002:

	2000	2001	2002
Expected life of option	4.23	4.00	4.00
Risk-free interest rate	5.91%	3.60%	3.07%
Expected volatility	64.24%	62.38%	71.59%
Expected dividend yield	0.00%	0.00%	0.00%

The weighted average fair values of options granted during 2000, 2001 and 2002 are $21.45, $19.38, and $10.91, respectively.

Accounting Standards Not Yet Adopted In May 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 is effective for fiscal periods beginning after May 15, 2002. The primary impact on the Company of adopting SFAS No. 145 will be that gains and losses incurred upon the extinguishment of debt will no longer qualify for extraordinary item treatment in the income statement but will normally be presented as a non-operating gain or loss. Accordingly, for purposes of comparison in the Company's 2003 Form 10-K, the Company will reclassify the loss incurred upon the extinguishment of debt during the year ended December 31, 2001 as other expense.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002.

Reclassifications Certain amounts from the prior consolidated financial statements have been reclassified to conform to the presentation adopted in 2002.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

A significant portion of the Company's sales is to customers in the pharmaceutical industry. The Company monitors the extension of credit to customers and has not experienced significant credit losses. The following table represents the relative percentage of accounts receivable from significant customers compared to net accounts receivable:

	2000	2001	2002
Customer A	10.7%	25.4%	15.1%
Customer B	21.4%	15.4%	13.2%
Customer C	n/a	12.1%	18.5%

n/a—receivable balances were less than 10% for the year.

The following table represents a summary of sales to significant customers as a percentage of the Company's total revenues:

	2000	2001	2002
Customer A	18.1%	20.2%	21.5%
Customer B	14.9%	17.5%	32.9%
Customer C	10.2%	18.4%	24.0%

The Company invests its excess cash primarily in government, municipal obligations and high-quality corporate debt securities and commercial paper. The commercial paper securities are highly liquid and the remaining investments typically mature within two years (although there is an established secondary market for sales at any given time). Based on the nature of the financial instruments and/or historical realization of these financial instruments, management believes they bear minimal risk.

NOTE 5. MARKETABLE SECURITIES

The following table represents the contractual maturities of marketable securities held as of December 31, 2001 and 2002:

	2001	2002
Less than one year	$777,923	$554,562
One to five years	29,582	170,930
Total securities available-for-sale	$807,505	$725,492

All available-for-sale securities are considered current, as the Company intends to use them for current operating and investing purposes. At December 31, 2001 and 2002, approximately $757,625 and $498,229, respectively, of available-for-sale securities with original maturities of 90 days or less were included in cash and cash equivalents. The remaining amounts totaling approximately $49,880 and $227,263 at December 31, 2001 and 2002, respectively, are classified as marketable securities on the Company's balance sheet.

The carrying amount of available-for-sale securities and their approximate fair values at December 31, 2002 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government obligations	$126,685	$54	$—	$126,739
Municipal obligations	394,194	—	—	394,194
Corporate bonds	204,544	20	(5)	204,559
Total	$725,423	$74	$(5)	$725,492

During 2000, the Company liquidated its marketable securities and recognized a net loss of $707. At December 31, 2001, the market value of the marketable securities approximated cost. There were no realized gains or losses in 2001. At December 31, 2002, the Company had net unrealized gains from marketable securities of $45, net of tax, recorded in other comprehensive income. The Company realized $1,960 of net gains on marketable securities during 2002.

NOTE 6. INVENTORY

Inventory consists of the following:

	2001	2002
Finished goods (including $18,426 and $17,951 of sample inventory, respectively)	$ 77,752	$110,623
Work in process	9,923	7,810
Raw materials	27,776	56,778
	115,451	175,211
Less inventory valuation allowance	(3,873)	(8,058)
	$111,578	$167,153

DSM Pharmaceuticals, Inc. ("DSM"), one of the Company's third-party manufacturers, informed the Company on November 21, 2001, that they ceased operations at their sterile manufacturing facilities in Greenville, North Carolina, as a result of U.S. Food and Drug Administration ("FDA") concerns relating to compliance issues. Due to the compliance issues, DSM recommended that the Company initiate a voluntary recall of all products that they manufacture for King. The Company initiated a voluntary recall of these products on December 18, 2001. As a result, the Company recorded special charges, included as cost of revenues, of $5,933 and $1,206 during 2001 and 2002, respectively, primarily to provide for product returns and the write-off of inventory.

During 2001, the Company wrote-off obsolete Levoxyl® inventory of $2,059. The FDA approved the New Drug Application ("NDA") for a new formulation of Levoxyl® on May 25, 2001. Pursuant to FDA guidance, the Company may distribute only the FDA-approved new formulation of Levoxyl® after August 14, 2001.

The Company recorded a special charge in the amount of $1,827 during 2002 relating primarily to the Company's voluntary recall of Liqui-Char® and Theravac,® two of the Company's smaller volume products.

As discussed in Note 8 below, the Company donated $15,152 of Lorabid® inventory to a charitable organization as a result of the decision in the fourth quarter of 2002 to divest the Lorabid® intangible assets and accrued a $49,877 liability related to the excess purchase commitments under the Lorabid® supply agreement.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2001	2002
Land	$ 7,461	$ 9,108
Buildings and improvements	76,318	87,908
Machinery and equipment	84,968	92,104
Equipment under capital lease	1,317	1,018
Capital projects in progress[1]	31,213	73,151
	201,277	263,289
Less accumulated depreciation	(37,161)	(46,175)
	$164,116	$217,114

[1] Capital projects in process at December 31, 2002 primarily include the new information technology system, building improvements for facility upgrades and increased capacity, and other property and equipment purchases.

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $8,888, $9,749, and $11,233, respectively.

NOTE 8. ACQUISITIONS/INTANGIBLE ASSETS

On December 30, 2002, the Company acquired or licensed the exclusive rights, including the NDA, trademarks, product rights and certain patents, to three branded prescription pharmaceutical products from Aventis for $197,500, plus $4,300 in expenses. The products include the rights in the United States, Puerto Rico, and Canada to Intal® and Tilade,® inhaled anti-inflammatory agents for the management of asthma, and worldwide rights, excluding Japan, to Synercid,® an injectable antibiotic. The acquisition was financed with cash on hand. The Company has recorded $43,185 of the acquisition as patents and $146,615 of the acquisition as product rights within intangible assets. The purchase price allocation among the assets acquired and the assignment of lives to the intangible assets are preliminary and subject to further evaluation as the Company has not yet finalized its valuation of the intangible assets.

In connection with the acquisition, $12,000 of the purchase price was allocated to an in-process research and development project. The value of the in-process research and development project was expensed on the date of acquisition as it had not received regulatory approval and had no alternative future use. The project was for a new formulation of Intal® using a new propellant that was valued through the application of a probability-weighted, discounted cash flow approach by independent valuation specialists. The estimated cash flows were projected over periods ranging from zero to 16 years using a discount rate of 20.5%. Operating margins were assumed to be similar to historical margins of similar products. The estimated cost to complete the project was less than $2,000 and the project was expected to be completed during 2004. The project was substantially complete as of the valuation date. The success of the project is dependent upon whether the Company receives FDA approval. The Company is not aware of any issues with respect to the FDA's review of the project. If the project is not successfully completed it would not materially adversely affect the Company's results of operations.

As additional consideration to Aventis for Synercid,® the Company has agreed to potential milestone payments totaling $75,000. The Company will potentially pay Aventis milestone payments totaling $50,100 over the next three years, payable in annual installments of $10,300, $21,200, and $18,600 beginning on December 31, 2003, which relate to the continued recognition of Synercid® as an effective treatment for vancomycin-resistant enterococcus faecium. The remaining $25,000 milestone is payable to Aventis if Synercid® should receive FDA approval to treat methicillin resistant staphylococcus aureus, or King will pay Aventis a one-time payment of $5,000 the first time during any twelve-month period net sales of Synercid® exceed $60,000, and a one-time payment of $20,000 the first time during any twelve-month period net sales of Synercid® exceed $75,000.

On May 29, 2002, the Company acquired the exclusive rights to Prefest® tablets in the United States, its territories and possessions and Puerto Rico, including the related NDA, Investigational NDA, copyrights, and patents or licenses to the related patents from Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson subsidiary. The Company paid $108,000 for the product rights upon closing plus approximately $3,300 of expenses. During February 2003, subsequent to year end, the Company paid Ortho-McNeil an additional $7,000 upon receipt of the FDA's approval to rename the product "Prefest®" which was previously named "Ortho-Prefest®" The acquisition was financed with cash on hand. The Company's allocation of purchase price was based upon the estimated fair value of assets acquired and liabilities assumed in accordance with SFAS No. 142. The purchase price allocation among the intangible assets acquired and the determination of useful life has been completed and the difference between the original and final determination was not material. Of the total purchase price of $111,300 at December 31, 2002, $80,442 was allocated to trademarks and product rights and $30,858 was allocated to patents. The patent is being amortized over eleven years and five months, the remaining life on the primary patent. The trademark and product rights are being amortized over 25 years.

On August 8, 2001, the Company acquired three branded pharmaceutical products and a fully paid license to a fourth product from Bristol-Myers Squibb for $285,000 plus approximately $1,500 of expenses. The products acquired include Bristol-Myers Squibb's rights to the NDAs, trademarks and product rights in the United States to Corzide,® Delestrogen® and Florinef® King also acquired a fully paid license to and trademark for Corgard® in the United States. The acquisition was financed with a combination of borrowings under the Company's Senior Secured Credit Facility and cash on hand. The Company's allocation of purchase price was based upon the estimated fair value of assets acquired and liabilities assumed in accordance with SFAS No. 142. The purchase price allocation among the various products acquired and the determination of useful lives has been completed and the difference between the original and final determination was not material. The product rights are being amortized over 20 to 30 years. See Note 24 for a discussion of subsequent events related to Florinef®

On June 22 and July 7, 2000, the Company acquired the sales and marketing rights, respectively, to Nordette,® Wycillin® and Bicillin® from Wyeth for $200,000 plus assumed liabilities of $3,000. The purchase price was allocated to intangible assets that are being amortized over their estimated useful lives of 25 years. This acquisition was financed with a draw of $10,000 on a $50,000 bridge loan, $25,000 in the form of a note issued to Wyeth, $37,500 of the proceeds from the sale of stock to Wyeth, $25,000 received in connection with the Co-Promotion Agreement with Wyeth, $90,000 from the revolving credit facility and $12,500 in cash on hand.

Intangible assets consist of the following:

	2001		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trademarks and product rights	$1,017,456	$ 84,728	$1,189,446	$114,936
Patents	110,000	21,111	166,360	24,030
Goodwill	16,251	3,509	16,251	3,509
Other intangibles	9,316	5,880	9,526	6,795
Total intangible assets	$1,153,023	$115,228	$1,381,583	$149,270

All of the goodwill of the Company is associated with the branded pharmaceuticals segment. Amortization expense for the years ended December 31, 2000, 2001, and 2002 was $33,054, $38,217, and $48,738, respectively.

Estimated annual amortization expense at December 31, 2002 for each of the five succeeding fiscal years is as follows:

Fiscal year ended December 31,	Amount
2003	$59,532
2004	59,306
2005	58,103
2006	57,899
2007	57,809

The amortization expense above is exclusive of the Company's 2003 acquisitions.

The Company acquired the antibiotic Lorabid® in the United States and Puerto Rico from Eli Lilly and Company ("Eli Lilly") on August 19, 1999 for a purchase price of $91,700, including acquisition costs. Since the acquisition, sales declined for a variety of reasons. During the fourth quarter of 2002, the Company decided to divest its rights to Lorabid®

As a result of a continuing decline of Lorabid® prescriptions and the Company's inability, to date, to divest its rights to Lorabid,® management has determined that it will not be able to sell all the Lorabid® product the Company is required to purchase under its supply contract with Eli Lilly. Accordingly, under the requirements of Accounting Research Bulletin No. 43, because of this decline in Lorabid® prescription trends and because the Company had not finalized its consolidated financial statements for the year ended December 31, 2002 until July 2003, the Company has recorded a $49,877 liability related to Lorabid® purchase commitments in excess of expected demand as a charge to cost of revenues in 2002.

In addition, the Company has reviewed the Lorabid® intangible assets for impairment under SFAS No. 144. Based on that review, as updated for management's cash flow expectations for Lorabid® as of July 2003, the Company has determined that the Lorabid® intangible assets were impaired and has recorded an impairment charge of $66,844 to write down the assets to their estimated fair value as of December 31, 2002.

In addition, as a result of the decision in the fourth quarter of 2002 to divest the Lorabid® intangible assets, the Company donated $15,152 of Lorabid® inventory to a charitable organization. This donation was classified within cost of sales in the accompanying statements of income. Lorabid® is included in the Company's branded pharmaceuticals reporting segment.

The $49,877 liability related to Lorabid® purchase commitments in excess of expected demand, together with the $15,152 of Lorabid® inventory donated to a charitable organization in the fourth quarter of 2002, resulted in a combined charge of $65,029 to cost of revenues in the fourth quarter of 2002. The Company continues to explore the possible divestiture of its rights to Lorabid,® but has not reached an agreement with any potential purchaser.

NOTE 9. OTHER ASSETS

Other assets consist of the following:

	2001	2002
Convertible senior notes receivable from Novavax	$38,081	$12,345
Loan receivable	17,565	14,277
Deferred financing costs, net	10,823	12,339
Other	672	570
	$67,141	$39,531

On December 19, 2000, September 7, 2001, and June 24, 2002, the Company acquired convertible senior notes of $20,000, $10,000 and $10,000, respectively, from Novavax, Inc. The convertible senior notes earn interest at 4% payable semi-annually in June and December. The convertible senior notes are due December 19, 2007. The convertible senior notes are convertible to common shares of Novavax at a specified conversion price. At December 31, 2001 and 2002, the convertible senior notes were convertible to 10.7% and 17.0%, respectively, of the outstanding common shares of Novavax. During 2001, the Company recognized an unrealized gain net of amortization of $8,081 related to the conversion option on the convertible senior notes in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The gain has been recorded in other income in the accompanying financial statements. During September 2001, the Company modified the agreement with Novavax, which resulted in the option no longer being considered a derivative. During 2002, the convertible senior notes were deemed to be impaired as defined under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The Company recorded a valuation allowance of $35,443 during 2002. The Company determined the amount of the valuation allowance by reference to the December 31, 2002 quoted market price of the Novavax common stock. The amount of the valuation allowance will be adjusted in future periods until such time as the loan is no longer considered to be impaired. For the year ended December 31, 2001, Novavax paid the interest related to the convertible senior notes in cash of $722 and stock of $232, in accordance with the agreement. During 2002, the Company incurred a write-down of $186 related to the stock held in Novavax acquired as a result of interest payments. For the year ended December 31, 2002, Novavax paid interest of $604 in cash and the Company allowed Novavax to pay the interest of $800 related to the convertible senior notes in stock, even though this was not in accordance with the original agreement. Subsequent to year end, Novavax provided 307,692 shares of common stock to pay the accrued interest receivable at December 31, 2002 of $800.

On June 22, 2000, the Company entered into an agreement with Aventis Pharma Deutschland GMBH ("Aventis") to provide Aventis with funds for a facilities expansion that will provide additional production of an outsourced product of the Company. During 2000 and 2001, the Company loaned Aventis $15,000 and $15,000, respectively, under this agreement. This loan bears interest at 8% and is being repaid by reducing amounts otherwise payable on the purchase of inventory. During 2001 and 2002, inventory in the amount of $14,086 and $4,310, respectively, was received as payment against these loans.

Amortization expense related to deferred financing costs was $1,927, $1,040, and $2,898 for 2000, 2001, and 2002, respectively, and has been included in interest expense. During 2000 and 2001, the Company repaid certain debt prior to maturity resulting in extraordinary losses of $12,768 and $14,383, net of income taxes, respectively.

NOTE 10. LEASE OBLIGATIONS

The Company leases certain office and manufacturing equipment and automobiles under non-cancelable operating leases with terms from one to five years. Estimated future minimum lease payments as of December 31, 2002 for leases with initial or remaining terms in excess of one year are as follows:

2003	$6,175
2004	2,375
2005	1,710
2006	1,155
2007	837
Thereafter	757

Lease expense for the years ended December 31, 2000, 2001 and 2002 was approximately $5,690, $7,846, and $10,189, respectively.

NOTE 11. ACCRUED EXPENSES

Accrued expenses consist of the following:

	2001	2002
Rebates	$ 33,744	$140,949
Accrued co-promotion fees	40,866	68,295
Current portion of loss contract (see Note 8)	—	32,679
Product returns and chargebacks	16,591	22,611
Accrued interest	528	1,216
Product recall accrual	5,933	758
Other	21,836	31,020
	$119,498	$297,528

NOTE 12. LONG-TERM DEBT

Long-term debt consists of the following:

	2001	2002
Convertible debentures[1]	$345,000	$345,000
Senior subordinated notes[2]	93	93
Senior Credit Facility[3]	—	—
Senior Secured Revolving Credit Facility[4]	—	—
Notes payable to former shareholders, due in equal annual installments of principal and interest (at a rate of 6%) of $1,226 through December 2003	2,247	1,156
Various capital leases with interest rates ranging from 8.3% to 12.7% and maturing at various times through 2003	414	144
	347,754	346,393
Less current portion	1,357	1,300
	$346,397	$345,093

[1] During the fourth quarter of 2001, the Company issued $345,000 of 2 3/4% Convertible Debentures due November 15, 2021. The debentures are unsecured unsubordinated obligations, and the payment of principal and interest is guaranteed by the Company's domestic subsidiaries on a joint and several basis. The debentures accrue interest at an initial rate of 2 3/4%, which will be reset (but not below 2 3/4% or above 4 1/4%) on May 15, 2006, May 15, 2011, and May 15, 2016. Interest is payable on May 15 and November 15 of each year.

On or after November 20, 2006, the Company may redeem for cash all or part of the debentures that have not previously been converted or repurchased at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of redemption. Holders may require the Company to repurchase for cash all or part of their debentures on November 15, 2006, November 15, 2011 or November 15, 2016 at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of repurchase. In addition, upon a change of control, each holder may require the Company to repurchase for cash all or a portion of the holder's debentures.

Holders may surrender their debentures for conversion into shares of King common stock at the conversion price (initially $50.16 per share and subject to certain adjustments) if any of the following conditions is satisfied:

- if the closing sale price of King common stock, for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of surrender, exceeds 110% of the conversion price per share of King common stock on that preceding trading day;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

The Company has reserved 6,877,990 shares of common stock in the event such debentures are converted into shares of the Company's common stock.

[2] On March 3, 1999, the Company issued $150,000 of 10 3/4% Senior Subordinated Notes due 2009. During 2000 and 2001, the Company redeemed $53,618 and $96,289, respectively, at a price of $59,144 and $114,299, respectively.

[3] The Senior Credit Facility, as amended, provided for up to $525,000 of aggregate borrowing capacity, consisting of: a $150,000 tranche A term loan (the "Tranche A Term Loan"), a $275,000 tranche B term loan (the "Tranche B Term Loan"), and a revolving credit facility in an aggregate amount of $100,000 (the "Revolving Credit Facility"). The Revolving Credit Facility included a $10,000 sublimit available for the issuance of letters of credit and a $5,000 sublimit available for swingline loans. During the year ended December 31, 2000, the Company paid the Tranche A Term Loan and Tranche B Term Loan in full and no amounts were outstanding under its Revolving Credit Facility at December 31, 2000. During 2001, the Company terminated the Senior Credit Facility.

[4] On April 23, 2002, the Company established a $400,000 five year Senior Secured Revolving Credit Facility. The facility has been collateralized in general by all real estate with a value of $5,000 or more and all personal property of the Company and its significant subsidiaries. The Company's obligations under the Senior Secured Revolving Credit Facility are unconditionally guaranteed on a senior basis by significant subsidiaries. The Senior Secured Revolving Credit Facility accrues interest at the Company's option, at either (a) the base rate (which is based on the prime rate or the federal funds rate plus one-half of 1%) plus an applicable spread ranging from 0.0% to 0.75% (based on a leverage ratio) or (b) the applicable LIBOR rate plus an applicable spread ranging from 1.0% to 1.75% (based on a leverage ratio). In addition, the lenders under the Senior Secured Revolving Credit Facility are entitled to customary facility fees based on (a) unused commitments under the Senior Secured Revolving Credit Facility and (b) letters of credit outstanding. At December 31, 2002, the Company had $400,000 of available borrowings under its Senior Secured Revolving Credit Facility.

The Company incurred $4,850 of deferred financing costs that are being amortized over five years, the life of the Senior Secured Revolving Credit Facility.

This facility requires the Company to maintain a certain minimum net worth and EBITDA to interest expense ratio and maintain a funded debt to EBITDA ratio below an established maximum. As of December 31, 2002, the Company has complied with those covenants.

During 2001, as a result of terminating its Senior Credit Facility and redemption, through a tender offer of $96,300 of 10 3/4% Senior Subordinated Notes prior to maturity, the Company recorded an extraordinary charge of $22,903 ($14,383 net of income taxes) or $0.06 per share in the fourth quarter of 2001, resulting from the write-off of deferred financing costs and the payment of an early redemption premium.

During 2000, the Company repaid the Tranche A and Tranche B Term Loans and $53,618 of Senior Subordinated Notes prior to maturity resulting in an extraordinary charge of $20,348 ($12,768 net of income taxes) due to the write-off of deferred financing costs and the payment of an early redemption premium for the Senior Subordinated Notes.

During the year ended December 31, 2000, the Company terminated its interest rate swap agreements and recognized a gain of $1,911, which is included in other income.

The aggregate maturities of long-term debt (including capital lease obligations) at December 31, 2002 are as follows:

2003	$ 1,300
2004	—
2005	—
2006	345,000
2007	—
Thereafter	93
	$346,393

NOTE 13. FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair values of financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable The carrying amounts of these items are a reasonable estimate of their fair values.

Marketable Securities The fair value of marketable securities was based primarily on quoted market prices (Note 5). If quoted market prices are not readily available, fair values are based on quoted market prices of comparable instruments.

Convertible Senior Notes Receivable from Novavax At December 31, 2001, the fair value of the convertible senior notes receivable from Novavax was determined using option pricing models, and was estimated to be approximately $38,830. Key assumptions used in determining that fair value were as follows: volatility of 58% and a discount rate of 5%. At December 31, 2002, the carrying amount of the convertible notes receivable were at their estimated fair value based on the quoted market prices of the collateral, the Novavax common stock.

Long-Term Debt The fair value of the Company's long-term debt, including the current portion, at December 31, 2001 and 2002 is estimated to be approximately $379,709 and $310,485, respectively, using discounted cash flow analyses and based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

NOTE 14. INCOME TAXES

The net income tax expense (benefit) is summarized as follows:

	2000	2001	2002
Current			
Federal	$85,140	$107,550	$154,347
State	511	15,247	8,857
Total current	$85,651	$122,797	$163,204
Deferred			
Federal	$ (8,889)	$ 13,147	$ (71,158)
State	(430)	2,062	(6,903)
Total deferred	$ (9,319)	$ 15,209	$ (78,061)
Total expense	$76,332	$138,006	$ 85,143

A reconciliation of the difference between the federal statutory tax rate and the effective income tax rate as a percentage of income before income taxes and extraordinary item is as follows:

	2000	2001	2002
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.1	3.0	0.8
Nondeductible merger costs	3.0	—	—
Other	5.7	(0.8)	(4.0)
Effective tax rate	46.8%	37.2%	31.8%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are as follows:

	2001	2002
Accrued expenses and reserves	$ 30,897	$105,245
Other	659	923
Total deferred tax assets	31,556	106,168
Property, plant and equipment	(13,586)	(13,998)
Intangible assets	(23,270)	(8,520)
Other	(165)	(11,078)
Total deferred tax liabilities	(37,021)	(33,596)
Net deferred tax (liability) asset	$ (5,465)	$ 72,572

Management has determined that it is more likely than not that the deferred tax assets will be realizable and no valuation allowance is necessary.

NOTE 15. BENEFIT PLANS

The Company maintains a defined contribution employee benefit plan that covers all employees over 21 years of age. The plan allows for employees' salary deferrals, which are matched by the Company up to a specific amount under provisions of the plan. Company contributions during the years ended December 31, 2000, 2001 and 2002 were $2,404, $2,134, and $2,412, respectively. The plan also provides for discretionary profit-sharing contributions by the Company. There were no discretionary contributions during the years ended December 31, 2000, 2001 and 2002.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Fen/Phen Litigation Many distributors, marketers and manufacturers of anorexigenic drugs have been subject to claims relating to the use of these drugs. Generally, the lawsuits allege that the defendants (1) misled users of the products with respect to the dangers associated with them, (2) failed to adequately test the products, and (3) knew or should have known about the negative effects of the drugs, and should have informed the public about the risks of such negative effects. The actions generally have been brought by individuals in their own right and have been filed in various state and federal jurisdictions throughout the United States. They seek, among other things, compensatory and punitive damages and/or court-supervised medical monitoring of persons who have ingested the product. The Company is one of many defendants in no more than 10 lawsuits, which claim damages for personal injury arising from its production of the anorexigenic drug phentermine under contract for GlaxoSmithKline. The Company expects to be named in additional lawsuits related to its production of the anorexigenic drug under contract for GlaxoSmithKline.

While the Company cannot predict the outcome of these suits, management believes that the claims against the Company are without merit and intends to vigorously pursue all defenses available to the Company. The Company is being indemnified in all of these suits by GlaxoSmithKline for which the Company manufactured the anorexigenic product, provided that neither the lawsuits nor the associated liabilities are based upon the Company's independent negligence or intentional acts, and intends to submit a claim for all unreimbursed costs to its product liability insurance carrier. However, in the event that GlaxoSmithKline is unable to satisfy or fulfill its obligations under the indemnity, the Company would have to defend the lawsuit and be responsible for damages, if any, which are awarded against the Company or for amounts in excess of its product liability coverage.

In addition, Jones, a wholly-owned subsidiary of King, is a defendant in 577 multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine, and phentermine. These suits have been filed in various jurisdictions throughout the United States, and in each of these suits, Jones is one of many defendants, including manufacturers and other distributors of these drugs. Although Jones has not at any time manufactured dexfenfluramine, fenfluramine, or phentermine, Jones was a distributor of a generic phentermine product, and, after its acquisition of Abana Pharmaceuticals, was a distributor of Obenix, its branded phentermine product. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs and are seeking compensatory and punitive damages as well as medical care and court supervised medical monitoring. The plaintiffs claim liability based on a variety of theories including but not limited to product liability, strict liability, negligence, breach of warranty, and misrepresentation.

While management cannot predict the outcome of these suits, management believes that the claims against the Company are without merit and intends to vigorously pursue all defenses available to the Company. Jones has tendered defense of these lawsuits to its insurance carriers for handling and they are currently defending Jones in these suits. The manufacturers of fenfluramine and dexfenfluramine have settled many of these cases. In the event Jones' insurance coverage is inadequate to satisfy any resulting liability, Jones will have to resume defense of these lawsuits and be responsible for the damages, if any, that are awarded against it. The Company is unable to disclose an aggregate dollar amount of damages claimed because many of these complaints are multi-party suits and do not state specific damage amounts. Rather, these claims typically state damages as may be determined by the court or similar language and state no specific amount of damages against Jones. The Company, at this time, cannot provide an aggregate dollar amount of damages claimed or a reasonable estimate of the range of possible losses related to the lawsuits.

State of Wisconsin Investment Board On November 30, 1999, the Company entered into an agreement of merger with Medco Research, Inc. ("Medco") pursuant to which the Company acquired Medco in an all stock, tax-free pooling of interests transaction, which was subject to approval by the Medco shareholders. On January 5, 2000, Medco issued to its stockholders a proxy statement with respect to the proposed transaction and noticed a meeting to approve the transaction for February 10, 2000.

On January 11, 2000, the State of Wisconsin Investment Board ("SWIB"), a Medco shareholder that held approximately 11.6% of the outstanding stock of Medco, filed suit on behalf of a proposed class of Medco shareholders in the Court of Chancery for the State of Delaware, New Castle County (State of Wisconsin Investment Board v. Bartlett, et al., C.A. No. 17727), against Medco and members of Medco's board of directors to enjoin the shareholder vote on the merger and the consummation of the merger.

On April 10, 2002, the court granted the motion to dismiss with prejudice and awarded SWIB $234 in fees and $94 in costs, for a total award of $328.

SWIB appealed the court's decision to the Delaware Supreme Court. On October 25, 2002, the Delaware Supreme Court promptly affirmed the decision of the Court of Chancery in all respects. In light of the fact that the Company has already satisfied the April 10, 2002 judgment of the Court of Chancery, the Company believes that any further exposure in this matter will be remote.

Thimerosal/Vaccine Related Litigation King and its wholly owned subsidiary, Parkedale Pharmaceuticals, Inc. ("Parkedale"), have been named as defendants in California, Illinois and Mississippi, along with Abbott Laboratories, Wyeth, Aventis Pharmaceuticals, and other pharmaceutical companies, that have manufactured or sold products containing the mercury-based preservative, thimerosal.

In these cases, the plaintiffs attempt to link the receipt of the mercury-based products to neurological defects. The plaintiffs claim unfair business practices, fraudulent misrepresentations, negligent misrepresentations, and breach of implied warranty, which are all arguments premised on the idea that the defendants promoted products without any reference to the toxic hazards and potential public health ramifications resulting from the mercury-containing preservative. The plaintiffs also allege that the defendants knew of the dangerous propensities of thimerosal in their products.

The Company's product liability insurance carrier has been given proper notice of all of these matters, and defense counsel is vigorously defending the Company's interests. The Company is moving to be dismissed from the litigation due, among other things, to lack of product identity in the plaintiffs' complaints. In 2001, the Company was dismissed on this basis in a similar case.

Other Legal Proceedings The Parkedale facility was one of six facilities owned by Pfizer subject to a Consent Decree of Permanent Injunction issued August 1993 in United States of America v. Warner-Lambert Company and Melvin R. Goodes and Lodewijk J.R. DeVink (U.S. Dist. Ct., Dist. of N.J.) (the "Consent Decree"). The Parkedale facility is currently manufacturing pharmaceutical products subject to the Consent Decree that prohibits the manufacture and delivery of specified drug products unless, among other things, the products conform to current good manufacturing practices and are produced in accordance with an approved ANDA or NDA. The Company intends, when appropriate, to petition for relief from the Consent Decree.

Cobalt Pharmaceuticals, Inc. has filed an ANDA with the FDA pertaining to ramipril, the generic name for Altace,® which the Company co-promotes together with Wyeth. The allegations in Cobalt's notice relate to a composition of matter patent for ramipril which does not expire until October 2008. A separate patent, expiring in January 2005, also covers ramipril, but Cobalt is not seeking FDA approval until after the expiration of this second patent in January 2005. Together with Aventis, which owns the pertinent patent, the Company intends to vigorously enforce this patent, as well as a method of use patent relating to Altace® that is also listed in the FDA's Orange Book.

Eon Labs, Inc. ("Eon Labs") and CorePharma, LLC ("CorePharma") have each filed an ANDA with the FDA pertaining to metaxalone, the active ingredient in Skelaxin,® to which the Company acquired certain rights from Elan on June 12, 2003. The allegations in Eon Labs' and CorePharma's notice relate to a patent covering a method of using metaxalone, which does not expire until December 2021. The Company intends to vigorously enforce its rights under this patent.

Mylan Pharmaceuticals, Inc. ("Mylan") filed an ANDA with the FDA pertaining to levothyroxine sodium, the active ingredient in Levoxyl.® The allegations in Mylan's notice relate to a patent covering pharmaceutical compositions of levothyroxine sodium, which does not expire until February 2022. The Company intends to vigorously enforce its rights under this patent.

The Company is involved in various routine legal proceedings incident to the ordinary course of its business.

Other Commitments and Contingencies The following summarizes the Company's unconditional *purchase obligations at December 31, 2002:*

2003	$112,997
2004	112,854
2005	113,358
2006	93,177
2007	68,007
Thereafter	61,845
Total	$562,238

The unconditional purchase obligations of the Company are primarily related to minimum purchase requirements under contracts with suppliers to purchase raw materials and finished goods related to the Company's branded pharmaceutical products. See Note 8 for a discussion of the $49,877 loss accrual related to the excess purchase commitments under the Lorabid® supply agreement.

Government Agency Pricing The Company and other pharmaceutical manufacturers are required to provide statutorily defined rebates to various government agencies in order to participate in Medicaid, the veterans health care program and other government-funded programs. Several government agencies have placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs. The Company is unable to predict the final form and timing of any future governmental or other health care initiatives, and therefore, their effect on operations and cash flows cannot be reasonably estimated. Similarly, the effect on operations and cash flows of decisions of government entities, managed care groups and other groups concerning formularies and pharmaceutical reimbursement policies cannot be reasonably estimated. See Note 2 for information regarding Medicaid and other governmental pricing programs.

NOTE 17. SEGMENT INFORMATION

The Company's business is classified into four reportable segments: branded pharmaceuticals, contract manufacturing, royalties and all other. Branded pharmaceuticals includes a variety of branded prescription products over four therapeutic areas, including cardiovascular, anti-infective, critical care and endocrinology/women's health. These branded prescription products have been aggregated because of the similarity in regulatory environment, manufacturing process, method of distribution, and type of customer. Contract manufacturing represents contract manufacturing services provided for pharmaceutical and biotechnology companies. Royalties represents products for which the Company has transferred the manufacturing and marketing rights to corporate partners in exchange for licensing fees and royalty payments on product sales. The classification "all other" primarily includes generic pharmaceutical products.

The Company primarily evaluates its segments based on gross profit. Reportable segments were separately identified based on revenues, gross profit and total assets. Revenues among the segments are presented in the individual segments and removed through eliminations in the information below. Substantially all of the eliminations relate to sales of contract manufacturing to the branded pharmaceuticals segment.

The following represents selected information for the Company's operating segments for the periods indicated:

For the years ended December 31,	2000	2001	2002
Total revenues:			
Branded pharmaceuticals[1]	$529,053	$794,261	$1,032,831
Royalties	41,473	46,774	58,375
Contract manufacturing	61,689	79,443	143,373
All other	6,962	2,265	1,193
Eliminations	(18,934)	(50,481)	(107,437)
Consolidated total revenues	$620,243	$872,262	$1,128,335
Gross profit (loss), excluding depreciation:			
Branded pharmaceuticals	$405,358	$654,331	$ 793,361
Royalties	34,453	38,474	47,881
Contract manufacturing	6,357	(7,229)	(7,727)
All other	2,804	122	(156)
Consolidated gross profit, excluding depreciation	$448,972	$685,698	$ 833,359

[1] Results for 2002 reflect (a) a $22,113 charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs for the years 1998 to 2001, (b) a $12,399 charge for corrections of immaterial errors related to underpayments of amounts due under Medicaid and other governmental pricing programs related to 2002 and recorded in the fourth quarter of 2002, and (c) an $11,970 charge arising from changes in accounting estimates related to Medicaid and other governmental pricing programs. For additional information, see Note 2.

As of December 31,	2001	2002
Total assets:		
Branded pharmaceuticals	$2,397,062	$2,597,499
Royalties	11,326	18,738
Contract manufacturing	103,268	143,285
All other	98	11
Eliminations	(5,143)	(8,873)
Consolidated total assets	$2,506,611	$2,750,660

The following represents revenues by therapeutic area:

For the years ended December 31,	2000	2001	2002
Total revenues:			
Cardiovascular (including royalties)	$212,730	$355,275	$ 541,427
Anti-infective	117,460	140,661	116,133
Critical care	68,412	84,136	104,885
Endocrinology/women's health	146,275	231,358	296,107
Other	75,366	60,832	69,783
Consolidated total revenues	$620,243	$872,262	$1,128,335

Capital expenditures of $25,149, $40,167, and $73,587 for the years ended December 31, 2000, 2001 and 2002, respectively, are substantially utilized for contract manufacturing and branded pharmaceutical products purposes.

NOTE 18. RELATED PARTY TRANSACTIONS

The Benevolent Fund is a nonprofit corporation organized under the laws of the Commonwealth of Virginia and is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code. The Benevolent Fund obtains pharmaceutical products either as gifts-in-kind from manufacturers or by purchase from third-party distributors or wholesalers. The Benevolent Fund donates the pharmaceutical products purchased or received as gifts-in-kind to medical missions in the United States and in foreign countries to advance its humanitarian aid efforts. The Benevolent Fund was founded in 1994 by John M. Gregory, who also founded King and was its Chairman of the Board until June 28, 2002 and its Chief Executive Officer until January 1, 2002. John M. Gregory owned more than 5% of the Company's common stock until May 6, 2002. John M. Gregory, who serves as President of the Board of Directors of the Benevolent Fund, is the brother of Jefferson J. Gregory, who became the Company's Chief Executive Officer on January 1, 2002 and the Company's Chairman of the Board on June 28, 2002, and James E. Gregory, one of the Company's current directors. In addition, Mary Ann Blessing, a sister of Jefferson J. Gregory and James E. Gregory, served as the Chief Operating Officer of the Benevolent Fund until approximately January 2001 and presently serves as a director and Treasurer of the Board of Directors of the Benevolent Fund. Carol Shrader, mother of Brian Shrader, Chief Financial Officer of the Company until September 2000, is presently a director of the Benevolent Fund.

Jefferson J. Gregory and James E. Gregory were members of the Board of Directors of the Benevolent Fund in 1999, 2000, 2001 and 2002, but no longer hold those positions. In addition, Joseph R. Gregory, who was Vice Chairman of the Company's Board of Directors and President of the Company's wholly-owned subsidiary Monarch Pharmaceuticals, Inc. until February 2003, served as a director of the Benevolent Fund in 1999, 2000, 2001 and 2002, but no longer holds that position. Joseph R. Gregory is the brother of Jefferson J. Gregory, James E. Gregory, John M. Gregory and Mary Ann Blessing. Herschel Blessing, Executive Vice-President of King until July 1, 2002, is the husband of Mary Ann Blessing and a director of the Benevolent Fund.

The Company occasionally donates its products to the Benevolent Fund. The Company donated inventory with a carrying value of $1.8 million in 1999, $3.3 million in 2000, $4.1 million in 2001 and $22.6 million in 2002. In addition to receiving donations of products directly from pharmaceutical manufacturers, the Benevolent Fund also purchases pharmaceutical products, including those manufactured by King, from third-party distributors or wholesalers. The Company is aware of three occasions on which the Benevolent Fund purchased its products from third-party distributors or wholesalers.

On November 22, 1999, the Company sold $2,775 of Fluogen® vials to a third-party distributor, which in turn resold those vials to the Benevolent Fund. The Benevolent Fund donated the vials to Global Resource Services for use in North Korea. On December 27, 1999, the Company sold $825 (net of a 5% prompt pay discount) of Fluogen® syringes to the same third-party distributor, which in turn resold those syringes to the Benevolent Fund in January 2000. The Benevolent Fund donated the syringes to the Feed the Children® organization on January 28, 2000 for use in Venezuela. On December 26, 2002, the Company sold $4,588 (net of a 2% prompt pay discount) of Cortisporin®, Silvadene® and Tigan® to a third-party wholesaler, which in turn resold those products to the Benevolent Fund in January 2003. For a description of the Company's accounting for this transaction, please see Note 2.

In February 2000, the Company paid $2,823 to Richard C. Williams, a former director of the Company, for services performed in connection with the successful completion of the Medco merger. Prior to the merger, Mr. Williams was Chairman of the Board of Medco. In addition, Mr. Williams received fees for consulting services of $180 in 2000.

During 2001, the Company donated $103 to King College. Gregory D. Jordan, a director of the Company, is the president of King College.

During 2002, the Company paid $73 to James E. Gregory, a director of the Company, for consulting services. Of that amount, $23 was for personal use of the corporate aircraft.

During the years ended December 2000, 2001 and 2002, the Company paid $49, $5 and $171, to the Wake Forest University School of Medicine, respectively, for research and development activities. R. Charles Moyer, a director of the Company, is the Dean of the Babcock Graduate School of Management at Wake Forest University.

NOTE 19. STOCKHOLDERS' EQUITY

Preferred Shares The Company is authorized to issue 15 million shares of "blank-check" preferred stock, the terms and conditions of which will be determined by the Board of Directors. As of December 31, 2001 and 2002, there were no shares issued or outstanding.

2001 Offerings On November 7, 2001 and November 20, 2001, the Company completed the sale of 16,000,000 and 1,992,000, respectively, of newly issued shares of common stock for $38.00 per share ($36.67 per share net of commissions and expenses) resulting in net proceeds of $659.8 million.

Stock Splits On June 20, 2001, the Company's Board of Directors declared a four for three stock split for shareholders of record as of July 3, 2001, to be distributed July 19, 2001. The stock split has been reflected in all share data contained in these consolidated financial statements.

On June 2, 2000, the Company's Board of Directors declared a three for two stock split for shareholders of record as of June 12, 2000, to be distributed June 21, 2000. The stock split has been reflected in all share data contained in these consolidated financial statements.

Stock Repurchase Program On May 13, 2002, the Company's Board of Directors authorized a plan to repurchase up to 7.5 million shares of the Company's common stock. Under the plan, the Company may repurchase shares of its common stock in the open-market from time to time, depending on market conditions, share price and other factors. During the year ended December 31, 2002, the Company repurchased 7.5 million shares for $166,274.

Stock Option Plans The Company has various incentive stock plans for executives and employees. In connection with the plans, options to purchase common stock are granted at option prices not less than the fair market values of the common stock at the time the options are granted and either vest immediately or ratably over a period of up to ten years from the grant date. At December 31, 2002, options for 8,365,624 shares of common stock are available for future grant. A total of 4,908,317 options to purchase common stock are outstanding under these plans at December 31, 2002, of which 4,211,652 are currently exercisable.

Certain of the incentive stock plans allow for employee payment of option exercise prices in the form of either cash or previously held common stock of the Company. Shares tendered in payment of the option exercise price must be owned by the employee making the tender, for either six months or one year depending on how the shares were acquired, prior to the date of tender.

A summary of the status of the Company's plans as of December 31, 2002 and changes during the years ended December 31, 2000, 2001 and 2002 are presented in the table below:

	2000	2001	2002
Outstanding options, January 1	9,878,993	5,882,509	**4,648,646**
Exercised	(5,172,844)	(1,972,628)	**(436,160)**
Granted	1,741,564	915,712	**895,750**
Cancelled	(565,204)	(176,947)	**(199,919)**
Outstanding options, December 31	5,882,509	4,648,646	**4,908,317**
Weighted average price of options outstanding, January 1	$ 7.91	$15.45	**$20.83**
Weighted average price of options exercised	$ 7.64	$13.46	**$ 9.95**
Weighted average price of options granted	$29.22	$38.39	**$19.69**
Weighted average price of options cancelled	$11.20	$15.67	**$28.52**
Weighted average price of options outstanding, December 31	$15.45	$20.83	**$21.27**

Options outstanding at December 31, 2002 have exercise prices between $3.16 and $44.26, with a weighted average exercise price of $21.27 and a remaining contractual life of approximately 6.58 years.

Range of Exercise Prices Per Share	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years
Outstanding:			
$ 3.16–$14.85	1,588,922	$ 7.43	3.20
$15.80–$29.81	1,755,335	20.86	8.02
$30.26–$44.26	1,564,060	35.80	8.40
$ 3.16–$44.26	4,908,317	$21.27	

Range of Exercise Prices Per Share	Shares	Weighted Average Exercise Price Per Share
Exercisable:		
$ 3.16–$14.85	1,267,692	$ 7.37
$15.80–$29.81	1,400,313	21.01
$30.26–$44.26	1,543,647	35.79
$ 3.16–$44.26	4,211,652	$22.32

During 2000, 2001 and 2002, the Company granted 79,998, 53,332 and 50,000 options, respectively, of common stock to its directors under the 1998 Stock Option Plan at an exercise price equal to market value at the date of grant. The options vested immediately upon grant. Options totaling 234,965 issued under the 1998 Stock Option Plan were vested and outstanding at December 31, 2002. Options under the 1998 Stock Option Plan expire 10 years from the date of grant. These options are included in amounts reflected in the above tables.

NOTE 20. INCOME PER COMMON SHARE

The basic and diluted income before extraordinary item(s) per common share was determined based on the following share data:

	2000	2001	2002
Basic income per common share:			
Weighted average common shares	217,766,201	231,542,983	**244,375,770**
Diluted income per common share:			
Weighted average common shares	217,766,201	231,542,983	**244,375,770**
Effect of dilutive stock options	4,590,389	2,363,376	**1,322,898**
Weighted average common shares	222,356,590	233,906,359	**245,698,668**

The weighted average stock options that were anti-dilutive at December 31, 2000, 2001 and 2002 were 221,316, 220,431 and 1,669,922 shares, respectively. The convertible debentures could also be converted into 6,877,990 shares of common stock in the future, subject to certain contingencies outlined in the indenture (Note 12). Because such contingencies were not fulfilled, the convertible debentures were not considered in the calculation of diluted income per common share.

NOTE 21. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In the first quarter of 2002, the Company adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 was effective for all business combinations initiated after June 30, 2001. SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment.

SFAS No. 142 also required an additional impairment test for existing goodwill ($12,742) and for indefinite-lived intangible assets ($19,192) to determine whether any write-down was required as of the beginning of 2002. Upon completion of such testing, management determined that no write-down to the carrying value of these assets was required.

The following table reflects consolidated results adjusted as though the adoption of SFAS No. 142 occurred as of January 1, 2000:

For the years ended December 31,	2000	2001	2002
Net income:			
As reported:	$64,509	$217,936	$182,520
Goodwill amortization	407	408	—
Indefinite-life intangibles amortization	593	595	—
As adjusted	$65,509	$218,939	$182,520
Basic income per common share:			
As reported:	$ 0.30	$ 0.94	$ 0.75
Goodwill amortization	—	—	—
Indefinite-life intangibles amortization	—	0.01	—
As adjusted	$ 0.30	$ 0.95	$ 0.75
Diluted income per common share:			
As reported:	$ 0.29	$ 0.93	$ 0.74
Goodwill amortization	—	—	—
Indefinite-life intangibles amortization	—	0.01	—
As adjusted	$ 0.29	$ 0.94	$ 0.74

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted these standards effective January 1, 2002. The implementation of these standards did not have any effect on the Company's financial statements.

In January 2003, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS No. 123. The disclosure provisions of SFAS No. 148 were adopted by the Company for the fiscal year ending December 31, 2002 and did not have any impact on the Company's financial statements.

NOTE 22. MERGERS AND RESTRUCTURING

Merger with Medco On February 25, 2000, the Company completed a merger with Medco Research, Inc. ("Medco") by exchanging 7,221,000 (14,440,972 post-splits) shares of its common stock for all of the common stock of Medco. Each share of Medco was exchanged for 0.6757 (1.3514 post-splits) of one share of King common stock. In addition, outstanding Medco stock options were converted at the same exchange rate into options to purchase approximately 695,000 (1,389,299 post-splits) shares of King common stock. Subsequent to the merger, Medco was renamed King Pharmaceuticals Research and Development, Inc.

The Medco merger was accounted for as a pooling of interests. In connection with this transaction, the Company charged to expense $20,789 of merger related costs in the first quarter of 2000. The types of costs incurred and the actual cash payments made are summarized below:

	Income Statement Impact in 2000	Payments in 2000	Accrued Balance at December 31, 2000	Payments in 2001	Accrued Balance at December 31, 2001	Activity During 2002	**Accrued Balance at December 31, 2002**
Transaction costs and contingencies	$14,389	$13,592	$ 797	$ —	$797	$797	$—
Employee costs and other	6,400	5,961	439	439	—	—	—
Total	$20,789	$19,553	$1,236	$439	$797	$797	$—

Merger with Jones On August 31, 2000, the Company completed a merger with Jones by exchanging 73,770,000 (98,357,541 post-split) shares of its common stock for all of the common stock of Jones. Each share of Jones was exchanged for 1.125 (1.50 post-split) shares of King common stock. In addition, outstanding Jones stock options were converted at the same exchange rate into options to purchase approximately 4,024,000 (5,365,199 post-split) shares of King common stock.

The Jones merger was accounted for as a pooling of interests. In connection with the merger with Jones, the Company incurred total merger and restructuring related costs of $35,317. The types of costs incurred and the actual cash payments made are summarized below:

	Income Statement Impact	Activity During 2000	Accrued Balance at December 31, 2000	Additional Charge in 2001	Activity During 2001	Accrued Balance at December 31, 2001
Transaction costs	$21,484	$20,864	$ 620	$ —	$ 620	$—
Employee costs	10,096	6,389	3,707	4,079	7,786	—
Contract terminations	3,661	3,661	—	—	—	—
Other	2	2	—	—	—	—
Total	$35,243	$30,916	$4,327	$4,079	$8,406	$—

All activity was paid in cash except for $4.7 million in 2000 and $3.9 million in 2001 for non-cash compensation and a $3.2 million asset write-down for a negotiated contract termination in 2000.

Discontinuance of Fluogen® Product On September 27, 2000, the Company received written notification from the FDA that it must cease manufacturing and distributing Fluogen®, an influenza vaccine, until the Company demonstrated compliance with related FDA regulations. In addition, the notification recommended that the Company properly dispose of Fluogen® inventory on hand. As a result of this notification, the Company decided to permanently discontinue Fluogen® production and distribution. This restructuring plan resulted in the elimination of approximately 160 employees, of which approximately 110 were hourly and 50 were salaried. As a result of the Company's decision to discontinue Fluogen®, the Company recorded extraordinary losses on disposed and impaired assets of $15.0 million, before tax benefit of $5.6 million, and a nonrecurring charge of $37.3 million for the year ended December 31, 2000. A summary of the types of costs accrued and incurred are summarized below:

	Income Statement Impact	Payments in 2000	Other[1]	Accrued Balance at December 31, 2000	Payments in 2001	Other	Accrued Balance at December 31, 2001	Other	**Accrued Balance at December 31, 2002**
Nonrecurring charges									
Fluogen® inventory write-off	$28,722	$ —	$28,722	$ —	$ —	$ —	$ —	$—	$ —
Employee costs	6,505	1,235	—	5,270	4,412	858	—	—	—
Contractual commitments and cleanup activities	2,106	810	—	1,296	288	—	1,008	84	924
Extraordinary charges									
Goodwill impairment	5,055	—	5,055	—	—	—	—	—	—
Asset impairment	9,910	—	9,910	—	—	—	—	—	—
Total	$52,298	$2,045	$43,687	$6,566	$4,700	$858	$1,008	$84	$924

[1] *Includes non-cash asset write-downs.*

Discontinuance of Pallacor™ Research and Development Efforts In September 2000, management decided to discontinue the research and development efforts relating to Pallacor™ due to the Company's inability to out-license rights to the product and management's assessment of the significance of projected research and development costs relative to the likelihood of the project's success, resulting in a nonrecurring research and development charge of $6.1 million. At December 31, 2001 and 2002, the Company estimated that there were no remaining contractual commitments associated with Pallacor.™

Restructuring and Executive Retirements During 2002, the Company consolidated the international division into the Company's operations in Bristol, Tennessee, decided to sell the veterinary business, and decided to terminate production at one of its facilities. Two executives retired and were paid $4,325. These activities will eliminate approximately 35 employees, of which approximately 16 were hourly and 19 were salaried. As a result of the activities described above, the Company incurred a charge of $5,911 for the year ended December 31, 2002. At December 31, 2002, the Company has $2,216 accrued relating to these activities. At December 31, 2002, 24 employees had not been severed and are expected to be severed by the second quarter of 2003.

NOTE 23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth summary financial information for the years ended December 31, 2001 and 2002:

2001 by quarter	First	Second	Third	Fourth
Total revenues	$181,317	$206,509	$230,089	$254,347
Gross profit	143,901	162,165	180,682	198,950
Operating income	73,252	85,805	95,676	111,533
Income before extraordinary item and cumulative effect of change in accounting principle	44,719	56,848	61,471	69,826
Net income	44,174	56,848	61,471	55,443
Basic income per common share[1]:				
Income before extraordinary item and cumulative effect of change in accounting principle	$ 0.19	$ 0.25	$ 0.27	$ 0.29
Net income	0.19	0.25	0.27	0.23
Diluted income per common share[1]:				
Income before extraordinary item and cumulative effect of change in accounting principle	0.19	0.25	0.27	0.29
Net income	0.19	0.25	0.27	0.23

[1] Quarterly amounts do not total to annual amounts due to the effect of rounding on a quarterly basis.

2002 by quarter	First	Second	Third	Fourth
Total revenues	$258,065	$282,533	$315,705	$272,032
Gross profit	209,957	227,305	252,143	143,954
Operating income	112,261	117,424	129,967	(65,451)
Net income	71,320	58,398	84,245	(31,442)
Basic income per common share[1]:				
Net income	$ 0.29	$ 0.24	$ 0.35	$ (0.13)
Diluted income per common share[1]:				
Net income	0.29	0.24	0.35	(0.13)

[1] Quarterly amounts do not total to annual amounts due to the effect of rounding on a quarterly basis.

The information shown above for the fourth quarter of 2002 reflects significant charges consisting of (1) a $46.5 million adjustment to the Company's accrual for estimated amounts due under Medicaid and other governmental pricing programs, (2) a $66.8 million charge to write down the Lorabid® intangible assets to their fair value, and (3) a $49.9 million charge related to the liability associated with the amount of the Lorabid® inventory purchase commitments in excess of expected demand. Included in the $46.5 million adjustment in (1) above are amounts representing corrections of immaterial errors. The impact of these immaterial errors in each of the seven quarters prior to the fourth quarter of 2002 (beginning with the first quarter of 2001) on revenues is $967, $2,493, $1,756, $2,083, $5,495, $2,831, and $2,070, respectively, and on diluted income per common share is zero, $0.01, $0.01, $0.01, $0.02, $0.01, and $0.01, respectively.

NOTE 24. SUBSEQUENT EVENTS

(a) Meridian Acquisition On January 8, 2003, the Company completed its previously announced acquisition of Meridian Medical Technologies, Inc. ("Meridian"). The Company paid a cash price of $44.50 per common share to Meridian shareholders, totaling approximately $246,800. A portion of the purchase price, estimated at $18,000 will be charged to expense as in-process research and development upon closing. Meridian is the leading manufacturer of auto-injectors for the self-administration of injectable drugs and had revenues of $82,407 for the fiscal year ended July 31, 2002. The Company financed the acquisition using available cash on hand.

(b) Elan Transaction On June 12, 2003, the Company acquired the primary care business of Elan Corporation, plc and of some of its subsidiaries in the United States and Puerto Rico, which includes the rights to two branded prescription pharmaceutical products, including rights to potential new formulations, of Sonata® and Skelaxin,® together with Elan's United States primary care field sales force. The Company believes the acquisition of these branded pharmaceutical products will provide additional growth opportunities in the branded pharmaceutical segment through promotional activities and pipeline opportunities. Product rights subject to the agreement include those related to Sonata,® a nonbenzodiazepine treatment for insomnia, and Skelaxin,® a muscle relaxant, in the United States, its territories and possessions, and Puerto Rico. Under the terms of the agreement, Elan's sale of Skelaxin® included related NDAs, copyrights, trademarks, patents and U.S. rights to potential new formulations of Skelaxin.® Elan's sale of Sonata® included its rights to the product, as well as certain related copyrights. The Company also acquired certain intellectual property, regulatory, and other assets relating to Sonata® directly from Wyeth. Under the terms of the agreement, the Company secured an exclusive license to the intellectual property rights, in this territory, of both Wyeth and Elan to the extent they relate to new formulations of Sonata,® other than for use in animals. The total estimated purchase price of $777,000 includes the cost of acquisition and certain contingent and assumed liabilities. Of the total purchase price, $602,000 was assigned to identifiable assets, and $175,000 to in process research and development expense. The identifiable assets have been assigned useful lives with a weighted-average range of 16.6 years. The purchase price allocation among the assets acquired and the assignment of lives to the intangible assets are preliminary and subject to further evaluation, as the Company has not yet finalized its valuation of tangible assets acquired. The Company also will pay royalties on the current formulation of Skelaxin® from the date of closing and up to $71,000 if Elan achieves certain milestones in connection with the development of a reformulated version of Sonata.® The Company also has a potential milestone payment of $15,000 if annual net sales of a reformulated version of Sonata® exceed $100,000. The Company also potentially will pay an additional $25,000 milestone payment to Elan relating to the ongoing exclusivity of Skelaxin® on January 2, 2004. Prior to the closing of this transaction, the Company had received a letter on March 13, 2003 from the Federal Trade Commission ("FTC") stating that the FTC was conducting an investigation to determine whether any person has engaged in unfair methods of competition with respect to Elan's product Skelaxin.® The focus of this investigation was Elan's listing in the FDA's Orange Book of at least one patent claiming a method of using metaxalone, and other actions with regard to FDA regulatory processes. As a result of this new information, the Company commenced an investigation and asked Elan to provide additional information. On March 17, 2003, Elan filed a lawsuit in the Supreme Court of the State of New York seeking to compel us to close the transaction. On May 8, 2003, the FTC advised Elan that it was discontinuing a portion of its investigation with respect to this method of use patent. On May 20, 2003, we reached an agreement with Elan that restructured the terms of the transaction as described above and, as a result, the litigation has since been dismissed.

(c) Florinef® Generic During January 2003, the Company was notified of the approval by the FDA of a second generic for the Florinef® product. The Company had intangible assets related to Florinef® with carrying values of $135,043 at December 31, 2002. The Company completed its impairment review, and will record an impairment charge of $110,970 in the first quarter of 2003 reflecting the reduction in the fair value of the Florinef® intangible assets as a result of the entrance of a second generic into the market.

(d) Levoxyl® Generic Mylan Pharmaceuticals, Inc., a generic drug manufacturer, filed an ANDA with the FDA seeking permission to market a generic version of Levoxyl® prior to the expiration of U.S. Patent No. 6,555,581 (the "'581 Patent"), a utility patent with composition of matter claims, which was issued to the Company on April 29, 2003 and extends through February 15, 2022. The Company received notice of the Paragraph IV certification no earlier than April 30, 2003. The Company intends to vigorously enforce the patent being challenged and has filed suit.

Additionally, on June 24, 2003, the Company received a notice of Paragraph IV certification related to the '581 patent from KV Pharmaceutical Company. We intend to enforce our rights under the '581 patent to the full extent of the law.

(e) Skelaxin® Generic Eon Labs, Inc. and CorePharma, LLC have each filed an ANDA with the FDA pertaining to metaxalone, the active ingredient in Skelaxin,® to which the Company acquired certain rights from Elan on June 12, 2003. The allegations in Eon's and CorePharma's notice relate to a patent covering a method of using metaxalone, which does not expire until December 2021. The Company intends to vigorously enforce its rights under this patent.

NOTE 25. GUARANTOR FINANCIAL STATEMENTS

Each of the Company's subsidiaries (the "Guarantor Subsidiaries") has guaranteed, on a full, unconditional and joint and several basis, the Company's performance under the $345,000, 2¾% Convertible Debentures due 2021 and under the $400,000 Senior Secured Revolving Credit Facility on a joint and several basis. There are no restrictions under the Company's financing arrangements on the ability of the Guarantor Subsidiaries to distribute funds to the Company in the form of cash dividends, loans or advances. The following combined financial data provides information regarding the financial position, results of operations and cash flows of the Guarantor Subsidiaries (condensed consolidating financial data). Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management has determined that such information would not be material to the holders of the debt.

Notes to Consolidated Financial Statements (continued)

Guarantor Subsidiaries Condensed Consolidating Balance Sheets

	December 31, 2001				December 31, 2002			
	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated
ASSETS								
Current assets:								
Cash and cash equivalents	$ 882,391	$ (7,789)	$ —	$ 874,602	$ 594,385	$ (6,160)	$ —	$ 588,225
Investments	49,880	—	—	49,880	227,263	—	—	227,263
Accounts receivable, net	12,735	154,272	(5,143)	161,864	17,352	151,469	(8,834)	159,987
Inventories	18,683	92,895	—	111,578	45,761	121,392	—	167,153
Deferred income taxes	28,928	2,628	—	31,556	36,328	69,840	—	106,168
Prepaid expenses and other current assets	1,898	6,181	—	8,079	7,996	4,910	—	12,906
Total current assets	994,515	248,187	(5,143)	1,237,559	929,085	341,451	(8,834)	1,261,702
Property, plant, and equipment, net	38,964	125,152	—	164,116	51,587	165,527	—	217,114
Intangible assets, net	682,875	354,920	—	1,037,795	892,793	339,520	—	1,232,313
Investment in subsidiaries	1,158,458	—	(1,158,458)	—	1,126,245	—	(1,126,245)	—
Other assets	49,577	17,564	—	67,141	25,254	14,277	—	39,531
Total assets	$2,924,389	$ 745,823	$(1,163,601)	$2,506,611	$3,024,964	$ 860,775	$(1,135,079)	$2,750,660
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Accounts payable	$ 4,347	$ 23,666	$ (5,143)	$ 22,870	$ 26,119	$ 32,604	$ (8,834)	$ 49,889
Accrued expenses	6,700	112,798	—	119,498	42,542	254,986	—	297,528
Income taxes payable	(4,719)	12,437	—	7,718	18,870	2,377	—	21,247
Current portion of long-term debt	1,344	13	—	1,357	1,300	—	—	1,300
Total current liabilities	7,672	148,914	(5,143)	151,443	88,831	289,967	(8,834)	369,964
Long-term debt	346,397	—	—	346,397	345,093	—	—	345,093
Deferred income taxes	34,539	2,482	—	37,021	11,991	21,605	—	33,596
Other liabilities	63,466	—	—	63,466	70,074	750	—	70,824
Intercompany (receivable) payable	564,031	(564,031)	—	—	577,792	(577,792)	—	—
Total liabilities	1,016,105	(412,635)	(5,143)	598,327	1,093,781	(265,470)	(8,834)	819,477
Shareholders' equity	1,908,284	1,158,458	(1,158,458)	1,908,284	1,931,183	1,126,245	(1,126,245)	1,931,183
Total liabilities and shareholders' equity	$2,924,389	$ 745,823	$(1,163,601)	$2,506,611	$3,024,964	$ 860,775	$(1,135,079)	$2,750,660

Guarantor Subsidiaries Consolidating Statements of Operations

	December 31, 2000				December 31, 2001				December 31, 2002			
	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated
Revenues:												
Net sales	$ 19,021	$578,682	$ (18,934)	$578,769	$ 27,206	$ 821,469	$ (23,187)	$825,488	$235,154	$1,067,981	$(233,175)	$1,069,960
Royalty revenue	—	41,474	—	41,474	—	46,774	—	46,774	—	58,375	—	58,375
Total revenues	19,021	620,156	(18,934)	620,243	27,206	868,243	(23,187)	872,262	235,154	1,126,356	(233,175)	1,128,335
Operating costs and expenses:												
Costs of revenues	45,685	135,471	(18,934)	162,222	26,425	173,496	(23,187)	176,734	122,922	394,349	(233,175)	284,096
Royalty expense	—	9,049	—	9,049	—	9,830	—	9,830	—	10,880	—	10,880
Total costs of revenues	45,685	144,520	(18,934)	171,271	26,425	183,326	(23,187)	186,564	122,922	405,229	(233,175)	294,976
Selling, general and administrative	17,169	115,699	—	132,868	12,660	228,220	—	240,880	14,166	352,757	—	366,923
Depreciation and amortization	21,423	20,519	—	41,942	23,381	24,585	—	47,966	35,658	23,639	—	59,297
Research and development	1,081	23,710	—	24,791	8,199	18,308	—	26,507	12,676	27,508	—	40,184
Intangible asset impairment	—	—	—	—	—	—	—	—	66,844	—	—	66,844
Merger, restructuring and other nonrecurring charges	(19,809)	84,452	—	64,643	(361)	4,440	—	4,079	—	5,911	—	5,911
Total operating costs and expenses	65,549	388,900	(18,934)	435,515	70,304	458,879	(23,187)	505,996	252,266	815,044	(233,175)	834,135
Operating income	(46,528)	231,256	—	184,728	(43,098)	409,364	—	366,266	(17,112)	311,312	—	294,200
Other income (expense):												
Interest income	2,647	9,228	—	11,875	9,472	1,503	—	10,975	21,227	1,168	—	22,395
Interest expense	(37,457)	483	—	(36,974)	(13,398)	714	—	(12,684)	(12,400)	(19)	—	(12,419)
Valuation charge— convertible notes receivable	—	—	—	—	—	—	—	—	(35,629)	—	—	(35,629)
Other, net	1,967	1,366	—	3,333	8,593	(2,280)	—	6,313	(190)	(694)	—	(884)
Equity in earnings of subsidiaries	188,010	—	(188,010)	—	246,856	—	(246,856)	—	202,483	—	(202,483)	—
Intercompany interest (expense)	6,082	(6,082)	—	—	16,147	(16,147)	—	—	8,916	(8,916)	—	—
Total other income (expense)	161,249	4,995	(188,010)	(21,766)	267,670	(16,210)	(246,856)	4,604	184,407	(8,461)	(202,483)	(26,537)
Income before income taxes, extraordinary item(s) and cumulative effect of change in accounting principle	114,721	236,251	(188,010)	162,962	224,572	393,154	(246,856)	370,870	167,295	302,851	(202,483)	267,663
Income tax (expense) benefit	(28,091)	(48,241)	—	(76,332)	8,292	(146,298)	—	(138,006)	15,225	(100,368)	—	(85,143)
Income (loss) before extraordinary item(s) and cumulative effect of change in accounting principle	86,630	188,010	(188,010)	86,630	232,864	246,856	(246,856)	232,864	182,520	202,483	(202,483)	182,520
Extraordinary item(s)	(22,121)	—	—	(22,121)	(14,383)	—	—	(14,383)	—	—	—	—
Income (loss) before cumulative effect of change in accounting principle	64,509	188,010	(188,010)	64,509	218,481	246,856	(246,856)	218,481	182,520	202,483	(202,483)	182,520
Cumulative effect of change in accounting principle	—	—	—	—	(545)	—	—	(545)	—	—	—	—
Net income	$ 64,509	$188,010	$(188,010)	$ 64,509	$217,936	$ 246,856	$(246,856)	$217,936	$182,520	$ 202,483	$(202,483)	$ 182,520

Notes to Consolidated Financial Statements (continued)

Guarantor Subsidiaries Consolidating Statements of Cash Flows

	December 31, 2000				December 31, 2001				December 31, 2002			
	King	Subsidiaries	Eliminations	King Consolidated	King	Subsidiaries	Eliminations	King Consolidated	King	Subsidiaries	Eliminations	King Consolidated
Cash flows from operating activities:												
Net income	$ 64,509	$ 188,010	$(188,010)	$ 64,509	$ 217,936	$ 246,856	$(246,856)	$ 217,936	$ 182,520	$ 202,483	$(202,483)	$ 182,520
Equity in earnings of subsidiaries	(188,010)	—	188,010	—	(246,856)	—	246,856	—	(202,483)	—	202,483	—
Adjustments to reconcile net income to net cash provided by operating activities:												
Depreciation and amortization	21,420	20,522	—	41,942	23,383	24,583	—	47,966	36,333	23,638	—	59,971
Amortization of deferred financing costs	1,927	—	—	1,927	1,040	—	—	1,040	2,898	—	—	2,898
Extraordinary loss— extinguishment of debt	13,366	—	—	13,366	22,902	—	—	22,902	—	—	—	—
Extraordinary loss— disposed and impaired assets	—	14,965	—	14,965	—	—	—	—	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	870	—	—	870	—	—	—	—
Stock compensation charge	2,883	1,872	—	4,755	3,229	—	—	3,229	2,206	—	—	2,206
Write-down of inventory	—	28,722	—	28,722	—	—	—	—	—	15,152	—	15,152
Deferred income taxes	(9,580)	261	—	(9,319)	14,957	252	—	15,209	(29,972)	(48,089)	—	(78,061)
Noncash nonrecurring charge	—	3,727	—	3,727	—	—	—	—	—	—	—	—
Valuation charge on convertible notes receivable	—	—	—	—	—	—	—	—	35,443	—	—	35,443
Net unrealized gain on convertible senior notes	—	—	—	—	(8,546)	—	—	(8,546)	—	—	—	—
Tax benefits of stock options exercised	40,540	—	—	40,540	12,430	—	—	12,430	—	—	—	—
Impairment of intangible assets	—	—	—	—	—	—	—	—	66,844	—	—	66,844
In-process research and development charges	—	—	—	—	—	—	—	—	12,000	—	—	12,000
Other non-cash items, net	181	3,329	—	3,510	(15)	2,963	—	2,948	(873)	5,398	—	4,525
Changes in operating assets and liabilities:												
Accounts receivable	(178)	(31,339)	270	(31,247)	(5,829)	(42,069)	3,784	(44,114)	(4,617)	(2,787)	3,691	(3,713)
Inventories	2,120	(50,934)	—	(48,814)	(14,827)	(31,662)	—	(46,489)	(27,078)	(43,649)	—	(70,727)
Prepaid expenses and other current assets	912	4,317	—	5,229	17,010	(17,494)	—	(484)	(6,330)	1,240	—	(5,090)
Other assets	300	(3,763)	—	(3,463)	(993)	4,129	—	3,136	3	(1,023)	—	(1,020)
Accounts payable	(2,181)	(1,852)	(270)	(4,303)	1,902	(7,840)	(3,784)	(9,722)	21,338	13,671	(3,691)	31,318
Accrued expenses and other liabilities	4,007	11,541	—	15,548	(4,667)	46,186	—	41,519	53,476	143,828	—	197,304
Deferred revenue	71,213	—	—	71,213	(9,247)	—	—	(9,247)	(9,090)	—	—	(9,090)
Income taxes	(37,535)	6,101	—	(31,434)	16,540	12,437	—	28,977	23,589	(10,060)	—	13,529
Net cash flows (used in) provided by operating activities	(14,106)	195,479	—	181,373	41,219	238,341	—	279,560	156,207	299,802	—	456,009

Guarantor Subsidiaries Consolidating Statements of Cash Flows (continued)

	December 31, 2000				December 31, 2001				December 31, 2002			
	King	Subsidiaries	Eliminations	King Consolidated	King	Subsidiaries	Eliminations	King Consolidated	King	Subsidiaries	Eliminations	King Consolidated
Cash flows from investing activities:												
Purchase of investment securities	$ —	$(142,922)	$ —	$(142,922)	$ (49,880)	$ —	$ —	$ (49,880)	$(823,112)	$ —	$ —	$(823,112)
Proceeds from maturity and sale of investment securities	—	256,121	—	256,121	—	—	—	—	645,798	—	—	645,798
Convertible senior note	(20,000)	—	—	(20,000)	(10,000)	—	—	(10,000)	(10,000)	—	—	(10,000)
Loans receivable	(379)	(15,000)	—	(15,379)	—	(15,000)	—	(15,000)	—	—	—	—
Purchases of property, plant and equipment	(8,894)	(16,255)	—	(25,149)	(12,064)	(28,103)	—	(40,167)	(15,214)	(58,373)	—	(73,587)
Purchases of intangible assets	—	(207,000)	—	(207,000)	(286,500)	—	—	(286,500)	(322,100)	—	—	(322,100)
Proceeds from loan receivable	—	—	—	—	—	14,086	—	14,086	—	4,310	—	4,310
Proceeds from sale of intangible assets	—	—	—	—	3,332	—	—	3,332	—	—	—	—
Other investing activities	419	93	—	512	—	1,446	—	1,446	28	4,360	—	4,388
Net cash used in investing activities	(28,854)	(124,963)	—	(153,817)	(355,112)	(27,571)	—	(382,683)	(524,600)	(49,703)	—	(574,303)
Cash flows from financing activities:												
Proceeds from revolving credit facility	159,000	—	—	159,000	75,000	—	—	75,000	—	—	—	—
Payments on revolving credit facility	(204,000)	—	—	(204,000)	(75,000)	—	—	(75,000)	—	—	—	—
Proceeds from issuance of common shares and exercise of stock options, net	384,488	3,280	—	387,768	684,435	—	—	684,435	4,402	—	—	4,402
Payments of cash dividends—Jones	—	(2,619)	—	(2,619)	—	—	—	—	—	—	—	—
Stock repurchases	—	—	—	—	—	—	—	—	(166,274)	—	—	(166,274)
Payment of senior subordinated debt	(53,618)	—	—	(53,618)	(115,098)	—	—	(115,098)	—	—	—	—
Proceeds from seller note	25,000	—	—	25,000	—	—	—	—	—	—	—	—
Payment of seller note	(25,000)	—	—	(25,000)	—	—	—	—	—	—	—	—
Proceeds from bridge loan facility	25,000	—	—	25,000	—	—	—	—	—	—	—	—
Payments on bridge loan facility	(25,000)	—	—	(25,000)	—	—	—	—	—	—	—	—
Payments on other long-term debt	(368,682)	(25)	—	(368,707)	(1,460)	(29)	—	(1,489)	(1,348)	(13)	—	(1,361)
Proceeds from convertible debentures	—	—	—	—	345,000	—	—	345,000	—	—	—	—
Debt issuance costs	(708)	—	—	(708)	(11,100)	—	—	(11,100)	(4,850)	—	—	(4,850)
Other	—	—	—	—	(418)	—	—	(418)	—	—	—	—
Intercompany	197,113	(197,113)	—	—	212,609	(212,609)	—	—	248,457	(248,457)	—	—
Net cash provided by (used in) financing activities	113,593	(196,477)	—	(82,884)	1,113,968	(212,638)	—	901,330	80,387	(248,470)	—	(168,083)
Increase (decrease) in cash and cash equivalents	70,633	(125,961)	—	(55,328)	800,075	(1,868)	—	798,207	(288,006)	1,629	—	(286,377)
Cash and cash equivalents, beginning of period	11,683	120,040	—	131,723	82,316	(5,921)	—	76,395	882,391	(7,789)	—	874,602
Cash and cash equivalents, end of period	$ 82,316	$ (5,921)	$ —	$ 76,395	$ 882,391	$ (7,789)	$ —	$ 874,602	$ 594,385	$ (6,160)	$ —	$ 588,225

RISK FACTORS

Before you purchase our securities, you should carefully consider the risks described below and the other information contained in this report, including our audited consolidated financial statements and related notes. The risks described below are not the only ones facing our Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this "Risk Factors" section or other sections of this report actually occurs, our business, results of operations and financial condition could be materially adversely affected, the trading price, if any, of our securities could decline and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

The SEC investigation, other possible governmental investigations, and securities litigation could have a material adverse effect on our business.

On March 10, 2003, we received a subpoena duces tecum from the SEC with respect to an SEC investigation of King. The subpoena requested the production of documents focusing on the years 1999 and 2000 and included all documents related to sales of our products to VitaRx and Prison Health Services during 1999 and 2000, our "best price" lists, all documents related to the pricing of our pharmaceutical products provided to any governmental Medicaid agency during 1999, the accrual and payment of rebates on Altace® from 2000 to the present, and other general requests. On May 14, 2003, the SEC issued another subpoena duces tecum, requesting additional documents pertaining to the products Fluogen® and Lorabid,® the King Benevolent Fund, our calculations related to Medicaid rebates, and our Audit Committee's internal review of issues raised by the SEC investigation. We have cooperated, and will continue to cooperate, in providing information to the SEC.

In connection with our determination that we have underpaid amounts due under Medicaid and other governmental pricing programs during the period from 1998 to 2002, we have contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice. We expect to engage in more detailed discussions with these and other appropriate agencies in order to determine the precise amount of the underpayments. We currently expect to make the requisite payments in the third or fourth quarter of 2003. The SEC, the Centers for Medicare and Medicaid Services, the Office of Inspector General, the Department of Justice and other governmental agencies that might be investigating or might commence an investigation of us could impose, based on a claim of a violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of these laws may impose liability even in the absence of specific intent to defraud. We cannot predict or reasonably estimate the likelihood or magnitude of any such sanctions at this time. For additional information, please see this "Risk Factors" section under the heading "If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, we could be subject to additional reimbursements, penalties, sanctions and fines which could have a material adverse effect on our business" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Recent Developments—SEC Investigation, Medicaid and Other Governmental Program Accrual Adjustment, and Related Matters."

Subsequent to the announcement of the SEC investigation described above, beginning in March 2003, 22 purported class action complaints have been filed by holders of our securities against us, our directors, former directors, executive officers and former executive officers in the United States District Court for the Eastern District of Tennessee, alleging violations of the Securities Act of 1933 and/or the Securities Exchange Act of 1934. Plaintiffs allege that we, through some of our executive officers, former executive officers, directors and former directors, made false or misleading statements concerning our business, financial condition and results of operations during periods beginning March 31, 1999 and continuing until March 11, 2003. Additionally, seven purported shareholder derivative complaints have been filed in federal and state courts in Tennessee alleging a breach of fiduciary duty, among other things, by some of our officers and directors. The allegations in these lawsuits are similar to those in the class action litigation described above. We intend to defend these lawsuits vigorously but are unable currently to predict the outcome or reasonably estimate the range of potential loss, if any.

If any governmental sanctions are imposed, or if we were not to prevail in the securities litigation, neither of which we can predict or reasonably estimate at this time, our business, financial condition, results of operations and cash flows could be materially adversely affected. Responding to the SEC in its investigation, resolving the amounts owed to governmental agencies in connection with the underpayments and defending King in the securities litigation has resulted, and is expected to continue to result, in a significant diversion of management's attention and resources and an increase in professional fees.

If sales of our major products or royalty payments to us decrease, our results of operations could be adversely affected.

Altace® accounted for approximately 39.9% and Levoxyl® accounted for approximately 15.0% of our total revenues for the year ended December 31, 2002, and Altace,® Levoxyl,® Thrombin-JMI,® and royalty revenues collectively accounted for approximately 68.6% of our total revenues during the same period. In addition, we acquired Sonata® and Skelaxin® on June 12, 2003, which together had net sales in the United States and Puerto Rico of approximately $238.0 million in 2002. We believe that sales of these products may constitute a significant portion of our revenues for the foreseeable future. Accordingly, any factor adversely affecting sales of any of these products or products for which we receive royalty payments could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we cannot successfully enforce our rights under the patents relating to three of our largest products, Altace,® Levoxyl® and Skelaxin,® against generic drug manufacturers, our results of operations could be materially adversely affected.

Cobalt Pharmaceuticals, Inc., a generic drug manufacturer located in Mississauga, Ontario, Canada, has filed an ANDA with the FDA seeking permission to market a generic version of Altace® prior to the expiration of U.S. Patent No. 5,061,722, the '722 patent, a "composition of matter patent" relating to Altace® which is listed in the FDA's Orange Book. King also recently listed U.S. Patent No. 5,403,856, the '856 patent, a "method of use patent" relating to Altace® in the FDA's Orange Book. The '722 patent does not expire until October 2008 and the '856 patent does not expire until April 2012. Under the federal Hatch-Waxman Act of 1984, Cobalt has filed an ANDA alleging that the '722 patent is invalid. This allegation is commonly known as a "Paragraph IV certification." Under the terms of the Hatch-Waxman legislation, any generic manufacturer may file an ANDA with a Paragraph IV certification after the pioneer company, or its successor in interest, has marketed a new chemical entity for four years. Regulations do not require Cobalt to certify against the '856 patent. If the '722 and '856 patents are successfully challenged, Cobalt may market a generic equivalent of Altace® prior to October 2008, but not before January 2005, the expiration date of U.S. Patent No. 4,587,258, the '258 patent. The '258 patent is another composition of matter patent that relates to and is listed in the FDA's Orange Book for Altace,® but which has not been challenged by Cobalt. We have filed suit to enforce our rights under the '722 and '856 patents. The filing of the suit provides us an automatic stay of FDA approval of the ANDA for 30 months. However, should the court grant Cobalt summary judgment on the '722 patent, we would not receive the benefit of the automatic stay. Moreover, we have recently amended our complaint, without opposition, to include an allegation of infringement of the '856 patent by Cobalt. While we intend to vigorously enforce our rights under the '722 and '856 patents being challenged, we cannot assure you that we will be successful. If we are not successful in enforcing our patents, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Mylan Pharmaceuticals, Inc., a generic drug manufacturer, filed an ANDA with the FDA seeking permission to market a generic version of Levoxyl® prior to the expiration of U.S. Patent No. 6,555,581, the '581 patent, which was issued to us on April 29, 2003, relating to Levoxyl.® We received notice of this Paragraph IV certification alleging non-infringement no earlier than April 30, 2003. Additionally, on June 24, 2003, we received a notice of Paragraph IV certification related to the '581 patent from KV Pharmaceutical Company. We intend to enforce our rights under the '581 patent to the full extent of the law. If we are unsuccessful in enforcing our patent, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Eon Labs and CorePharma have each filed an ANDA with the FDA seeking permission to market a generic version of Skelaxin® prior to the expiration of U.S. Patent No. 6,407,128, the '128 patent, that is listed in the FDA's Orange Book which does not expire until December 6, 2021. Eon Labs and CorePharma have each filed Paragraph IV certifications relating to the '128 patent. We intend to enforce our rights under this patent. If we are unsuccessful in enforcing this patent, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Although we have an obligation to indemnify our officers and directors, we may not have sufficient insurance coverage available for this purpose and may be forced to pay these indemnification costs directly and we may not be able to maintain existing levels of coverage, which could make it difficult to attract or retain qualified directors and officers.

Our charter and bylaws require that we indemnify our directors and officers to the fullest extent provided by applicable law. Although we have purchased directors and officers liability insurance to fund such obligations, if our insurance carrier should deny coverage, or if the indemnification costs exceed the insurance coverage, we would be forced to bear these indemnification costs directly, which could be substantial and may have an adverse effect on our business, financial condition, results of operations and cash flows. If the cost of this insurance increases significantly, we may not be able to maintain or increase our levels of insurance coverage for our directors and officers. This could make it difficult to attract or retain qualified directors and officers.

We may not achieve our intended benefits from the Co-Promotion Agreement with Wyeth for the promotion of Altace.®

We entered into the Co-Promotion Agreement with Wyeth for Altace® partially because we believed a larger pharmaceutical company with more sales representatives and, in our opinion, with substantial experience in the promotion of pharmaceutical products to physicians would significantly increase the sales revenue potential of Altace.® By effectively co-marketing the new indications for Altace® that were approved by the FDA on October 4, 2000, we intend to increase the demand for the product. In the agreement, both of us have incentives to maximize the sales and profits of Altace® and to optimize the marketing of the product by coordinating our promotional activities.

Under the Co-Promotion Agreement, Wyeth and we agreed to establish an annual budget of marketing expenses to cover, among other things, direct-to-consumer advertising, such as television advertisements and advertisements in popular magazines and professional journals. One of the goals of the direct-to-consumer advertising campaign is to encourage the targeted audience to ask their own physicians about Altace® and whether it might be of benefit for them. The direct-to-consumer campaign may not be effective in achieving this goal. Physicians may not prescribe Altace® for their patients to the extent we might otherwise hope if patients for whom Altace® is indicated do not ask their physicians about Altace.®

It is possible that we or Wyeth or both of us will not be successful in effectively promoting Altace® or in optimizing its sales. The content of agreed-upon promotional messages for Altace® may not sufficiently convey the merits of Altace® and may not be successful in convincing physicians to prescribe Altace® instead of other ACE inhibitors or competing therapies. The targets for sales force staffing, the number and frequency of details to physicians and the physicians who are called upon may be inadequate to realize our expectations for revenues from Altace.® Neither we nor Wyeth may be able to overcome the perception by physicians of a class effect, which we discuss below. Further, developments in technologies, the introduction of other products or new therapies may make it more attractive for Wyeth to concentrate on the promotion of a product or products other than Altace® or to lessen their emphasis on the marketing of Altace.® Our strategic decisions in dealing with managed health care organizations may not prove to be correct and we could consequently lose sales in this market to competing ACE inhibitor products or alternative therapies. If any of these situations occurred, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our Bristol facility and the Aventis (USA) facility do not remain FDA-approved manufacturing and packaging sites for Altace® or if there is an interruption in the supply of raw material for Altace® or of the finished product, the distribution, marketing and subsequent sales of the product could be adversely affected.

Our Bristol facility is an FDA-approved manufacturing and packaging site for Altace® Aventis (USA) in Kansas City, Missouri, is our alternative or back-up FDA-approved manufacturing and packaging site for Altace® Aventis Pharma Deutscheland GmbH (Germany) is our single supplier of ramipril, the active ingredient in Altace® Because the manufacture of ramipril is a patented process, we cannot secure the raw material from another source. We have entered into a long-term supply agreement with Aventis (Germany) for ramipril and we believe that it adequately protects our supply of raw material, but there can be no guarantee that there will be no interruptions or delays in the supply of the raw material. Any interruptions or delays in manufacturing or receiving the finished product or raw material used for the future production of Altace® or the failure to maintain our Bristol facility and the Aventis (USA) facility as FDA-approved manufacturing and packaging sites for Altace® could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Sales of Altace® may be affected by the perception of a class effect, and Altace® and our other products may be subject to various sources of competition from alternate therapies.

Although the FDA has approved indications for Altace® that are unique among ACE inhibitors, we may be unable to meet investors' expectations regarding sales of Altace® due to a perceived class effect or the inability to market Altace®'s differentiating uses and indications effectively.

All prescription drugs currently marketed by pharmaceutical companies may be grouped into existing drug classes, but the criteria for inclusion vary from class to class. For some classes, specific biochemical properties may be the defining characteristic. For example, Altace® (ramipril) is a member of a class of products known as ACE inhibitors because ramipril is one of several chemicals that inhibit the production of enzymes that convert angiotensin, which could otherwise lead to hypertension.

When one drug from a class is demonstrated to have a particularly beneficial or previously undemonstrated effect (e.g., the benefit of Altace® as shown by the HOPE trial), marketers of other drugs in the same class (for example, other ACE inhibitors) will represent that their products offer the same benefit simply by virtue of membership in the same drug class. Consequently, other companies with ACE inhibitors that compete with Altace® will represent that their products are equivalent to Altace® By doing so, these companies will represent that their products offer the same efficacious results demonstrated by the HOPE trial. Regulatory agencies do not decide whether products within a class are quantitatively equivalent in terms of efficacy or safety. Because comparative data among products in the same drug class are rare, marketing forces often dictate a physician's decision to use one ACE inhibitor over another. We may not be able to overcome other companies' representations that their ACE inhibitors will offer the same benefits as Altace® as demonstrated by the HOPE trial. As a result, sales of Altace® may suffer from the perception of a class effect.

Currently, there is no generic form of Altace® available although Cobalt Pharmaceuticals has filed a Paragraph IV certification pertaining to Altace® which we have described above. That is, there is no product that has the same active ingredient, ramipril, as Altace® Although no generic substitute for Altace® has been approved by the FDA, there are other ACE inhibitors whose patents have expired or will expire in the next few years and there are generic forms of other ACE inhibitors. Also, there are different therapeutic agents that may be used to treat certain conditions treated by Altace® For example, the group of products known as angiotensin II receptor blockers, which we refer to as an "ARB," beta-blockers, calcium channel blockers and diuretics, may be prescribed to treat certain conditions that Altace® is used to treat. New ACE inhibitors or other anti-hypertensive therapies, increased sales of generic forms of other ACE inhibitors or of other therapeutic agents that compete with Altace® may adversely affect the sales of Altace® In these events, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our Co-Promotion Agreement for Altace® with Wyeth could be terminated before we realize all of the benefits of the agreement, it could be assigned to another company by Wyeth or Wyeth could market a competing product.

Our exclusive Co-Promotion Agreement for Altace® with Wyeth could be terminated before we realize all of the benefits of the agreement. Wyeth and we each have the right to terminate the agreement if annualized net sales of Altace® are not equal to or greater than $300.0 million on October 4, 2003. There are other reasons why either Wyeth or we could terminate the Co-Promotion Agreement. If the Co-Promotion Agreement is terminated for any reason, we may not realize increased sales which we believe may result from the expanded promotion of Altace® If we must unwind our marketing alliance efforts because of the reasons mentioned above, there may be a material adverse effect on the sales of Altace®

If another company were to acquire, directly or indirectly, over 50% of the combined voting power of Wyeth's voting securities or more than half of its total assets, then Wyeth could assign its rights and obligations under the Altace® Co-Promotion Agreement to a successor without our prior consent. However, a successor would be required to first assume in writing the obligations of Wyeth under the Co-Promotion Agreement before the rights of Wyeth were assigned to it. Another party might not market Altace® as effectively or efficiently as Wyeth did. Also, a company that acquires Wyeth might not place as much emphasis on the Co-Promotion Agreement, might expend fewer marketing resources, such as a fewer number of sales representatives, than Wyeth did, or might have less experience or expertise in marketing pharmaceutical products to physicians. In any of these cases, there may be a material adverse effect on the sales of Altace®

When feasible, Wyeth must give us six months' written notice of its intent to sell, market or distribute any product competitive with Altace.® Under the Co-Promotion Agreement, a product competes with Altace® if it is an ACE inhibitor, an ARB, or an ACE inhibitor or ARB in combination with other cardiovascular agents in a single product. However, an ARB alone or in combination with other cardiovascular agents competes with Altace® only if the level of promotional effort used by Wyeth for the ARB is greater than 50% of that applied to Altace.® A product would not compete with Altace® if in the last 12 months it had net sales of less than $100.0 million or 15% of net sales of Altace,® whichever was higher. Also, a product would not compete with Altace® under the Co-Promotion Agreement if the product were acquired by Wyeth through a merger with or acquisition by a third party and the product were no longer actively promoted by Wyeth or its successor through detailing the product to physicians.

Once we have been notified in writing of Wyeth's intent to market, sell or distribute a competing product, then Wyeth has 90 days to inform us as to whether it intends to divest its interest in the competing product. If Wyeth elects to divest the competing product, it must try to identify a purchaser and to enter into a definitive agreement with the purchaser as soon as practicable. If Wyeth elects not to divest the competing product or fails to divest the product within one year of providing notice to us of its plan to divest the competing product, then both of us must attempt to establish acceptable terms under which we would co-promote the competing product for the remaining term of our Altace® Co-Promotion Agreement. Alternatively, Wyeth and we could agree upon another commercial relationship, such as royalties payable to us for the sale of the competing product, or we could agree to adjust the promotion fee we pay to Wyeth for the co-promotion of Altace.® If Wyeth and we are unable to establish acceptable terms under any of these options, then we have the option at our sole discretion to reacquire all the marketing rights to Altace® and terminate the Co-Promotion Agreement upon 180 days prior written notice to Wyeth. In the event we decided to reacquire all the marketing rights to Altace® we would be obligated to pay Wyeth an amount of cash equal to twice the net sales of Altace® in the United States for the 12 month period preceding the reacquisition. The foregoing could have a material effect on our business, financial condition, results of operations and cash flows.

Our sales of Levoxyl® could be affected by future actions of the FDA, the possible development and approval of a generic substitute for Levoxyl® and our ability to maintain effective patent protection for Levoxyl.®

On August 14, 1997, the FDA announced in the Federal Register (62 FR 43535) that orally administered levothyroxine sodium drug products are new drugs. The notice stated that manufacturers who wish to continue to market these products must submit applications as required by the FDC Act by August 14, 2000. On April 26, 2000, the FDA issued a second Federal Register notice extending the deadline for filing these applications until August 14, 2001.

On May 25, 2001, the FDA approved our NDA for Levoxyl,® our levothyroxine sodium drug product. Other manufacturers of levothyroxine sodium drug products, including Abbott Laboratories who manufactures the competing product Synthroid,® have received FDA approval of NDA's for their levothyroxine sodium products. The FDA has announced that after August 14, 2001, it will not accept NDA's for levothyroxine sodium drug products. However, the FDA has stated it will continue to review applications which were submitted by August 14, 2001. Further, the FDA is requiring a phasing-out of the distribution of levothyroxine sodium products for which NDA's were pending but not approved by August 14, 2001. Other manufacturers who wish to submit an application for an equivalent product after August 14, 2001 must submit an ANDA seeking approval of a generic substitute for a levothyroxine sodium product with an approved NDA. A manufacturer could submit an ANDA demonstrating in vivo bioequivalence (in other words, the two products produce identical effects on the body) to Levoxyl.® If the FDA were to determine that another levothyroxine sodium product is bioequivalent to Levoxyl,® generic substitution for Levoxyl® may become possible which could result in a decrease in sales of our product Levoxyl® and have a material adverse effect upon our results of operations and cash flows.

During 2001 and 2002, we filed with the U.S. Patent and Trademark Office in excess of 40 applications for U.S. patents concerning our FDA-approved product Levoxyl.® The first U.S. patent on our FDA-approved Levoxyl,® the '581 patent, a utility patent with composition of matter claims, was issued on April 29, 2003 and extends through February 15, 2022. We cannot assure you that any or all of the other patent applications currently under review will be granted, or whether any or all of the resulting patents will provide Levoxyl® with additional protection from possible generic substitution. As noted above, Mylan Pharmaceuticals, a generic drug manufacturer, filed an ANDA with the FDA seeking permission to market a generic version of Levoxyl® prior to the expiration of our '581 patent which was issued to us on April 29, 2003. We received notice of the Paragraph IV certification alleging non-infringement no earlier than April 30, 2003. Additionally, on June 24, 2003, we received a notice of Paragraph IV certification related to the '581 patent from KV Pharmaceutical. While we intend to enforce our rights under the '581 patent to the full extent of the law, we cannot assure you that we will be successful. If we are not successful in enforcing our '581 patent, sales of our product Levoxyl® could be materially adversely affected, and accordingly our business, financial condition, results of operations and cash flows could be materially adversely affected.

On March 26, 2002, Jerome Stevens filed a Petition for Stay of Action (assigned Docket No. 02P1035) with the FDA seeking redress from the FDA for the public disclosure on the FDA's website of alleged trade secrets relating to the manufacturing process for Jerome Stevens' orally-administered levothyroxine sodium drug product Unithroid. While Jerome Stevens does not specifically request that the FDA stay any action with respect to our levothyroxine sodium drug product Levoxyl,® Jerome Stevens does request, among other broad remedies, that the FDA "immediately and indefinitely stay...all grants of drug pre-market authority that used, relied on, or were based on Jerome confidential and trade secret manufacturing information...." We have filed a Comment on Jerome Stevens' Petition with the FDA, stating that the NDA for Levoxyl® was filed with the FDA before the disclosure of Jerome Stevens' alleged trade secrets, and that the approval of the Levoxyl® NDA is unrelated to such disclosure. Based on these facts, we do not believe that Jerome Stevens' Petition applies to Levoxyl.® However, if the FDA were to determine that there is a valid legal basis for suspension or withdrawal of substantial FDA approval of the Levoxyl® NDA, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We filed a Citizen Petition with the FDA on March 28, 2003 requesting that the FDA refrain from approving or accepting for filing any ANDA or supplemental ANDA for levothyroxine sodium drug products until adequate standards for establishing bioequivalence for levothyroxine sodium drug products are adopted in accordance with FDA procedures. If the FDA approves an ANDA for a generic equivalent of Levoxyl® under the current standards, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We cannot assure you that we will not have to take additional charges related to the divestiture of Lorabid® or that sales of Lorabid® will increase in the future.

Under the supply agreement with Eli Lilly, we continue to be obligated to make minimum purchases of Lorabid® inventory. Based on changes in estimated prescription trends, we believe the minimum purchase commitments under the supply agreement are greater than inventory quantities we will be able to sell to our customers. As a result, during the fourth quarter of 2002, we have recorded a $49.9 million charge related to the liability associated with the amount of the purchase commitments in excess of expected demand. Additionally, during the fourth quarter of 2002, we recorded an intangible asset impairment charge in the amount of $66.8 million and a charge in the amount of $15.2 million attributable to inventory contributions, the latter resulting from our decision to divest our rights to Lorabid® If sales of Lorabid® continue to decline, if we terminate the supply agreement with Eli Lilly, or if we are unable to secure adequate Lorabid® inventory purchase commitments from a buyer of the Lorabid® rights, we may incur additional losses in the future. Further, in the event of further decline in the fair value of Lorabid® we may incur additional charges. We cannot assure you that we will be able to divest our rights to Lorabid® on acceptable terms or at all or that we will not incur additional charges in connection with this product. These charges and minimum purchase requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Sales of certain of our women's health products have been and may continue to be negatively affected by the perception of an increase in certain health risks associated with the use of combination hormone replacement therapies and oral estrogen replacement therapies.

From time to time studies on various aspects of pharmaceutical products are conducted by academics or others, including government agencies, the results of which when published may have dramatic effects on the markets for the pharmaceutical products that are the subject of the study. For example, an ongoing clinical trial entitled the Women's Health Initiative is being conducted by the National Institutes of Health. Data from that trial released in July 2002 indicated that an increase in certain health risks may result from the long-term use of a competitor's combination hormone replacement therapy for women. News of this data and the perception it has created have negatively affected the entire combination hormone replacement therapy and oral estrogen replacement therapy markets generally, which include our products Prefest® Menest® and Delestrogen® and may affect our future marketing efforts for Estrasorb™ We cannot assure you that sales of our currently marketed products will not continue to be negatively affected by the perception created by the data released to date or any additional data that may be released in the future. If sales of these products continue to be negatively affected by the perception created by data associated with the Women's Health Initiative, there may be a material adverse effect on our business, financial condition, results of operations and cash flows.

We are required annually, or on an interim basis as needed, to review the carrying value of our intangible assets and goodwill for impairment. If events such as generic competition or inability to manufacture or obtain sufficient supply of product occur that cause the sales of our products to decline, the intangible asset value of any declining product could become impaired.

As of March 31, 2003, we had $1.4 billion of net intangible assets and goodwill. Intangible assets primarily include the net book value of various product rights, trademarks, patents and other intangible rights. If future sales of a product decline significantly, it could result in an impairment of the declining product's net book value, resulting in a non-cash impairment charge. For example, during the fourth quarter of 2002, we decided to divest our rights to Lorabid® resulting in an impairment charge of $66.8 million. Additionally, the FDA approved for sale generic substitutes for our product Florinef® in March 2002 and in January 2003. During the first quarter of 2003, we recorded an intangible asset impairment charge of $111.0 million related to this product due to revised sales projections for Florinef® triggered by the entry of a second generic product into the market. Any impairment of the net book value of any product or combination of products, depending on the size of the product or products, could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

If we cannot implement our strategy to grow our business through increased sales and acquisitions, our competitive position in the pharmaceutical industry may suffer.

Our current strategy is focused on increasing sales of our existing products and enhancing our competitive standing through acquisitions of FDA-approved products and products in development, including through acquisitions of other companies, that complement our business and enable us to promote and sell new products through existing marketing and distribution channels. Moreover, since we engage in limited proprietary research activity with respect to the development of new chemical entities, we rely heavily on purchasing FDA-approved products and products in development from other companies.

Other companies, some of which have substantially greater financial, marketing and sales resources than we do, compete with us for the acquisition of FDA-approved products, products in development or companies. We may not be able to acquire rights to additional FDA-approved products, products in development, or companies on acceptable terms, if at all, or be able to obtain future financing for acquisitions on acceptable terms, if at all. The inability to effect acquisitions of additional branded FDA-approved products and products in development could limit the overall growth of our business. Furthermore, even if we obtain rights to a pharmaceutical product or acquire a company, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss.

If we cannot integrate the business of companies or products we acquire, our business may suffer.

We recently completed several acquisitions including Intal,® Tilade® and Synercid® from Aventis in December 2002 and Meridian in January 2003. Additionally, we acquired Elan's primary care business in the United States and Puerto Rico on June 12, 2003, which includes the products Sonata® and Skelaxin® and a dedicated primary care field sales force consisting of approximately 350 individuals. We anticipate that the integration of these acquisitions into our business will require significant management attention and may require the further expansion of our existing sales force or newly-acquired sales force. In order to manage our acquisitions effectively, we must maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees. Our acquisitions have significantly expanded our product offerings, operations and number of employees. Our future success will also depend in part on our ability to retain or hire qualified employees to operate our expanding facilities efficiently in accordance with applicable regulatory standards. If we cannot integrate our acquisitions successfully, these changes and acquisitions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are not able to develop or license new products, our business may suffer.

We compete with other pharmaceutical companies, including large pharmaceutical companies with financial resources and capabilities substantially greater than ours, in the development and licensing of new products. We cannot assure you that we will be able to

- engage in product life cycle management to develop new indications and line extensions for existing and acquired products;
- successfully develop, license or successfully commercialize new products on a timely basis or at all;
- develop or license new products in a cost effective manner; or
- obtain FDA approvals necessary to successfully implement the strategies described above.

For example, we are

- engaged in the development of a modified-release formulation of Sonata®;
- engaged in new formulation development for Skelaxin®;
- in exclusive license agreements with Novavax to promote, market, distribute and sell Estrasorb,™ a topical transdermal estrogen replacement therapy, and Androsorb,™ a topical testosterone replacement therapy for testosterone deficient women, and other women's health products;
- engaged in the development of binodenoson, a myocardial pharmacologic stress imaging agent;
- engaged in the development of a new inhaler for Intal® using the alternative propellant hydrofluoroalkane, or "HFA," and a diazepam-filled auto-injector, each of which is under FDA review;
- in an exclusive licensing agreement with Beartown to manufacture, market, distribute and sell tetrac, once approved, *as a compound for the suppression of pituitary secretion of thyroid stimulating hormone* (TSH); and
- in a licensing agreement with SkyePharma PLC to develop and commercialize a modified-release formulation of Altace® utilizing SkyePharma's patented oral drug delivery technology Geomatrix.®

However, we cannot assure you that we will be successful in any or all of these projects. If we are not successful, including the failure to obtain any necessary FDA approval, our business, financial condition and results of operations could be materially adversely affected.

Further, other companies may license or develop products or may acquire technologies for the development of products that are the same as or similar to the products we have in development or that we license. Because there is rapid technological change in the industry and because many other companies may have more financial resources than we do, other companies may

- develop or license their products more rapidly than we can,
- complete any applicable regulatory approval process sooner than we can,
- market or license their products before we can market or license our products, or
- offer their newly developed or licensed products at prices lower than our prices,

and thereby have a negative impact on the sales of our newly developed or licensed products. Tech*nological developments or the FDA's approval of new therapeutic indications for existing products* may make our existing products or those products we are licensing or developing obsolete or may make them more difficult to market successfully, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We do not have proprietary protection for most of our branded pharmaceutical products, and our sales could suffer from competition by generic substitutes.

Although most of our revenue is generated by products not subject to competition from generic products, there is no proprietary protection for most of our branded pharmaceutical products, and generic substitutes for many of these products are sold by other pharmaceutical companies. Even our products that currently have no generic substitute could face generic competition if generics are developed by other companies and approved by the FDA. For example, Florinef® has recently been subjected to competition from two generics, one approved by the FDA in March 2002 and the other approved in January 2003. We are also aware that an ANDA for Cortisporin® ophthalmic suspension which was previously inactive has been reactivated by the FDA with a new sponsor. We understand the sponsor entered the market as of April 14, 2003 with a generic equivalent for Cortisporin® ophthalmic suspension. The entry of the generic has negatively affected our market share for this product. Accordingly, our business, financial condition, results of operations and cash flows could be materially adversely affected. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Also, our branded products for which there is no generic form available may face competition from different therapeutic agents used for the same indications for which our branded products are used. Increased competition from the sale of generic pharmaceutical products or from different therapeutic agents used for the same indications for which our branded products are used may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Effective August 18, 2003, the FDA may approve generic substitutes of branded pharmaceutical products in a shorter period of time due to recent regulatory changes. Previously, the FDA required that generic applicants claiming patent invalidity or non-infringement give us notice each time either an ANDA was submitted or amended to claim invalidity or non-infringement of newly listed patents. If we filed a patent infringement suit against the generic applicant within 45 days of receiving such notice, the FDA was barred from approving the ANDA for 30 months unless specific events occurred sooner. To avoid multiple 30-month stays for the same branded drug, the FDA's new regulations now only require one such notice. Under the new regulations, if an ANDA applicant had already provided patent invalidity or non-infringement notice to us about a particular branded drug, we will not get a second notice or opportunity for another stay for that drug. As a result generic substitutes of our branded pharmaceutical products could be approved sooner.

The FDA's new regulations also significantly change patent listing requirements in the FDA's Orange Book. Only patents listed in the FDA's Orange Book are eligible for protection by a 30-month stay. We are now required to list all patents that claim a composition of matter relating to a drug or a method of using a drug. Previously, this provision was interpreted broadly, allowing the listing of many drug patents. The FDA's new regulations prohibit listing of certain types of patents, including patents claiming certain metabolites (the active moiety that results from the body's metabolism of the drug substance), intermediates (namely, substances not present in the finished product), certain methods of use, or patents claiming certain product packaging. As such, some patents that may issue in the future may not be eligible for listing in the FDA's Orange Book and thus not eligible for protection by a 30-month stay.

Any significant delays or difficulties in the manufacture of or supply of materials for our products may reduce our profit margins and revenues, limit the sales of our products, or harm our products' reputations.

We manufacture many of our products in facilities we own and operate. These products include Altace®, Levoxyl® and Thrombin-JMI®, which together represent approximately 63.4% of our revenues for the year ended December 31, 2002. Many of our production processes are complex and require specialized and expensive equipment. Any unforeseen delays or interruptions in our manufacturing operations may reduce our profit margins and revenues. If we are unable to resume manufacturing, after interruption, we may not be able to distribute our products as planned. Furthermore, growing demand for our products could exceed our ability to supply the demand. If such situations occur, it may be necessary for us to seek alternative manufacturers which could adversely impact our ability to produce and distribute our products. We cannot assure you that we would be able to utilize third-party manufacturers for our products in a timely manner or at all. In addition, our manufacturing output may decline as a result of power outages, supply shortages, accidents, natural disasters or other disruptions of the manufacturing process. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies.

A portion or all of many of our product lines, including Altace®, Skelaxin®, Sonata®, Bicillin®, Prefest®, Intal®, Tilade®, Synercid® and Cortisporin®, are currently manufactured by third parties. Once approved, Estrasorb™ will be manufactured for us by Novavax. Our dependence upon third parties for the manufacture of our products may adversely impact our profit margins or may result in unforeseen delays or other problems beyond our control. For example, if any of these third parties are not in compliance with applicable regulations, the manufacture of our products could be adversely affected. If for any reason we are unable to obtain or retain third-party manufacturers on commercially acceptable terms, we may not be able to distribute our products as planned. If we encounter delays or difficulties with contract manufacturers in producing or packaging our products, the distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply or abandon or sell product lines on unsatisfactory terms. We might not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. We also cannot assure you that the manufacturers we utilize will be able to provide us with sufficient quantities of our products or that the products supplied to us will meet our specifications.

Our supply agreement for Bicillin® with Wyeth expires on July 7, 2004. There are limitations on the number of units over and above current estimated demand for this product we can order under our supply agreement with Wyeth. Furthermore, the expiration dating on this product is limited to 24 months. We may not be able to extend our agreement with Wyeth and we may not be able to secure a new manufacturing source for sufficient quantities of Bicillin® on commercially acceptable terms. If we are unable to extend the existing supply agreement or if we are unable to secure a new source of supply, then we may not be able to distribute this product as planned or the value of the assets could be impaired, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For the year ended December 31, 2002, net sales of Bicillin® totaled $40.2 million.

We require a supply of quality raw materials and components to manufacture and package pharmaceutical products for us and for third parties with which we have contracted. Currently, we rely on over 500 suppliers to deliver the necessary raw materials and components. We have no reason to believe that we will be unable to procure adequate supplies of raw materials and components on a timely basis. However, if we are unable to obtain sufficient quantities of any of the raw materials or components required to produce and package our products, we may not be able to distribute our products as planned.

The occurrence of any of these events could result in significant back orders for our products which could have a material adverse effect on our business, financial condition, results of operations and cash flows and could adversely affect our market share for the products and the reputation of our products.

If third-party developers of some of our new product candidates and reformulated products fail to devote sufficient time and resources to our concerns, or if their performance is substandard or otherwise fails to comply with the terms of their agreements with us, the introduction of new or reformulated products may not be successful.

We develop products and product line extensions through research and development and through contractual relationships with third parties that develop new products, including new product formulations, on our behalf. Our reliance on third parties for the development of some of our products exposes us to risks which could cause delays in the development of new products or reformulated products or could cause other problems beyond our control. These third-party developers

- may not be successful in developing the products or product line extensions for us;
- may face financial or business related difficulties which could make it difficult or impossible for them to continue business operations; or
- may otherwise breach or terminate their agreements with us.

If any of these events occur and we are unable to successfully develop these products and new product formulations by other means, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our Parkedale facility has been the subject of FDA concerns. If we cannot adequately address the FDA's concerns, we may be unable to operate the Parkedale facility and, accordingly, our business may suffer.

Our Parkedale facility, located in Rochester, Michigan, manufactures both drug and biological pharmaceutical products. The Parkedale facility was one of six Pfizer facilities subject to a consent decree issued by the U.S. District Court of New Jersey in August 1993 as a result of FDA concerns about compliance issues within Pfizer facilities in the period before the decree was entered. The Parkedale facility continues to be subject to the consent decree.

The Parkedale facility was inspected by the FDA in March 2003. When an FDA inspector completes an authorized inspection of a manufacturing facility, the inspector typically provides the owner/operator of the facility with a written report listing the inspector's observations of objectionable conditions and practices. This written report is known as an "FDA Form 483" or simply as a "483." The observations in a 483 are reported to the manufacturer in order to assist the manufacturer in complying with the FDC Act and the regulations enforced by the FDA. Often a pharmaceutical manufacturer receives a 483 after an inspection and our Parkedale facility received a 483 following the March 2003 inspection. While no law or regulation requires us to respond to a 483, we have submitted a written response detailing our plan of action with respect to each of the observations made on the 483 and our commitment to correct any objectionable practice or condition. The risk to us of a 483, if left uncorrected, could include, among other things, the imposition of civil monetary penalties, the commencement of actions to seize or prohibit the sale of unapproved or non-complying products, or the cessation of manufacturing operations at the Parkedale facility that are not in compliance with cGMPs. While we believe the receipt of the 483 will not have a material adverse effect on our business, financial condition, results of operations and cash flows, we cannot assure you that future inspections may not result in adverse regulatory actions which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The 483 from March 2003 does not require us to delay or discontinue the production of any products made at the Parkedale facility.

We are near maximum capacity at our Middleton facility which will limit our ability to increase production of Thrombin-JMI.®

We are currently working on long-term strategies to expand our production capacity for Thrombin-JMI® which should potentially be completed in the next two to three years. These long-term strategies may further expand our manufacturing capacity for Thrombin-JMI® upon completion. We cannot assure you that our plans to expand our production capacity for Thrombin-JMI® will be successful and/or timely. If we cannot successfully and timely expand our production capacity for Thrombin-JMI,® our ability to increase production of Thrombin-JMI® will be limited, thereby limiting our unit sales growth for this product.

If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, our business could be harmed.

We may not be successful in securing or maintaining proprietary patent protection for our products or products and technologies we develop or license. In addition, our competitors may develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our sales. Some of our major branded pharmaceutical products have proprietary patent protection, including Altace® with a composition of matter patent that does not expire until October 2008 and a method of use patent that does not expire until April 2012. Both of these patents are listed in the FDA's Orange Book. The validity of patents can be subject to expensive litigation. As we mentioned earlier, Cobalt Pharmaceuticals, a generic drug manufacturer, has filed an ANDA alleging that the composition of matter patent related to Altace® is invalid. Cobalt is seeking permission from the FDA to market a generic version of Altace® prior to the expiration of the '722 patent, a composition of matter patent that does not expire until October 2008, but not before January 2005, the expiration date of another composition of matter patent that relates to and is listed in the FDA's Orange Book for Altace,® but which has not been challenged by Cobalt. Additionally, as mentioned above, Mylan Pharmaceuticals and KV Pharmaceutical have each provided us with a notice of Paragraph IV certification alleging noninfringement of the '581 patent (KV Pharmaceutical also alleges invalidity), as they are seeking FDA approval to market a generic form of Levoxyl® prior to the expiration of the '581 patent on February 15, 2022. Furthermore, as noted above, each of Eon Labs and CorePharma has filed an ANDA with the FDA pertaining to metaxalone, the active ingredient in Skelaxin,® to which we acquired rights from Elan on June 12, 2003.

We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in order to maintain our competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets and technology, or that we can adequately protect our trade secrets and technology.

If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If the implementation of our new information technology system is not successful, our business could be disrupted.

In November 2000, we began the process of implementing a new information technology system which has started to become operational. In connection with its implementation, we have incurred related costs of over $30.0 million. This system is intended to support many of our business functions, including manufacturing, warehousing, distribution, logistics, sales reporting, accounting, inventory, quality control, budgeting and other company functions. Although the new information technology system is intended to significantly enhance the accuracy of our calculations for estimating amounts due under Medicaid and other governmental pricing programs, our processes for these calculations will continue to involve considerable manual input, and, as a result, these calculations will remain subject to the risk of errors arising from manual processes at least until mid-2004. Even thereafter, despite our best efforts, the system could incorrectly calculate amounts due under Medicaid and other governmental pricing programs. In the event we do not successfully convert in a timely manner from our existing information system to the new one or in the event the new system does not operate as expected, our business could be disrupted. We could lose what we have invested and still have to incur additional costs for another system. This disruption or additional costs, if required, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Wholesaler and distributor buying patterns and other factors may cause our quarterly results to fluctuate, and these fluctuations may adversely affect our profitability.

Our results of operations, including, in particular, product sales revenue, may vary from quarter to quarter due to many factors. Wholesalers and distributors represent a substantial portion of our sales. Buying patterns of our wholesalers and distributors may vary from time to time. In the event wholesalers and distributors with whom we do business determine to limit their purchases of our inventory, sales of our products could be adversely affected. For example, in advance of an anticipated or announced price increase, many of our customers may order pharmaceutical products in larger than normal quantities. The ordering of excess quantities in any quarter could cause sales of some of our branded pharmaceutical products to be lower in subsequent quarters than they would have been otherwise. Other factors include expenditures related to the acquisition, sale and promotion of pharmaceutical products, a changing customer base, the availability and cost of raw materials, interruptions in supply by third-party manufacturers, new products introduced by us or our competitors, the mix of products we sell, sales and marketing expenditures, product recalls, competitive pricing pressures and general economic and industry conditions that may affect customer demand. We cannot assure you that we will be successful in maintaining or improving our profitability or avoiding losses in any future period.

If the stock price of Novavax declines, our investment in Novavax convertible notes could result in additional special charges related to a valuation allowance for these notes.

During the period from December 2000 through June 2002, we provided $40.0 million in financing to Novavax in the form of notes receivable convertible to common stock of Novavax. The loan is impaired as defined under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." We established a valuation allowance in the second quarter of 2002 which was adjusted in subsequent quarters during 2002 and in the first quarter of 2003. As of March 31, 2003, the valuation allowance for the Novavax convertible notes equaled $27.5 million. We will adjust the amount of the valuation allowance in future periods until the loan is no longer considered to be impaired. We may incur additional charges related to our investment in the convertible notes. Accordingly, these charges may adversely impact our earnings.

An increase in product liability claims, product recalls or product returns could harm our business.

We face an inherent business risk of exposure to product liability claims in the event that the use of our technologies or products are alleged to have resulted in adverse effects. These risks will exist for those products in clinical development and with respect to those products that receive regulatory approval for commercial sale. While we have taken, and will continue to take, what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $60.0 million for aggregate annual claims with a $10.0 million aggregate annual deductible; however, we cannot assure you that the level or breadth of any insurance coverage will be sufficient to cover fully all potential claims. Also, adequate insurance coverage might not be available in the future at acceptable costs, if at all. For example, we are not able to obtain product liability insurance with respect to our products Prefest,® Menest,® Delestrogen,® Pitocin® and Nordette,® each a women's healthcare product. With respect to any product liability claims relating to these products, we would be responsible for any monetary damages awarded by any court or any voluntary monetary settlements. Significant judgments against us for product liability for which we have no insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Product recalls or product field alerts may be issued at our discretion or at the discretion of the FDA, other government agencies or other companies having regulatory authority for pharmaceutical product sales. From time to time, we may recall products for various reasons, including failure of our products to maintain their stability through their expiration dates. Any recall or product field alert has the potential of damaging the reputation of the product. To date, these recalls have not been significant and have not had a material adverse effect on our business, financial condition, results of operations and cash flows. However, we cannot assure you that the number and significance of recalls will not increase in the future. Any significant recalls could materially affect our sales, the prescription trends for the products and damage the reputation of the products. In these cases, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Although product returns were approximately 2.7% of gross sales for the year ended December 31, 2002, we cannot assure you that actual levels of returns will not increase or significantly exceed the amounts we have anticipated.

Our wholly owned subsidiary, Jones Pharma Incorporated, is a defendant in litigation which is currently being handled by its insurance carriers. Should this coverage be inadequate or subsequently denied or were we to lose some of these lawsuits, our results of operations could be adversely affected.

Our wholly owned subsidiary, Jones Pharma Incorporated, is a defendant in 577 multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine, which is usually referred to as "fen/phen." In 1996, Jones acted as a distributor of Obenix®, a branded phentermine product. Jones also distributed a generic phentermine product. We believe that Jones' phentermine products have been identified in less than 100 of the foregoing cases. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. They seek compensatory and punitive damages as well as medical care and court-supervised medical monitoring. The plaintiffs claim liability based on a variety of theories including but not limited to, product liability, strict liability, negligence, breach of warranties and misrepresentation. These suits are filed in various jurisdictions throughout the United States, and in each of these suits Jones is one of many defendants, including manufacturers and other distributors of these drugs. Jones denies any liability incident to the distribution of its phentermine product and intends to pursue all defenses available to it. Jones has tendered defense of these lawsuits to its insurance carriers for handling and they are currently defending Jones in these suits. In the event that insurance coverage is inadequate to satisfy any resulting liability, Jones will have to resume defense of these lawsuits and be responsible for the damages, if any, that are awarded against it.

Sales of Thrombin-JMI® may be affected by the perception of risks associated with some of the raw materials used in its manufacture; if we are unable to develop purification procedures at our facilities that are in accordance with the FDA's expectations for biological products generally, the FDA could limit our ability to manufacture biological products at those facilities.

The source material for our product Thrombin-JMI® comes from bovine plasma and lung tissue. Bovine-sourced materials from outside the United States may be of some concern because of potential transmission of bovine spongiform encephalopathy, or "BSE." However, we have taken precautions to minimize the risks of contamination from BSE in our source materials. Our principal precaution is the use of bovine materials only from FDA-approved sources in the United States. Although no BSE has been documented in the United States, the United States is considered a Category II BSE-risk country, meaning that the United States is probably BSE-free but has some history of importing cattle from the United Kingdom and Canada.

We receive the bovine raw materials from a single vendor and any interruption or delay in the supply of that material could adversely affect the sales of Thrombin-JMI®. In addition to other actions taken by us and our vendor to minimize the risk of BSE, we are developing steps to further purify the material of other potential contaminants. We will continue surveillance of the source and believe that the risk of BSE contamination in the source materials for Thrombin-JMI® is very low. While we believe that our procedures and those of our vendor for the supply, testing and handling of the bovine material comply with all federal, state, and local regulations, we cannot eliminate the risk of contamination or injury from these materials. There are high levels of global public concern about BSE. Physicians could determine not to administer Thrombin-JMI® because of the perceived risk which could adversely affect our sales of the product. Any injuries resulting from BSE contamination could expose us to extensive liability. Also there is currently no alternative to the bovine-sourced materials for Thrombin-JMI®. If BSE spreads to the United States, the manufacture and sale of Thrombin-JMI® and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The FDA expects manufacturers of biological products to have validated processes capable of removing extraneous viral contaminants to a high level of assurance. As a result, many manufacturers of biologics are currently engaged in developing procedures to remove potential extraneous viral contaminants from their products. We are in the process of developing appropriate processing steps to achieve maximum assurance for the removal of potential extraneous viral contaminants from Thrombin-JMI®, which does not include BSE because it is not a viral contaminant. If we are not successful in gaining FDA approval for these processes, our ability to manufacture Thrombin-JMI® may be adversely affected. We cannot assure you that we will be successful in these efforts. Failure to obtain the FDA's approval for these procedures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

On November 15, 2006, we may be required to repurchase our 2¾% Convertible Debentures due November 15, 2021.

We issued 2¾% Convertible Debentures due November 15, 2021 in February 2002 in an aggregate amount of $345.0 million. The price at which the debentures are convertible into common stock is $50.16, subject to adjustments spelled out in the documents governing the debentures. If the price of our stock has not reached that amount by November 15, 2006, we may be required to repurchase all or a portion of the debentures representing the $345.0 million on November 15, 2006 if some or all of the holders of the debentures request that we repurchase their debentures. We cannot assure you that a significant repurchase requirement at that time would not have a material adverse effect on our business, financial condition, results of operations or cash flows.

A failure by Dey, L.P. to successfully market the EpiPen® auto-injector or an increase in competition could have a material adverse effect on our results of operations.

We recently acquired the EpiPen® auto-injector through our acquisition of Meridian. Dey, L.P. markets EpiPen® through a supply agreement that expires on December 31, 2010. Under the terms of the agreement, we grant Dey the exclusive right and license to market, distribute and sell EpiPen® worldwide. Although demand for EpiPen® continues to be strong due to increased awareness of the health risks associated with allergic reactions, we expect competition to intensify. We understand that a new competitive product manufactured by Hollister-Stier Laboratories LLC has received FDA approval. The new product, TwinJect® Auto-Injector (epinephrine) injection, is not a therapeutically equivalent product but has the same indications, same usage and the same route of delivery as EpiPen.® Users of EpiPen® would have to obtain a new prescription in order to substitute TwinJect.® The supply agreement with Dey includes minimum purchase requirements that are less than Dey's purchases in recent years. A failure by Dey to successfully market and distribute EpiPen® or an increase in competition could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our relationship with the U.S. Department of Defense and other government entities is subject to risks associated with doing business with the government.

All U.S. government contracts provide that they may be terminated for the convenience of the government as well as for default. The unexpected termination of one or more of our significant government contracts could result in a material adverse effect on our business, financial condition, results of operations and cash flows. Our supply contracts with the Department of Defense are subject to post-award audit and potential price determination. These audits may include a review of our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while costs already reimbursed must be refunded. Therefore, a post-award audit or price redetermination could result in an adjustment to our revenues. From time to time the Department of Defense makes claims for pricing adjustments with respect to completed contracts. No claims are currently pending. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government.

Other risks involved in government sales include the unpredictability in funding for various government programs and the risks associated with changes in procurement policies and priorities. Reductions in defense budgets may result in reductions in our revenues. We also provide our nerve agent antidote auto-injector to a number of state agencies and local communities for homeland defense against chemical agent terrorist attacks. Changes in governmental and agency procurement policies and priorities may also result in a reduction in government funding for programs involving our auto-injectors. A significant loss in government funding of these programs could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our sales depend on payment and reimbursement from third-party payors, and if they reduce or refuse payment or reimbursement, the use and sales of our products will suffer, we may not increase our market share, and our revenues and profitability will suffer.

The commercial success of some of our products is dependent, in part, on whether third-party reimbursement is available for the use of our products by hospitals, clinics, doctors and patients. Third-party payors include state and federal governments, under programs such as Medicaid and other entitlement programs, managed care organizations, private insurance plans and health maintenance organizations. Because of the growing size of the patient population covered by managed care organizations, it is important to our business that we market our products to them and to the pharmacy benefit managers that serve many of these organizations. Payment or reimbursement of only a portion of the cost of our prescription products could make our products less attractive, from a net-cost perspective, to patients, suppliers and prescribing physicians. Managed care organizations and other third-party payors try to negotiate the pricing of products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generics are often favored. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products or therapies for treatment of particular medical conditions. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization patient population. If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, our market share and gross margins could be negatively affected, as could our overall business and financial condition.

We have expanded our contracts with managed care organizations in an effort to increase the inclusion of our products on formularies. To the extent that our products are purchased by patients through a managed care group with which we have a contract, our average selling price is lower than it would be for a non-contracted managed care group. We take reserves for the estimated amounts of rebates we will pay to managed care organizations each quarter. Any increased usage of our products through Medicaid or managed care programs will increase the amount of rebates that we owe. We cannot assure you that our products will be included on the formulary lists of managed care organizations or that adverse reimbursement issues will not have a material effect on our financial condition, results of operations or cash flows.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, we could be subject to additional reimbursements, penalties, sanctions and fines which could have a material adverse effect on our business.

We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. As a manufacturer currently of single source, innovator multiple source and non-innovator multiple source products, rebate calculations vary among products and programs. The calculations are complex and, in certain respects, subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare and Medicaid Services at the Department of Health and Human Services of our current average manufacturer price and best price for each of our products. Governmental agencies may make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

In November 2000, we began the process of implementing a new information technology system which has started to become operational. Although this new information technology system is intended to significantly enhance the accuracy of our calculations for estimating amounts due under Medicaid and other governmental pricing programs, our processes for these calculations will continue to involve considerable manual input, and, as a result, these calculations will remain subject to the risk of errors arising from the manual processes at least until mid-2004. Even thereafter, despite our best efforts, the system could incorrectly calculate amounts due under Medicaid and other governmental pricing programs.

Federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Service, or "PHS," pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries.

In addition, we make our products available to authorized users of the Federal Supply Schedule, or "FSS," of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs. The Veterans Health Care Act of 1992, or "VHCA," imposes a requirement that the prices we charge to agencies under the FSS be discounted by a minimum of 24% off the average manufacturer price charged to non-federal customers. Our computation of the average manufacturer price to non-federal customers is used in establishing the FSS price for federal purchasers. The government maintains the right to audit the accuracy of our computations. Among the remedies available to the government for failure to accurately calculate FSS pricing and the average manufacturer price charged to non-federal customers is recoupment of any overpayments made by FSS purchasers as a result of errors in computations that affect the FSS price.

Failure to comply with our obligations under the Medicaid rebate program or other governmental pricing programs could subject us to additional reimbursements, penalties, sanctions and fines which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Medicaid rebate statute and the VHCA also provide that, in addition to penalties that may be applicable under other federal statutes, civil monetary penalties may be assessed for knowingly providing false information in connection with the pricing and reporting requirements under the laws.

As discussed in this "Risk Factors" section under the heading "The SEC investigation, other possible governmental investigations, and securities litigation could have a material adverse effect on our business" and in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Recent Developments—SEC Investigation, Medicaid and Other Governmental Program Accrual Adjustment, and Related Matters," we determined recently that we had underaccrued for estimated amounts due under Medicaid and other governmental pricing programs, and recorded an adjustment of $46.5 million to net sales and accrued expenses in the fourth quarter of 2002. This amount represents our best estimate of the extent to which we underpaid amounts due under Medicaid and other governmental pricing programs during the period from 1998 to 2002, including amounts owing to the Department of Veterans Affairs and PHS. We have contacted the Centers for Medicare and Medicaid Services, the Office of Inspector General at the Department of Health and Human Services, and the Department of Justice in connection with the underpayments and expect to engage in more detailed discussions with these and other appropriate agencies in order to determine the precise amount of the underpayments. We currently expect to make the requisite payments in the third or fourth quarter of 2003. The SEC, the Centers for Medicare and Medicaid Services, the Office of Inspector General, the Department of Justice and other governmental agencies that might be investigating or might commence an investigation of King could impose, based on a claim of a violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of these laws may impose liability even in the absence of specific intent to defraud. We cannot predict or reasonably estimate the likelihood or magnitude of any such sanctions at this time.

If we are unable to obtain approval of new HFA propellants for Intal® and Tilade,® our sales of these products could be adversely affected.

Under government regulations, chlorofluorocarbon compounds are being phased out because of environmental concerns. Our products Intal® and Tilade® currently use these compounds as propellants. A new inhaler for Intal® using the alternative propellant hydrofluoroalkane, or "HFA," is under review by the FDA. In the event we cannot obtain approval for alternative propellants for both Intal® and Tilade® before the final phase-out date of chlorofluorocarbon compounds or if we are unable to maintain an adequate supply of chlorofluorocarbon compounds for the production of these products prior to this date, our ability to market these products could be materially adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The loss of our key personnel or an inability to attract new personnel could harm our business.

We are highly dependent on the principal members of our management staff, the loss of whose services might impede the achievement of our strategic objectives. We cannot assure you that we will be able to attract and retain key personnel in sufficient numbers, with the requisite skills or on acceptable terms necessary or advisable to support our continued growth and integration. The loss of the services of key personnel could have a material adverse effect on us, especially in light of our recent growth. We do not maintain key-person life insurance on any of our employees. In addition, we do not have employment agreements with any of our key employees.

Our shareholder rights plan and bylaws discourage unsolicited takeover proposals and could prevent shareholders from realizing a premium on their common stock.

We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group which attempts to acquire us on terms not approved in advance by our Board of Directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include:

- a classified Board of Directors;
- the ability of our Board of Directors to designate the terms of and issue new series of preferred stock;
- advance notice requirements for nominations for election to our Board of Directors; and
- special voting requirements for the amendment of our charter and bylaws.

We are also subject to anti-takeover provisions under Tennessee laws, each of which could delay or prevent a change of control. Together these provisions and the rights plan may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for common stock.

Our stock price is volatile, which could result in substantial losses for investors purchasing shares.

The trading price of our common stock is likely to be volatile. The stock market in general and the market for emerging growth companies, such as King in particular, have experienced extreme volatility. Many factors contribute to this volatility, including

- variations in our results of operations;
- perceived risks and uncertainties concerning our business;
- announcements of earnings;
- failure to meet or exceed our own specific projections for revenue, product sales and earnings per share;
- failure to meet timelines for product development or other projections or forward-looking statements we may make to the public;
- failure to meet or exceed security analysts' financial projections for our Company;
- comments or recommendations made by securities analysts;
- general market conditions;
- perceptions about market conditions in the pharmaceutical industry;
- announcements of technological innovations or the results of clinical trials or studies;
- changes in marketing, product pricing and sales strategies or development of new products by us or our competitors;
- changes in domestic or foreign governmental regulations or regulatory approval processes; and
- announcements concerning regulatory compliance and government agency reviews.

This volatility may have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market (and in particular the securities of emerging growth companies such as King) could experience extreme price and volume fluctuations unrelated to operating performance. The volatility of our common stock imposes a greater risk of capital losses on our shareholders than would a less volatile stock. In addition, such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of our common stock.

RISKS RELATED TO OUR INDUSTRY

Failure to comply with government regulations could affect our ability to operate our business.

Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies, including the FDA, the DEA, the FTC, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration, and the EPA, as well as by foreign governments in countries where we distribute some of our products.

Noncompliance with applicable FDA policies or requirements could subject us to enforcement actions, such as suspensions of manufacturing or distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies, such as the DEA, the EPA or various agencies of the states and localities in which our products are manufactured, sold or distributed, and could have ramifications for our contracts with government agencies such as the Veteran's Administration or the Department of Defense. These enforcement actions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

All manufacturers of human pharmaceutical products are subject to regulation by the FDA under the authority of the FDC Act or the PHS Act or both. New drugs, as defined in the FDC Act, and new human biological drugs, as defined in the PHS Act, must be the subject of an FDA-approved new drug or biologic license application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We manufacture some pharmaceutical products containing controlled substances and, therefore, are also subject to statutes and regulations enforced by the DEA and similar state agencies which impose security, record keeping, reporting and personnel requirements on us. Additionally, we manufacture biological drug products for human use and are subject to regulatory burdens as a result of these aspects of our business. There are additional FDA and other regulatory policies and requirements covering issues such as advertising, commercially distributing, selling, sampling and reporting adverse events associated with our products with which we must continuously comply. Noncompliance with any of these policies or requirements could result in enforcement actions which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about a drug's safety or efficacy. All drugs must be manufactured in conformity with cGMPs, and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application.

While we believe that all of our currently marketed pharmaceutical products comply with FDA enforcement policies, have approval pending or have received the requisite agency approvals, our marketing is subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that noncomplying drugs are no longer marketed and that advertising and marketing materials and campaigns are in compliance with FDA regulations. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy FDA review process. Our manufacturing facilities and those of our third-party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if a government or regulatory authority is unsatisfied with the results of an inspection. Any interruptions of this type could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot determine what effect changes in regulations, enforcement positions, statutes or legal interpretation, when and if promulgated, adopted or enacted, may have on our business in the future. Changes could, among other things, require changes to manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. These changes, or new legislation, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any reduction in reimbursement levels by managed care organizations or other third-party payors may have an adverse effect on our revenues.

Commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has reduced prices across the industry. In addition, many managed care organizations are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. We cannot assure you that our products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact our operations.

If we fail to comply with the safe harbors provided under various federal and state laws, our business could be adversely affected.

We are subject to various federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to include, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify "safe harbors" or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. We seek to comply with the safe harbors. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing some of our practices, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly (in the civil context), or knowingly and willfully (in the criminal context), presenting, or causing to be presented for payment to third-party payors (including Medicaid and Medicare) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws. As discussed in this "Risk Factors" section under the heading "The SEC investigation, other possible governmental investigations, and securities litigation could have a material adverse effect on our business" and elsewhere in this report, we are in the process of quantifying and reporting to governmental agencies our underpayment of amounts due under Medicaid and other governmental pricing programs.

Violations of fraud and abuse laws may be punishable by civil and/or criminal sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicaid and Medicare). Any such violations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the future, the publication of negative results of studies or clinical trials may adversely impact our products.

From time to time studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies, the results of which, when published, may have dramatic effects on the markets for the pharmaceutical products that are the subject of the study. The publication of negative results of studies or clinical trials related to our products or the therapeutic areas in which our products compete could adversely affect our sales, the prescription trends for our products and the reputation of our products. One example of these types of studies is the Women's Health Initiative, which we discuss more fully in this "Risk Factors" section under the heading of "Sales of certain of our women's health products have been and may continue to be negatively affected by the perception of an increase in certain health risks associated with the use of combination hormone replacement therapies and oral estrogen replacement therapies." In the event of the publication of negative results of studies or clinical trials related to our branded pharmaceutical products or the therapeutic areas in which our products compete, our business, financial condition, results of operations and cash flows could be materially adversely affected.

New legislation or regulatory proposals may adversely affect our revenues.

A number of legislative and regulatory proposals aimed at changing the health care system, including the cost of prescription products, reimportation of prescription products and changes in the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. While we cannot predict when or whether any of these proposals will be adopted or the effect these proposals may have on our business, the pending nature of these proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The industry is highly competitive, and other companies in our industry have much greater resources than we do.

In the industry, comparatively smaller pharmaceutical companies like us compete with large, global pharmaceutical companies with substantially greater financial resources for the acquisition of products, technologies and companies. We cannot assure you that

- we will be able to continue to acquire commercially attractive pharmaceutical products, companies or technologies;
- additional competitors will not enter the market; or
- competition for acquisition of products, companies, technologies and product lines will not have a material adverse effect on our business, financial condition and results of operations

We also compete with pharmaceutical companies in developing, marketing and selling pharmaceutical products. The selling prices of pharmaceutical products typically decline as competition increases. Further, other products now in use, developed or acquired by other pharmaceutical companies may be more effective or offered at lower prices than our current or future products. Competitors may also be able to complete the regulatory process sooner and, therefore, may begin to market their products in advance of ours. We believe that competition for sales of our products will be based primarily on product efficacy, safety, reliability, availability and price.

Competition for Acquisitions We compete with other pharmaceutical companies for product and product line acquisitions. These competitors include Biovail Corporation, Forest Laboratories, Inc., Galen Holdings plc, Medicis Pharmaceutical Corporation, Shire Pharmaceuticals Group plc, Watson Pharmaceuticals, Inc., and other companies which also acquire branded pharmaceutical products and product lines, including those in development, from other pharmaceutical companies. We cannot assure you that

- we will be able to continue to acquire commercially attractive pharmaceutical products, companies or technologies;
- additional competitors will not enter the market; or
- competition for acquisition of products, companies, technologies and product lines will not have a material adverse effect on our business, financial condition and results of operations.

Product Competition Additionally, since our products are generally established and commonly sold, they are subject to competition from products with similar qualities.

Our largest product Altace® competes in the market with other cardiovascular therapies, including in particular, the following ACE inhibitors or any generic equivalents:

- Zestril® (AstraZeneca plc),
- Acupril® (Pfizer, Inc.),
- Prinivil® (Merck & Co., Inc.),
- Lotensin® (Novartis AG),
- Monopril® (Bristol-Myers Squibb Company),
- Vasotec® (Biovail Corporation),
- Capoten® (Bristol-Myers Squibb Company), and
- Mavik® (Abbott Laboratories).

Our product Levoxyl® competes with other levothyroxine sodium products, including in particular the following products and any generic equivalents:

- Synthroid® (Abbott Laboratories),
- Levothroid® (Forest Laboratories, Inc.), and
- Unithroid® (Jerome Stevens Pharmaceuticals, Inc.).

We intend to market these products aggressively by, among other things

- detailing and sampling to the primary prescribing physician groups, and
- sponsoring physician symposiums, including continuing medical education seminars.

Many of our branded pharmaceutical products have either a strong market niche or competitive position. Some of our branded pharmaceutical products face competition from generic substitutes. For example, the FDA approved for sale generic substitutes for Florinef® in March 2002 and in January 2003 and for Cortisporin® ophthalmic suspension in April 2003.

The manufacturers of generic products typically do not bear the related research and development costs and, consequently, are able to offer such products at considerably lower prices than the branded equivalents. There are, however, a number of factors which enable products to remain profitable once patent protection has ceased. For a manufacturer to launch a generic substitute, it must prove to the FDA when filing an application to make a generic substitute that the branded pharmaceutical and the generic substitute have bioequivalence. We believe it typically takes two or three years to prove bioequivalence and receive FDA approval for many generic substitutes. By focusing our efforts in part on products with challenging bioequivalence or complex manufacturing requirements and products with a strong brand image with the prescriber or the consumer, supported by the development of a broader range of alternative product formulations or dosage forms, we are better able to maintain market share, gross margins and cash flows. However, we cannot assure you that any of our products will remain exclusive without generic competition, or maintain their market share, gross margins and cash flows as a result of these efforts, the failure of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by their use of terms and phrases, such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and other similar terms and phrases, including references to assumptions. These statements are contained in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, as well as other sections of this report.

Forward-looking statements in this report include, but are not limited to:

- the future growth potential of, and prescription trends for our branded pharmaceutical products, particularly Altace,® Skelaxin,® Levoxyl,® Thrombin-JMI® and Sonata®;
- expectations regarding the enforceability of product-related patents including in particular patents related to Altace,® Levoxyl® and Skelaxin®;
- expected trends with respect to particular income and expense line items;
- the development and potential commercialization of Estrasorb,™ Androsorb™ and other products by Novavax and King;
- the development and approval of binodenoson, pre-clinical programs, and product life-cycle development projects;
- the development of a modified-release Altace®;
- the development of a modified-release Sonata®;
- the development of new formulations for Skelaxin®;
- the development and approval of a diazepam-filled auto-injector, and new inhalers for Intal® and Tilade® using the alternative propellant HFA;
- our continued successful execution of our growth strategies;
- anticipated developments and expansions of our business;
- anticipated expansion of our manufacturing capacity for Thrombin-JMI®;
- anticipated increases in sales of acquired products or royalty revenues;
- the success of our Co-Promotion Agreement with Wyeth;
- the high cost and uncertainty of research, clinical trials and other development activities involving pharmaceutical products;
- the development of product line extensions;
- the unpredictability of the duration or future findings and determinations of the FDA, including the pending applications related to Estrasorb™; our diazepam-filled auto-injector; and a new Intal® inhaler formulation utilizing HFA, and other regulatory agencies worldwide;
- the products which we expect to offer;
- the intent, belief or current expectations, primarily with respect to our future operating performance;
- expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates;
- expectations regarding patent approvals including those patents pending for Levoxyl® and Tigan® 300mg capsules and the protections to be provided by these patents if issued;
- expectations regarding the outcome of various pending legal proceedings including the Altace,® Levoxyl® and Skelaxin® patent challenges, the SEC investigation, other possible governmental investigations, securities litigation, and other legal proceedings described in this report;
- the ongoing implementation of our new information technology system; and
- expectations regarding our financial condition and liquidity as well as future cash flows and earnings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by our forward-looking statements. These known and unknown risks, uncertainties and other factors are described in detail in the "Risk Factors" section and in other sections of this annual report.

SHAREHOLDER INFORMATION

Corporate Headquarters
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000 or (800) 336-7783

Common Stock
King Pharmaceuticals, Inc. common stock trades on the New York Stock Exchange under the symbol "KG."

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Shareholder Account Assistance
Shareholders who wish to change the address or ownership of stock, report lost certificates, have questions about other account registration procedures, or require assistance about these matters should contact the Transfer Agent at the address or phone number above. Please include your name, address, and telephone numbers with all correspondence.

Inquiries
All business-related inquiries should be directed to:
James E. Green, Executive Vice President, Corporate Affairs
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8125

Independent Accountants
PricewaterhouseCoopers LLP
Greensboro, North Carolina

Additional Information
For a copy of the King Pharmaceuticals, Inc. 2002 Form 10-K Annual Report, as filed with the Securities and Exchange Commission, write or call the King Pharmaceuticals, Inc. Corporate Affairs Department at (423) 989-8711.

Internet Address
The Company's Internet address is www.kingpharm.com

Market for Common Equity and Related Stockholder Matters
The following table sets forth the range of high and low sales prices per share of our common stock for the periods indicated. Our common stock is listed on the New York Stock Exchange, where our stock trades under the symbol "KG." There were approximately 1,200 shareholders on December 31, 2002, based on the number of record holders of the common stock.

2001	High	Low
First quarter	$39.00	$24.79
Second quarter	43.41	27.13
Third quarter	46.05	34.25
Fourth quarter	44.59	35.12

2002	High	Low
First quarter	$42.13	$29.25
Second quarter	35.10	18.30
Third quarter	21.98	15.85
Fourth quarter	19.42	15.00

2003	High	Low
First quarter	**$18.13**	**$11.01**
Second quarter	**16.51**	**9.46**

On July 25, 2003, the closing price of the common stock as reported on the New York Stock Exchange was $15.12.

We have never paid cash dividends on our common stock. The payment of cash dividends is subject to the discretion of the Board of Directors and will be dependent upon many factors, including our earnings, our capital needs, and our general financial condition. We currently anticipate that for the foreseeable future, we will retain our earnings.

2002 BOARD OF DIRECTORS AND EXECUTIVE OFFICERS



BOARD OF DIRECTORS

(Standing, from left)
Joseph R. Gregory[1]
Vice Chairman,
King Pharmaceuticals, Inc.

James E. Gregory
Former Executive Vice President
and General Manager,
King Pharmaceuticals, Inc.

Frank W. DeFriece, Jr.
President,
Massengill DeFriece Foundation, Inc.

Jefferson J. Gregory
Chairman and Chief Executive Officer,
King Pharmaceuticals, Inc.

James R. Lattanzi
Chief Financial Officer,
King Pharmaceuticals, Inc.

R. Charles Moyer, Ph.D.
Dean Emeritus
of the Babcock Graduate
School of Management
at Wake Forest University

Gregory D. Jordan, Ph.D.
President,
King College

(Seated, from left)
Earnest W. Deavenport, Jr.
Former Chairman
and Chief Executive Officer,
Eastman Chemical Company

D. Greg Rooker
Former Owner and President,
Family Community Newspapers
of Southwest Virginia, Inc.;
Co-founder,
The Jason Foundation

EXECUTIVE OFFICERS

Jefferson J. Gregory
Chairman and Chief Executive Officer

Kyle P. Macione
President

James R. Lattanzi
Chief Financial Officer

John A. A. Bellamy
Executive Vice President
of Legal Affairs
and General Counsel

[1]Joseph R. Gregory retired from the Company's Board of Directors on February 28, 2003. Philip M. Pfeffer (not pictured) was appointed to the Board of Directors on February 28, 2003 to fill the vacancy created by Mr. Gregory's retirement from the Board.

Concept, design, and production by Thinkhouse (www.thinkhouse.com). Photography by Marc Norberg.

KING PHARMACEUTICALS

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
www.kingpharm.com